Filed Pursuant to Rule 253(g)(2)
File No. 024-10951

Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

SUPPLEMENT NO. 1 DATED July 21, 2021
TO THE PRELIMINARY OFFERING CIRCULAR
DATED JULY 13, 2021

This Supplement No. 1, dated July 21, 2021 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Preliminary Offering Circular, dated July 13, 2021 and qualified on July 19, 2021 (as may be further amended and supplemented, the “Offering Circular”), of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is to update the disclosures in the Offering Circular with respect to the Liquidity Platform (as defined in the Offering Circular).

Offering Circular, Dated July 21, 2021

Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

Best Efforts Offering of Series Membership Interests

Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), is offering, on a best efforts basis, the membership interests of each of the series of our company in the “Series Offering Table” beginning on page 1.
All of the series of our company offered hereunder may collectively be referred to in this offering circular as the “series” and each, individually, as a “series.”  The interests of all series described above may collectively be referred to in this offering circular as the “interests” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to in this offering circular as the “offerings” and each, individually, as an “offering.” See “Securities Being Offered” for additional information regarding the interests.
The interests are non-voting limited liability company membership interests in a series of our company. Each series is treated as a unique legal entity. Purchasing an interest in a series does not confer to the investor any ownership in our company or any other series. Each series is managed by Otis Wealth, Inc. (which we refer to as our manager), which also serves as the asset manager for the asset owned by each series. Our manager has full authority to determine how to best utilize the asset owned by the series. Investors will not have any say in the management of the asset or the series.
We conduct separate closings with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of interests offered for a series have been accepted.  If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering for a particular series in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.  No securities are being offered by existing securityholders.
Each offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings.  The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation and will not be commingled with the operating account of any series until, if and when there is a closing with respect to that investor.  See “Series Offering Table,” “Plan of Distribution and Selling Securityholders” and “Securities Being Offered” for additional information.

Series	Per interest price to public	Per interest underwriting discounts and commissions(1)	Per interest proceeds to issuer(2)(3)	Total minimum price to public	Total minimum underwriting discounts and commissions(1)	Total minimum proceeds to issuer(2)(3)	Total maximum price to public	Total maximum underwriting discounts and commissions(1)	Total maximum proceeds to issuer(2)(3)
Series Gallery Drop 081	$10.00	$0.10	$9.90	$480,000	$4,800	$475,200	$505,300	$5,053	$500,247
Series Gallery Drop 084	$10.00	$0.10	$9.90	$52,000	$520	$51,480	$54,700	$547	$54,153
Series Gallery Drop 085	$10.00	$0.10	$9.90	$60,000	$600	$59,400	$63,200	$632	$62,568
Series Gallery Drop 087	$10.00	$0.10	$9.90	$231,010	$2,310	$228,700	$243,200	$2,432	$240,768
Series Gallery Drop 088	$10.00	$0.10	$9.90	$55,250	$553	$54,697	$58,200	$582	$57,618
Series Gallery Drop 090	$10.00	$0.10	$9.90	$98,850	$989	$97,861	$104,100	$1,041	$103,059
Series Gallery Drop 091	$10.00	$0.10	$9.90	$37,480	$375	$37,105	$39,400	$394	$39,006
Series Gallery Drop 092	$10.00	$0.10	$9.90	$217,360	$2,174	$215,186	$228,800	$2,288	$226,512
Series Gallery Drop 099	$10.00	$0.10	$9.90	$130,000	$1,300	$128,700	$136,800	$1,368	$135,432
Series Gallery Drop 101	$10.00	$0.10	$9.90	$181,500	$1,815	$179,685	$211,300	$2,113	$209,187
Series Gallery Drop 103	$10.00	$0.10	$9.90	$17,500	$175	$17,325	$18,400	$184	$18,216
Series Gallery Drop 105	$10.00	$0.10	$9.90	$61,790	$618	$61,172	$65,000	$650	$64,350
Series Gallery Drop 106	$10.00	$0.10	$9.90	$26,650	$267	$26,383	$28,100	$281	$27,819
Series Gallery Drop 109	$10.00	$0.10	$9.90	$30,750	$308	$30,442	$32,400	$324	$32,076
Series Gallery Drop 110	$10.00	$0.10	$9.90	$10,080	$101	$9,979	$10,600	$106	$10,494
Series Gallery Drop 111	$10.00	$0.10	$9.90	$18,000	$180	$17,820	$18,900	$189	$18,711
Series Gallery Drop 112	$10.00	$0.10	$9.90	$57,000	$570	$56,430	$60,000	$600	$59,400
Series Gallery Drop 113	$10.00	$0.10	$9.90	$55,000	$550	$54,450	$57,900	$579	$57,321
Series Gallery Drop 114	$10.00	$0.10	$9.90	$12,810	$128	$12,682	$13,500	$135	$13,365
Series Gallery Drop 115	$10.00	$0.10	$9.90	$15,700	$157	$15,543	$16,500	$165	$16,335

(1)
Dalmore Group, LLC, or the Broker, will be acting as our executing broker in connection with each offering and will be paid the Brokerage Fee. See “Plan of Distribution and Selling Securityholders—Fees and Expenses.” We intend to distribute each series of our interests principally through the Otis Platform. See “Plan of Distribution and Selling Securityholders.”
North Capital Private Securities Corporation, or North Capital Private Securities, previously acted as our executing broker in connection with each offering. As of September 16, 2020, our company has (a) sold the maximum number of Series #KW Interests, Series Drop 002 Interests, Series Drop 003 Interests, Series Drop 004 Interests, Series Drop 005 Interests, Series Drop 008 Interests, Series Drop 009 Interests, Series Drop 010 Interests, Series Gallery Drop 011 Interests, Series Gallery Drop 012 Interests, Series Gallery Drop 014 Interests, Series Gallery Drop 015 Interests, Series Gallery Drop 016 Interests, Series Gallery Drop 018 Interests, Series Gallery Drop 019 Interests, Series Gallery Drop 020 Interests, Series Gallery Drop 022 Interests, Series Gallery Drop 024 Interests, Series Gallery Drop 026 Interests and Series Gallery Drop 027 Interests (we refer to these, collectively, as the Closed Drops) and closed each such offering; (b) received subscriptions for the maximum number of Series Gallery Drop 017 Interests, Series Gallery Drop 021 Interests, Series Gallery Drop 023 Interests, Series Gallery Drop 28 Interests, Series Gallery Drop 029 Interests, Series Gallery Drop 030 Interests, Series Gallery Drop 032 Interests and Series Gallery Drop 034 Interests (we refer to these, collectively, as the Fully Subscribed Drops) but the initial closings have not yet taken place; and (c) received subscriptions for 883 Series Gallery Drop 013 Interests, 267 Series Gallery Drop 025 Interests, 1,360 Series Gallery Drop 031 Interests, 48 Series Gallery Drop 033 Interests, 1,776 Series Gallery Drop 035 Interests, 3,881 Series Gallery Drop 036 Interests and 405 Series Gallery Drop 037 Interests (we refer to these, collectively, as the Open Drops) but the initial closings have not yet taken place. Total commissions in the above chart represent: (w) $12,259 in brokerage fees paid to North Capital Private Securities in connection with this offering with respect to the Closed Drops; (x) $6,110 in brokerage fees to be paid to North Capital Private Securities in connection with this offering with respect to the Fully Subscribed Drops; (y) $1,755 in brokerage fees to be paid to North Capital Private Securities in connection with respect to the Open Drops; and (z) the amounts payable to the Broker. See “Plan of Distribution and Selling Securityholders.”
(2)
Because these are best efforts offerings, the actual public offering amounts, brokerage fees and proceeds to us are not presently determinable and may be substantially less than each total maximum offering set forth above.
(3)
Our manager has assumed and will not be reimbursed for offering expenses. Note that certain proceeds will be used to pay interest on the promissory note entered between the respective series and our manager. See “Use of Proceeds to Issuer” for additional information.
(4)
We may issue, but will not be compensated for, additional interests, having up to the following maximum aggregate values, as set forth in the table below pursuant to the terms of the Bonus Interest Program. See “Plan of Distribution and Selling Securityholders—Bonus Interest Program.” No brokerage fees are payable, and each such series will receive no additional proceeds, with respect to the issuance of such interests.
Series Name	Maximum Bonus Interests	Maximum Bonus Interest Value
N/A	N/A	N/A

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements for this offering circular and future filings after the offerings.
An investment in our interests involves a high degree of risk. See “Risk Factors” for a description of some of the risks that should be considered before investing in our interests.

Generally, no sale may be made to you in any offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF ANY OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.
This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

We are offering to sell, and seeking offers to buy, our interests only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our interests. Neither the delivery of this offering circular nor any sale or delivery of our interests shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.
The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
v

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SERIES OFFERING TABLE
The table below shows key information related to the offering of each series. Please also refer to “The Underlying Assets” and “Use of Proceeds” for further details.
Series Name	Underlying Asset(s)	Offering Price per Interest	Maximum Offering Size	Minimum / Maximum / Subscribed Membership Interests(1)(2)	Opening Date	Closing Date	Status
Series #KW	2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley	$25.00	$250,000	10,000	7/17/19	11/27/19	Closed
Series Drop 002	Nike MAG Back to the Future (2016) sneakers	$33.00	$33,000	1,000	11/26/19	04/13/20	Closed
Series Drop 003	The Incredible Hulk #181 comic	$35.00	$35,000	1,000	11/29/19	03/18/20	Closed
Series Drop 004	Collection of Supreme skate decks (select limited-edition artist collaborations)	$47.00	$47,000	1,000	12/19/19	03/11/20	Closed
Series Drop 005	2018 DOB and Arrows: Patchworks Skulls painting by Takashi Murakami and Virgil Abloh	$76.00	$95,000	1,250	11/26/19	03/06/20	Closed
Series Drop 008	2019 series of commissioned paintings by fnnch	$40.00	$32,000	800	12/10/19	03/17/20	Closed
Series Drop 009	2012 Gone and Beyond painting by Kaws	$100.00	$325,000	3,250	12/19/19	10/02/20	Closed
Series Drop 010	Collection of Nike SB Dunks sneakers	$25.00	$25,000	1,000	12/10/19	03/06/20	Closed
Series Gallery Drop 011	2019 commissioned painting by Shelby and Sandy	$25.00	$20,000	800	03/03/20	05/21/20	Closed
Series Gallery Drop 012	2011 Love Is What You Want neon sculpture by Tracey Emin	$75.00	$150,000	2,000	04/09/20	08/24/20	Closed
Series Gallery Drop 013	2019 Grey Selenite Newspaper Machine sculpture by Daniel Arsham	$60.00	$90,000	1,500	03/23/20	02/22/21	Closed
Series Gallery Drop 014	Collection of 1985 Jordan 1 OG sneakers	$33.00	$33,000	1,000	02/18/20	04/21/20	Closed
Series Gallery Drop 015	Collection of Supreme skate decks – Bundle II	$27.00	$27,000	1,000	03/03/20	04/03/20	Closed
Series Gallery Drop 016	Collection of Nike and Adidas Yeezy sneakers	$21.00	$21,000	1,000	04/15/20	06/01/20	Closed

Series Gallery Drop 017	2017 Colorbar Constellation 6 painting by Derrick Adams	$54.00	$54,000	1,000	05/25/20	10/16/20	Closed
Series Gallery Drop 018	Tomb of Dracula #10 comic	$25.00	$12,000	480	06/05/20	08/14/20	Closed
Series Gallery Drop 019	2020 CHROMADYNAMICA MSS painting by Felipe Pantone	$30.00	$22,500	750	06/18/20	08/18/20	Closed
Series Gallery Drop 020	X-Men #1 comic	$75.00	$136,500	1,820	06/30/20	09/30/20	Sold
Series Gallery Drop 021	Collection of artist collaboration Nike sneakers	$25.00	$27,500	1,100	06/12/20	11/04/20	Closed
Series Gallery Drop 022	Collection of Nike Air Jordan 1 sneakers	$32.00	$32,000	1,000	06/25/20	08/14/20	Closed
Series Gallery Drop 023	2019 Cape Woman painting by Katherine Bradford	$19.00	$19,000	1,000	07/07/20	10/23/20	Closed
Series Gallery Drop 024	Fantastic Four #52 comic	$24.00	$24,000	1,000	07/01/20	08/17/20	Closed
Series Gallery Drop 025	2018 No. 90 painting by Derek Fordjour	$70.00	$70,000	1,000	07/07/20	12/15/20	Sold
Series Gallery Drop 026	Avengers #1 comic	$50.00	$100,000	2,000	06/30/20	09/14/20	Closed
Series Gallery Drop 027	Teenage Mutant Ninja Turtles #1 comic	$12.50	$62,500	5,000	07/21/20	09/15/20	Closed
Series Gallery Drop 028	Nike SB Dunk Low “Freddy Krueger” sneakers	$10.00	$20,000	2,000	08/04/20	11/20/20	Closed
Series Gallery Drop 029	Collection of Travis Scott collaboration Nike sneakers	$11.00	$55,000	5,000	08/13/20	11/06/20	Closed
Series Gallery Drop 030	2020 A Perfect Trade painting by Cleon Peterson	$14.00	$28,000	2,000	08/18/20	12/01/20	Closed
Series Gallery Drop 031	2020 Sneakers, Computers, Capri Sun painting by Katherine Bernhardt	$24.00	$48,000	2,000	08/20/20	01/21/21	Closed
Series Gallery Drop 032	Super Mario Bros. 3 “Right” NES game	$1.00	$5,000	5,000	08/19/20	12/31/20	Closed
Series Gallery Drop 033	Collection of 1985 Nike Air Jordan I sneakers	$10.00	$24,000	2,400	09/09/20	01/28/21	Closed
Series Gallery Drop 034	2003 Police Car painting by Banksy	$20.00	$415,000	20,750	08/19/20	11/02/20	Closed
Series Gallery Drop 035	2020 Triptych: Medical Bill paintings by MSCHF	$20.00	$75,000	3,750	09/25/20	12/22/20	Closed

Series Gallery Drop 036	Collection of streetwear collaboration Nike sneakers	$10.00	$51,000	5,100	09/20/20	12/16/20	Closed
Series Gallery Drop 037	Collection of sample and player-exclusive Nike Air Jordan sneakers	$10.00	$26,500	2,650	09/29/20	11/05/20	Closed
Series Gallery Drop 038	2003 LeBron James Topps Chrome #111 Refractor trading card	$10.00	$73,500	7,350	10/07/20	11/05/20	Closed
Series Gallery Drop 039	1985 Nike Air Jordan 1 TYPS PE sneakers	$10.00	$67,500	6,750	10/14/20	12/14/20	Closed
Series Gallery Drop 040	Collection of Nike Air Max sneakers	$10.00	$35,500	3,550	11/03/20	01/29/21	Closed
Series Gallery Drop 041	Dior Collaboration Nike Air Jordan 1 Low sneakers	$1.00	$5,500	5,500	10/09/20	12/16/20	Closed
Series Gallery Drop 042	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	$10.00	$21,000	2,100	10/28/20	12/01/20	Closed
Series Gallery Drop 043	Futura collaboration Nike SB Dunk High “FLOM” sneakers	$10.00	$67,000	6,700	11/10/20	01/22/21	Closed
Series Gallery Drop 044	Nike Air Jordan 1 High “‘Shattered Backboard’ Origin Story” sneakers	$10.00	$466,700	46,670	11/19/20	04/22/21	Closed
Series Gallery Drop 045	Complete set of 1986 Fleer basketball trading cards	$10.00	$230,000	23,000	11/17/20	01/19/21	Closed
Series Gallery Drop 046	2000 SP Authentic #118 Tom Brady rookie trading card	$10.00	$53,000	5,300	01/20/21	02/12/21	Closed
Series Gallery Drop 047	1981 Topps #216 Joe Montana rookie trading card	$10.00	$30,000	3,000	01/14/21	02/12/21	Closed
Series Gallery Drop 048	2011 Hermès 35cm So Black Birkin handbag	$10.00	$58,000	5,800	01/21/21	05/25/21	Closed
Series Gallery Drop 049	2003 SP Authentic Limited LeBron James #148 trading card	$10.00	$225,000	22,500	01/11/21	02/01/21	Closed
Series Gallery Drop 050	Zelda II: The Adventure of Link NES game	$10.00	$29,500	2,950	01/25/21	03/01/21	Closed
Series Gallery Drop 051	2009 Topps Chrome Stephen Curry #101 trading card	$10.00	$31,000	3,100	01/08/21	01/26/21	Closed
Series Gallery Drop 052	Pokémon Blue Game Boy game	$10.00	$10,000	1,000	12/22/20	01/12/21	Closed
Series Gallery Drop 053	Pokémon Yellow Game Boy game	$10.00	$79,500	7,950	01/21/21	04/08/21	Closed
Series Gallery Drop 054	Golf NES game	$10.00	$19,000	1,900	01/05/21	02/02/21	Closed

Series Gallery Drop 055	1999 Pokémon 1st Edition Shadowless Holo Blastoise #2 trading card	$10.00	$47,500	4,750	03/04/21	04/05/21	Closed
Series Gallery Drop 056	1999 Pokémon 1st Edition Shadowless Holo Mewtwo #10 trading card	$10.00	$21,200	2,120	01/08/21	02/09/21	Closed
Series Gallery Drop 057	1999 Pokémon 1st Edition Shadowless Holo Raichu #14 trading card	$10.00	$18,000	1,800	01/04/21	02/09/21	Closed
Series Gallery Drop 058	2012-13 National Treasures Anthony Davis RPA trading card	$10.00	$22,400	2,240	02/28/21	03/12/21	Closed
Series Gallery Drop 059	Super Mario Bros. NES game	$10.00	$77,600	7,760	01/22/21	03/09/21	Closed
Series Gallery Drop 060	Daredevil #1 comic	$10.00	$51,100	5,110	01/22/21	03/05/21	Closed
Series Gallery Drop 061	1999 Pokémon 1st Edition Shadowless Holo Venusaur #15 trading card	$10.00	$23,100	2,310	01/14/21	02/09/21	Closed
Series Gallery Drop 062	Tetris and Tetris II NES games	$10.00	$16,200	1,620	01/25/21	02/19/21	Closed
Series Gallery Drop 063	2002-03 Panini Futebol Portugal Cristiano Ronaldo #137 trading card	$10.00	$21,100	2,110	02/01/21	03/02/21	Closed
Series Gallery Drop 064	2004-05 Panini Megacracks La Liga Lionel Messi #71 trading card	$10.00	$33,700	3,370	02/01/21	03/01/21	Closed
Series Gallery Drop 065	1996 Topps Chrome Allen Iverson #171 Refractor trading card	$10.00	$21,100	2,110	02/05/21	03/23/21	Closed
Series Gallery Drop 066	2013 Panini Immaculate Collection Giannis Antetokounmpo #131 RPA trading card	$10.00	$94,700	9,470	02/19/21	03/05/21	Closed
Series Gallery Drop 067	2003-04 SP Authentic Signatures #LJA LeBron James trading card	$10.00	$63,200	6,320	04/20/21	06/03/21	Closed
Series Gallery Drop 068	2007 Topps Chrome Kevin Durant #131 Refractor trading card	$10.00	$25,300	2,530	02/10/21	03/05/21	Closed
Series Gallery Drop 069	Emerging 15 Index: collection of 15 NBA Panini Prizm Silver trading cards	$10.00	$37,000	3,700	02/18/21	03/05/21	Closed

Series Gallery Drop 070	Contra NES game	$10.00	$32,800	3,280	03/02/21	04/05/21	Closed
Series Gallery Drop 071	2018 Panini Prizm Luka Doncic Prizm Mojo #280 trading card	$10.00	$78,900	7,890	03/07/21	03/25/21	Closed
Series Gallery Drop 072	2003 Exquisite Collection Noble Nameplates #LB LeBron James trading card	$10.00	$297,500	29,750	03/08/21	04/15/21	Closed
Series Gallery Drop 073	2003 SP Authentic Signatures #MJ Michael Jordan trading card	$10.00	$46,600	4,660	04/16/21	06/11/21	Closed
Series Gallery Drop 074	2018 Panini Prizm World Cup Kylian Mbappe Orange Prizm #80 trading card	$10.00	$22,000	2,200	03/09/21	03/25/21	Closed
Series Gallery Drop 075	2012 National Treasures Russell Wilson Rookie Signature Material Black #325 trading card	$10.00	$58,300	5,830	03/09/21	07/08/21	Closed
Series Gallery Drop 076	1996 Bowman’s Best Atomic Refractors Kobe Bryant #R23 trading card	$10.00	$58,300	5,830	03/21/21	04/27/21	Closed
Series Gallery Drop 077	1997 Brown’s Boxing Floyd Mayweather Jr. #51 trading card	$10.00	$38,800	3,880	03/09/21	04/05/21	Closed
Series Gallery Drop 078	1987 Converse Magic Johnson game-worn, signed sneakers	$10.00	$22,000	2,200	03/26/21	04/15/21	Closed
Series Gallery Drop 079	2012 National Treasures Kawhi Leonard #114 trading card	$10.00	$21,200	2,120	03/04/21	03/19/21	Closed
Series Gallery Drop 080	1972 Topps Julius Erving #195 trading card	$10.00	$15,800	1,580	02/24/21	03/19/21	Closed
Series Gallery Drop 081	1997 Metal Universe Precious Metal Gems Michael Jordan #23 trading card	$10.00	$505,300	48,000 / 50,530 / 30,086	03/19/21		Open
Series Gallery Drop 082	2003 Finest LeBron James Refractor #133 trading card	$10.00	$84,200	8,420	03/30/21	04/30/21	Closed
Series Gallery Drop 083	1981 Topps Magic Johnson #21 trading card	$10.00	$47,400	4,740	03/26/21	05/14/21	Closed
Series Gallery Drop 084	2003-04 Topps Chrome Hobby Box sealed box of trading cards	$10.00	$54,700	5,200 / 5,470 / 1	04/05/21		Open

Series Gallery Drop 085	1996-97 Topps Chrome Basketball Hobby Box sealed box of trading cards	$10.00	$63,200	6,000 / 6,320			Not Yet Launched
Series Gallery Drop 086	2017 National Treasures #161 Patrick Mahomes II JSY AU Holo Silver trading card	$10.00	$94,700	9,470	04/12/21	05/26/21	Closed
Series Gallery Drop 087	1996 Flair Showcase Legacy Collection Row 0 #31 Kobe Bryant Rookie trading card	$10.00	$243,200	23,101 / 24,320			Not Yet Launched
Series Gallery Drop 088	1980-81 Topps Basketball Wax Box sealed box of trading cards	$10.00	$58,200	5,525 / 5,820			Not Yet Launched
Series Gallery Drop 089	2004 Panini Sports #89 Lionel Messi Mega Cracks Campeon trading card	$10.00	$25,200	2,520	03/31/21	04/19/21	Closed
Series Gallery Drop 090	1995 Pokémon Japanese Topsun Blue Back No Number Charizard trading card	$10.00	$104,100	9,885 / 10,410 / 6,969	03/30/21		Open
Series Gallery Drop 091	1987 Fleer #59 Michael Jordan trading card	$10.00	$39,400	3,748 / 3,940 / 3,368	06/07/21		Open
Series Gallery Drop 092	1986 Fleer Stickers #8 Michael Jordan Rookie trading card	$10.00	$228,800	21,736 / 22,880			Not Yet Launched
Series Gallery Drop 093	2009 Bowman Chrome Draft Prospects Refractors #BDPP89 Mike Trout Signed Rookie trading card	$10.00	$45,800	4,580	03/29/21	04/27/21	Closed
Series Gallery Drop 094	2017 Kevin Durant Western Conference Semi-Finals game-worn jersey	$10.00	$22,800	2,280	05/26/21	07/08/21	Closed
Series Gallery Drop 095	2020 Kevin Durant Nets-debut game-worn jersey	$10.00	$47,600	4,760	04/14/21	06/18/21	Closed
Series Gallery Drop 096	2019 Panini Prizm Blue Ice #248 Zion Williamson Rookie trading card	$10.00	$30,500	3,050	04/06/21	04/27/21	Closed
Series Gallery Drop 097	Halo: Combat Evolved game	$10.00	$31,600	3,160	04/02/21	05/05/21	Closed
Series Gallery Drop 098	Super Mario Land game	$10.00	$14,700	1,470	04/06/21	04/27/21	Closed

Series Gallery Drop 099	Mike Tyson’s Punch-Out!! game	$10.00	$136,800	13,000 / 13,680			Not Yet Launched
Series Gallery Drop 100	Collection of Street Fighter games	$10.00	$19,500	1,950	04/21/21	06/22/21	Closed
Series Gallery Drop 101	Nintendo World Championship game	$10.00	$211,300	18,150 / 21,130 / 13,654	04/06/21		Open
Series Gallery Drop 102	2003 NetPro Glossy International Preview #P2 Serena Williams trading card	$10.00	$14,800	1,480	05/19/21	07/01/21	Closed
Series Gallery Drop 103	2003 NetPro Glossy #G2 Serena Williams Rookie trading card	$10.00	$18,400	1,750 / 1,840 / 1,840	05/19/21		Open
Series Gallery Drop 104	Sealed Apple iPhone 2G A1203	$10.00	$13,100	1,310	05/24/21	06/17/21	Closed
Series Gallery Drop 105	2014 Panini Prizm World Cup #12 Lionel Messi Green Crystal Prizm trading card	$10.00	$65,000	6,179 / 6,500 / 2,792	06/07/21		Open
Series Gallery Drop 106	1993 SP Foil #279 Derek Jeter Rookie trading card	$10.00	$28,100	2,665 / 2,810			Not Yet Launched
Series Gallery Drop 107	1994 Miami Bumble Bee #8 Dwayne Johnson Rookie trading card	$10.00	$23,800	2,380	05/24/21	06/24/21	Closed
Series Gallery Drop 108	Kobe Bryant Last Game signed ticket	$10.00	$31,700	3,170	06/08/21	07/13/21	Closed
Series Gallery Drop 109	2001 SP Authentic Stars #45 Tiger Woods Rookie trading card	$10.00	$32,400	3,075 / 3,240 / 2,299	05/24/21		Open
Series Gallery Drop 110	1984 Transformers G1 Optimus Prime “Pepsi Edition” toy	$10.00	$10,600	1,008 / 1,060 / 1,060	07/06/21		Open
Series Gallery Drop 111	2002 Yu-Gi-Oh Blue-Eyes White Dragon LOB-001 First Edition trading card	$10.00	$18,900	1,800 / 1,890			Not Yet Launched
Series Gallery Drop 112	Pokémon Red game	$10.00	$60,000	5,700 / 6,000			Not Yet Launched
Series Gallery Drop 113	Mario Kart 64 game	$10.00	$57,900	5,500 / 5,790			Not Yet Launched
Series Gallery Drop 114	Collection of all three original Nike Air Yeezy 1's	$10.00	$13,500	1,281 / 1,350			Not Yet Launched
Series Gallery Drop 115	Special Marvel Edition #15 comic	$10.00	$16,500	1,570 / 1,650			Not Yet Launched

(1)
For open offerings, each row states, with respect to the given offering, the minimum and maximum number of interests offered and the number of subscriptions for membership interests received as of the date of this offering circular, but the initial closing of such offering has not yet taken place. For closed offerings, each row states the actual number of interests sold.
(2)
We may issue, but will not be compensated for, additional interests pursuant to the terms of the Bonus Interest Program. See “Plan of Distribution and Selling Securityholders—Bonus Interest Program.”

SUMMARY
The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this offering circular.  You should read the entire offering circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.”  You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in our interests.  All references in this offering circular to “$” or “dollars” are to United States dollars.
The Company
Overview
We believe that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high, and quality access has been limited to a tiny fraction of our global economy. We believe that those who do have access to top-quality alternative investments are faced with a lack of transparency, operational overhead and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low, with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.
The Otis Platform is our proposed solution to this problem. We plan to create a marketplace for investment-grade art and collectibles and to expand our asset classes into other alternative asset classes such as real estate, wine, precious metals and culture (movies, music royalties, etc.), through one or more affiliated issuers. Our goal is to unlock every type of alternative asset and give investors true uncorrelated diversification.
We plan to target the acquisition of underlying assets ranging in price anywhere from $25,000 to $50,000,000. Some assets may also be below this range. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency.
History and Structure
Our company is a series limited liability company formed on December 18, 2018 pursuant to Section 18-215 of the Delaware Limited Liability Company Act, or the LLC Act.
As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series. We intend that each series will own its own underlying assets, which will be works of art or other collectibles.
Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  As such, the assets of a series include only the work(s) of art or other collectible(s) associated with that series and other related assets (e.g., cash reserves).
Impact of Coronavirus Pandemic
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and most states and localities in the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate. The impacts of the outbreak are unknown and rapidly evolving. Our principal office in New York State is closed, and we currently have limited access to our storage facility.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager has also taken precautions with regard to employee, facility and office hygiene and implemented significant travel restrictions. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and our manager will continue to monitor and mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.
The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.
If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. We expect that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. Our manager may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of our manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering circular, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. We expect the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
Manager
Otis Wealth, Inc., a Delaware corporation incorporated on October 4, 2018 (which we refer to as our manager), is the manager of our company and each series of our company.  Our manager also owns and operates a mobile app-based investment platform called Otis (we refer to the Otis app and any successor platform used by us for the offer and sale of interests as the Otis Platform) through which each series of interests will be sold.
At the closing of each offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the interests sold in such offering for the same price as all other investors, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. Our manager may sell its interests from time to time after closing of any offering. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.
Advisory Board

Our manager intends to assemble an expert network of advisors with experience in relevant industries (which we refer to as the Advisory Board) to assist it in identifying and acquiring the art, collectibles and other alternative assets, to assist the asset manager described below in managing the underlying assets and to advise our manager and certain other matters associated with our business and various series.
The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.
Operating Expenses
Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):
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any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;
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any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission;

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any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;
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any withholding or transfer taxes imposed on our company or a series or any interest holders as a result of its or their earnings, investments or withdrawals;
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any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;
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any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or our asset manager in connection with the affairs of our company or a series;
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the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;
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all custodial fees, costs and expenses in connection with the holding of an underlying asset;
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any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member in connection with a series;
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the cost of the audit of the annual financial statements of our company or a series and the preparation of tax returns and circulation of reports to interest holders;
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any indemnification payments;
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the fees and expenses of counsel to our company or a series in connection with advice directly relating to its legal affairs;
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the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company or a series; and

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any similar expenses that may be determined to be Operating Expenses, as determined by our managing member in its reasonable discretion.
Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the initial closing of each offering. Our manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).
If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which our manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such underlying asset (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.
Asset Manager
Each series will appoint our manager to serve as asset manager to manage the underlying asset related to such series pursuant to an asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Advisory Board, our asset manager will have sole authority and complete discretion over the care, custody, maintenance and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith.  Our asset manager will be authorized on behalf of each series to, among other things:
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create the asset maintenance policies for each underlying asset in consultation with the Advisory Board and oversee compliance with such maintenance policies;
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purchase and maintain insurance coverage for each underlying asset for the benefit of the series related to such asset;

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engage third-party independent contractors for the care, custody, maintenance and management of each underlying asset;
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develop standards for the care of each underlying asset while in storage;
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develop standards for the transportation and care of each underlying asset when outside of storage;
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reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to each underlying asset paid by the asset manager;
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deliver invoices to our manager for the payment of all fees and expenses incurred by the series in connection with the maintenance of its underlying asset and ensure delivery of payments to third parties for any such services; and
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generally perform any other act necessary to carry out its obligations under the asset management agreement.
Our asset manager will be paid a fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.
See “Description of Business—Description of the Asset Management Agreement.”
Distribution Rights

Our manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each series of interests.
Free Cash Flow consists of the net income (as determined under U.S. generally accepted accounting principles, or GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying asset related to such series.  Our manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.
Any Free Cash Flow generated by a series from the utilization of the underlying asset related to such series shall be applied within the series in the following order of priority:
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repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
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thereafter to create such reserves as our manager deems necessary, in its sole discretion, to meet future Operating Expenses; and
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thereafter by way of distribution to holders of the interests of such series (net of corporate income taxes applicable to the series), which may include asset sellers of the underlying asset related to such series or our manager or any of its affiliates.
Asset seller(s) are any individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by us in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset.
See “Securities Being Offered—Distribution Rights.”
Timing of Distributions
Our manager may make semiannual distributions of Free Cash Flow remaining to holders of interests subject to it having the right, in its sole discretion, to withhold distributions in order to meet anticipated costs and liabilities of the series.  Our manager may change the timing of potential distributions in its sole discretion.
Distributions upon Liquidation
Upon the occurrence of a liquidation event relating to our company as a whole or any series, our manager (or a liquidator selected by our manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors, (ii) second, to any creditors that are our manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series).  See “Securities Being Offered—Liquidation Rights.”
Transfer Restrictions

Our manager may refuse a transfer by a holder of its interest(s) in any series if such transfer would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners in such series that are not “accredited investors” (provided that our manager may waive such limitations), (b) the assets of such series being deemed “plan assets” for purposes of the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended, or ERISA, (c) a change of U.S. federal income tax treatment of our company and/or such series, or (d) our company, such series or our manager being subject to additional regulatory requirements. Furthermore, as our interests are not registered under the Securities Act, transfers of our interests may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws.  See “Securities Being Offered—Transfer Restrictions” for more information.

The Offerings
Securities being offered:
We are offering the minimum and maximum number of interests of each series at a price per interest set forth in the “Series Offering Table” section above. We may issue, but will not be compensated for, additional interests pursuant to the terms of the Bonus Interest Program. See “Plan of Distribution and Selling Stockholders—Bonus Interest Program.” Our manager will own a minimum of 2% and may own a maximum of 19.99% of the interests of each series at closing, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. Our manager may sell these interests at any time after the applicable closing.
Each series of interests is intended to be a separate series of our company for purposes of assets and liabilities.  See “Securities Being Offered” for further details.  The interests will be non-voting except with respect to certain matters set forth in our limited liability company agreement, dated February 1, 2019, as amended from time to time (which we refer to as the operating agreement).  The purchase of a particular series of interests is an investment only in that series of our company and not an investment in our company as a whole.

Minimum and maximum subscription:
The minimum subscription by an investor is one (1) interest and the maximum subscription by any investor is for interests representing 20% of the total interests of a particular series, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. See “Plan of Distribution and Selling Securityholders” for additional information.

Broker:
We have entered into an agreement with the Broker, which is acting as our executing broker in connection with each offering. The Broker is a broker-dealer which is registered with the Commission and will be registered in each state where each offering will be made prior to the launch of such offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with each offering.  The Broker is a member of Financial Industry Regulatory Authority, Inc., or FINRA, and the Securities Investor Protection Corporation, or SIPC.

Restrictions on investment:
Each investor must be a “qualified purchaser.”  See “Plan of Distribution and Selling Securityholders—Investor Suitability Standards” for further details.  Our manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.”   Furthermore, our manager anticipates only accepting subscriptions from prospective investors located in states where the Broker is registered.
Generally, no sale may be made to you in any offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Escrow account:
The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation, or the Escrow Agent, and will not be commingled with the operating account of any series until, if and when there is a closing with respect to that investor.
When the Escrow Agent has received instructions from our manager or the Broker that an offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the particular series.
If any offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest.  Any costs and expenses associated with a terminated offering will be borne by our manager.

Offering period:
We conduct separate closings with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of interests offered for a series have been accepted.  If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering for a particular series in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.  No securities are being offered by existing securityholders.

Use of proceeds:
The proceeds received in an offering will be applied in the following order of priority of payment:
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Brokerage Fee: A brokerage fee equal to 1% of the amount raised through an offering;
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Acquisition Cost of the Underlying Asset: Actual cost of the underlying assets related to a series paid to the asset sellers;
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Offering Expenses: In general, these costs include actual fees, costs and expenses incurred in connection with an offering, including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering;
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Acquisition Expenses: In general, these include costs associated with the acquisition and development of the underlying assets related to a series, which include storage, shipping and transportation, and insurance costs; and
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Sourcing Fee: Our asset manager will be paid a sourcing fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.
Our manager bears all offering expenses and acquisition expenses described above on behalf of each series and will be reimbursed by each series through the proceeds of each offering.  See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders—Fees and Expenses” sections for further details.

Risk factors:
Investing in our interests involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our interests.

RISK FACTORS
The interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that our investment objectives will be achieved or that a secondary market would ever develop for our interests, whether via the Otis Platform, via third-party registered broker-dealers or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective investors should consider before investing in our interests. Prospective investors should obtain their own legal and tax advice prior to making an investment in our interests and should be aware that an investment in our interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in our interests.
Risks Related to the Structure, Operation and Performance of our Company
The COVID-19 outbreak may have a material adverse impact on our results of operations.
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing and “shelter-in-place” orders. The impacts of the outbreak are unknown and rapidly evolving. The COVID-19 outbreak, or public perception of the outbreak, could adversely affect the value of the underlying assets and the financial condition of our investors or prospective investors, resulting in reduced demand for our offerings and alternative asset classes generally.
The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.
If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. We expect that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of our manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering circular, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
An investment in an offering constitutes only an investment in a particular series and not in our company or the underlying assets.

A purchase of our interests does not constitute an investment in either our company or the underlying assets directly.  This results in limited voting rights of the investor, which are solely related to the series.  Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the operating agreement that would adversely change the rights of the interest holders and removal of our manager for “cause.”  Our manager and asset manager thus retain significant control over the management of our company and the underlying assets.  Furthermore, because the interests do not constitute an investment in our company as a whole, holders of interests of a particular series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other series.  In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided interest in the underlying assets because, among other things, the series will be required to pay corporate taxes before distributions are made to the holders, and the asset manager will receive a fee in respect of its management of the underlying assets.
Our company was recently formed, has no track record and no operating history from which you can evaluate our company or this investment.
Our company was recently formed, has not generated any revenues and has no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that our company or a series will achieve their investment objectives, the value of the underlying assets will increase or the underlying assets will be successfully monetized.
Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek, which could have a material adverse effect upon our company and the value of your interests.
Due to the start-up nature of our company, there can be no guarantee that we will reach our funding targets from potential investors. In the event we do not reach a funding target, we may not be able to achieve our investment objectives by acquiring additional underlying assets through the issuance of additional interests and monetizing them together with existing assets to generate distributions for investors. In addition, if we are unable to raise funding for additional interests, this may impact any investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of additional underlying assets and other monetization opportunities (e.g., hosting events with the collection of underlying assets).
There are few businesses that have pursued a strategy or investment objective similar to ours, which may make it difficult for our company and interests to gain market acceptance.
We believe that few other companies crowd fund artwork and collectibles or propose to run a platform for crowd funding of interests in artwork and collectibles. Our company and our interests may not gain market acceptance from potential investors, potential asset sellers or service providers within the art and collectibles industry, including insurance companies, appraisers and strategic partners. This could result in an inability of our manager to operate the underlying assets profitably. This could impact the issuance of further interests and additional underlying assets being acquired by us. This would further inhibit market acceptance of our company, and, if we do not acquire any additional underlying assets, investors would not receive any benefits which arise from economies of scale (such as reduction in storage costs as a large number of underlying assets are stored at the same facility, group discounts on insurance and the ability to monetize underlying assets through museums or other programs that would require us to own a substantial number of underlying assets).
The offering amounts will exceed the value of the underlying assets, and, if the underlying assets are sold before they appreciate or generate income, then investors will not receive the amount of their initial investment back.

The size of an offering will exceed the purchase price of the related underlying asset as at the date of such offering (as the proceeds of the offering in excess of the purchase price of the underlying asset will be used to pay fees, costs and expenses incurred in making the offering and acquiring the underlying asset, as well as interest payments to our manager). If the underlying asset had to be sold and there had not been substantial appreciation of the underlying asset prior to such sale, there may not be sufficient proceeds from the sale of the underlying asset to repay investors the amount of their initial investment (after first paying off any liabilities on the underlying asset at the time of the sale, including, but not limited to, any outstanding Operating Expenses Reimbursement Obligation) or any additional profits in excess of this amount.
The use of proceeds will include interest payments to our manager as provided in the promissory note entered into between the respective series and our manager.
Prior to making any series available for investors, our manager may acquire the underlying asset and then sell that asset to the respective series pursuant to a purchase and sale agreement and promissory note. If applicable, under the terms of the relevant promissory note, we are obligated to pay our manager interest as described below when discussing the particular series and asset. The interest rate has been set arbitrarily. Any amounts paid in interest will not be available for use by the series to cover future fees or expenses incurred for the operation of the asset.
Operating Expenses that are incurred after each closing will reduce potential distributions, if any, and the potential return on investment resulting from the appreciation of the underlying assets, if any.
Operating Expenses incurred post-closing shall be the responsibility of the applicable series.  However, if the Operating Expenses exceed the amount of revenues generated from the underlying assets related to such series, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the series, on which our manager may impose a reasonable rate of interest, and be entitled to Operating Expenses Reimbursement Obligations, and/or (c) cause additional interests of such series to be issued in order to cover such additional amounts.
If there is an Operating Expenses Reimbursement Obligation, this reimbursable amount between related parties would be taken out of the Free Cash Flow generated by the series and could reduce the amount of any future distributions payable to investors. If additional series interests are issued, this would dilute the current value of the interests held by existing investors and the amount of any future distributions payable to such existing investors.
Our success depends in large part upon our manager and its ability to execute our business plan.
The successful operation of our company (and therefore, the success of each series) is in part dependent on the ability of our manager and asset manager to source, acquire and manage the underlying assets. As our manager has only been in existence since October 2018 and is an early-stage startup company, it has no significant operating history within the art and collectibles sector that would evidence its ability to source, acquire, manage and utilize the underlying assets.
The success of our company (and therefore, each series) will be highly dependent on the expertise and performance of our manager and its team, its expert network and other investment professionals (which include third-party experts) to source, acquire and manage the underlying assets. There can be no assurance that these individuals will continue to be associated with our manager or asset manager. The loss of the services of one or more of these individuals could have a material adverse effect on the underlying assets, in particular, their ongoing management and use to support the investment of the holders of the series interests.
Furthermore, the success of our company and the value of each series is dependent on there being critical mass from the market for the interests and also our ability to acquire a number of underlying assets in multiple series so that the investors can benefit from economies of scale which arise from holding more than one underlying asset. In the event that we are unable to source additional underlying assets due to, for example, competition for such underlying assets or lack of underlying assets available in the marketplace, then this could materially impact our success and our objectives of acquiring additional underlying assets through the issuance of further series interests and monetizing them together with existing assets through revenue-generating events and leasing opportunities.

If our series limited liability structure is not respected, then investors may have to share in any liabilities of our company with all investors and not just those who hold interests of the same series as them.
Our company is structured as a Delaware series limited liability company that issues different series interests for each underlying asset or group of underlying assets. Each series of interests will merely be a separate series and not a separate legal entity. Under the LLC Act, if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding interests of one series is segregated from the liability of investors holding interests of another series, and the assets of one series are not available to satisfy the liabilities of other series.  Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. state or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If our series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold interests in the same series as them. Furthermore, while we intend to maintain separate and distinct records for each series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series.  The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their interests or the likelihood of any distributions being made by the series to the investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our liabilities.
If any fees, costs and expenses of our company are not allocable to a specific series, they will be borne proportionately across all of the series.  Although our manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of Business—Allocations of Expenses”), there may be situations where it is difficult to allocate fees, costs and expenses to a specific series, and therefore, there is a risk that a series may bear a proportion of the fees, costs and expenses for a service or product for which another series received a disproportionately high benefit.
Potential breach of the security measures of the Otis Platform could have a material adverse effect on our company, each series and the value of your investment.
The highly automated nature of the Otis Platform through which potential investors acquire or transfer interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Otis Platform processes certain confidential information about investors, asset sellers and the underlying assets. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the Otis Platform, our company, our manager or our service providers (including the Broker) could be breached. Any accidental or willful security breaches or other unauthorized access to the Otis Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of our manager’s and our company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Otis Platform software are exposed and exploited, the relationships between our company, investors, users and the asset sellers could be severely damaged, and our company or our manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we, the third-party hosting used by the Otis Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, the asset sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Otis Platform. Any security breach, whether actual or perceived, would harm our reputation and the Otis Platform, and we could lose investors and the asset sellers. This would impair our ability to achieve our objectives of acquiring additional underlying assets through the issuance of interests of further series and monetizing them together with existing assets through revenue-generating events and leasing opportunities.
The Otis Platform is highly technical and may be at risk of malfunctioning.
The Otis Platform is a complex system with components and highly complex software, and our business is dependent upon our manager’s ability to prevent system interruptions to operation of the Otis Platform. The Otis Platform software may now, or in the future, contain undetected errors, bugs or vulnerabilities, which may only be discovered after the code has been released or may never be discovered. Problems with or limitations of the software, misconfigurations of the systems or unintended interactions between systems may cause downtime that would impact the availability of the Otis Platform. The Otis Platform relies on third-party datacenters for operation. If such datacenters fail, users of the Otis Platform may experience downtime. Any errors, bugs, vulnerabilities or sustained or repeated outages could reduce the attractiveness of the Otis Platform to investors, cause a negative experience for investors or result in negative publicity and unfavorable media coverage, damage to our reputation, loss of Otis Platform users, loss of revenue, liability for damages, regulatory inquiries or other proceedings, any of which could adversely affect our business and financial results.
Our manager may sell its interests post-closing, which may result in a reduction in value of your interests if there are too many series interests available and not enough demand for those interests.
Our manager may arrange for some of the interests it holds in a specific series to be sold by a broker pursuant to a “10b5-1 trading plan.” Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. There is a risk that a sale by our manager may result in too many interests being available for resale and the price of the relevant series interests decreasing as supply outweighs demand.
Non-compliance with regulations may result in the abrupt cessation of business operations, rescission of any contracts entered into, an early termination of any interests sold or, if we were deemed to be subject to the Investment Advisers Act, the liquidation and winding up of any interests sold.
The Broker is acting as our executing broker in connection with each offering. The Broker is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be registered in each state where each offering and sale of the interests will occur prior to the launch of each offering, and it is anticipated that the interests will be offered and sold only in states where the Broker is registered as a broker-dealer. If a regulatory authority determines that our manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our manager may need to stop operating, and therefore, we will not have an entity managing the underlying assets. In addition, if our manager is required to register as a “broker-dealer,” there is a risk that any interests offered and sold while our manager was not registered may be subject to a right of rescission, which may result in the early termination of the series.

Furthermore, we are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, and neither our manager nor our asset manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Investment Advisers Act, and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act.  We and our manager have taken the position that the underlying assets are not “securities” within the meaning of the of the Investment Company Act or the Investment Advisers Act, and thus our assets will be comprised of less than 40% investment securities under the Investment Company Act and our manager and our asset manager will not be advising with respect to securities under the Investment Advisers Act.  This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation.  If we were to be required to register under the Investment Company Act or our manager were to be required to register under the Investment Advisers Act, it could have a material adverse impact on the results of operations and expenses of a series, and our manager may be forced to liquidate and wind up the series or rescind the offering for any series interests.
Non-compliance with regulations with respect to the Liquidity Platform may result in the abrupt cessation of our manager and/or the Liquidity Platform or rescission of any contracts entered into or materially and adversely affect your ability to transfer your interests.
Our manager created a Liquidity Platform (see “Description of Business—Liquidity Platform” for additional information), which serves to communicate orders to the Public Private Execution Network Alternative Trading System, or PPEX ATS, a registered electronic alternative trading system, or ATS, operated by North Capital Private Securities for execution by the Broker. Our company engaged the Broker and North Capital Private Securities, and secondary purchases and sales will only occur in states where the Broker is registered. Our manager has determined that the creation and operation of the Liquidity Platform would not cause a regulatory authority to determine that our manager is engaging in brokerage activities. However, if a regulatory authority determines that our manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our manager may need to stop operating and therefore, we will not have an entity managing the underlying assets. Or, our manager may need to stop operating the Liquidity Platform, which may make it difficult or impossible for you to dispose of your interests. In addition, if our manager is required to register as a broker-dealer, there is a risk that any secondary purchase or sale while our manager was not registered may be subject to a right of rescission.
Furthermore, while we do not believe that the Liquidity Platform is itself a securities exchange or an ATS under the Exchange Act, regulators may determine that this is the case, then we would be required to register as a securities exchange or qualify and register as an ATS, either of which could cause our manager to stop operating, meaning we would not have an entity managing the underlying assets. Further, if we are found to be in violation of the Exchange Act due to operation of an unregistered exchange, we could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on our manager and may require it to stop operating, meaning we would not have an entity managing the underlying assets, or otherwise be unable to maintain the Liquidity Platform, which would adversely affect your ability to transfer your interests.
There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.
As a Tier 2 issuer under Regulation A, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.
Unpredictable and/or uncontrollable events, such as the COVID-19 outbreak, could adversely affect our business.

Our business could be subject to unpredictable and uncontrollable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics, such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. The risk, or public perception of the risk, of a pandemic, or media coverage of infectious diseases, could adversely affect the value of the underlying assets and the financial condition of our investors or prospective investors, resulting in reduced demand for our offerings and alternative asset classes generally. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could adversely affect employees of our manager, which serves as the asset manager and in which we rely to manage the logistics of our business. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations if employees of our manager who cannot perform their responsibilities from home are not able to report to work or carry out necessary actions related to the logistics of our business. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or the storage facility in which we lease space, which could prevent us from accessing the underlying assets. Further, risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could lead to complete or partial cessation of operations of our sourcing partners for the underlying assets.
Risks Related to the Art and Collectibles Industry
Each series is expected to invest only in the related underlying assets; therefore, your investment will not be diversified and will appreciate or depreciate based on the value of the underlying assets regardless of market conditions.
It is not anticipated that any series would own any assets other than its related underlying assets, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the underlying assets and amounts earned by the related series from the monetization of the underlying assets, if any. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the interests offered hereby.
Each series is expected to invest in art and collectibles.  If there is a downturn in this industry or the economy in general, then the value of the underlying assets is likely to decrease.
Given the concentrated nature of the underlying assets (i.e., only art and collectibles) any downturn in the art and collectibles industry is likely to impact the value of the underlying assets, and consequently the value of the interests. Furthermore, as art and other collectibles are collectible items, the value of such collectables may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in products such as art and collectables. In the event of a downturn in the industry, the value of the underlying assets is likely to decrease.
The global economy and financial markets and political conditions of various countries can adversely affect the supply of and demand for art and collectibles, and unpredictable and/or uncontrollable events, such as the COVID-19 outbreak, may cause a disruption in the art and collectibles industry.
The art and collectibles industry may be influenced by the overall strength and stability of the global economy and financial markets of various countries, although any correlation may not be immediately evident. In addition, global political conditions and world events may affect our business through their effect on the economies of various countries, as well as on the willingness of potential buyers to purchase art and collectibles in the wake of economic uncertainty. Accordingly, weakness in the global economy and financial markets of various countries may cause a downturn in the art and collectibles industry, which is likely to impact the value of the underlying assets, and consequently the value of the interests.

The COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. We expect the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
The volatility in prices for art and other collectibles may result in downward price pressure and adversely affect our objectives.
Volatility of demand for luxury goods as evidenced by the S&P Global Luxury index, in particular high value art and collectibles, may adversely affect a series’ ability to achieve its investment purpose. The art and collectibles market has been subject to volatility in demand in recent periods. Demand for high value art and collectibles depends to a large extent on general, economic, political and social conditions in a given market as well as the tastes of the collector or art enthusiast community resulting in changes in the types of art and collectibles that are most sought after. Volatility in demand may lead to volatility in the value of art and collectibles, which may result in further downward price pressure and adversely affect our ability to achieve our objective of acquiring additional underlying assets through the issuance of further series interests and monetizing them together with existing assets. In addition, the lack of demand may reduce any further issuance of interests and acquisition of more underlying assets, thus limiting the benefits the investors already holding interests could receive from there being economies of scale (e.g., cheaper insurance due to a number of underlying assets requiring insurance) and other monetization opportunities (e.g., hosting shows with the collection of underlying assets as compared to just one or two pieces of art or collectibles). These effects may have a more pronounced impact given the limited number of underlying assets held by our company in the short-term.
Art and collectibles are hard to value, and any valuations obtained are not guarantees of realizable price.
As explained in the “Description of Business,” art and collectibles are difficult to value. Valuations of the underlying assets will be based upon the subjective approach taken by the members of our manager’s expert network and members of the Advisory Board, valuation experts appointed by the asset seller or other data provided by third parties (e.g., auction results and previous sales history). Our manager sources data from reputable valuation providers in the industry; however, it may rely on the accuracy of the underlying data without any means of detailed verification.  Consequently, valuations may be uncertain.
The value of the underlying assets can go down as well as up. Valuations are not guarantees of realizable price and do not necessarily represent the price at which our interests may be sold on the Otis Platform, and the value of the underlying assets may be materially affected by a number of factors outside of our control, including any volatility in the economic markets and the condition of the underlying assets.
Our manager and each series rely on third-party assessments of the market for the types of assets to be acquired, or the value of the specific assets. None of these assessments have been prepared in connection with this offering circular.
Included in this offering circular are references to reports and assessments created by third parties which our manager and each series have relied upon for determining the potential market and current value of particular assets. We have not independently verified the information contained in those reports and assessments, and none were prepared in connection with this offering circular. The references should not be taken as an endorsement of our offering by those third-parties.
Risks Related to the Underlying Assets
Potential loss of or damage to an underlying asset could adversely impact the value of the underlying asset, the series related to the underlying asset or the likelihood of any distributions made by us to investors.

An underlying asset may be lost or damaged by causes beyond our reasonable control when in storage or on display. Any damage to an underlying asset could adversely impact the value of the underlying asset or adversely increase the liabilities or Operating Expenses of its related series.  Although we intend for the underlying assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that the underlying assets can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities, including, but not limited to, any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the related series.  In the event that damage is caused to an underlying asset, this will impact the value of the underlying asset, and consequently, the series related to the underlying asset, as well as the likelihood of any distributions being made by us to the investors.
Competition in the art and collectibles industry from other business models may make it difficult to obtain underlying assets.
There is potentially significant competition for the underlying assets from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players, such as arts and collectibles dealers and auction houses, continue to play an increasing role. In addition, the underlying market is being driven by the increasing number of widely popular art and collectibles TV shows, including Antiques Roadshow, Storage Pickers, American Pickers and Pawn Stars. This competition may impact the liquidity of a series, as it is dependent on our acquiring attractive and desirable underlying assets to ensure that there is an appetite of potential investors for the interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes, such as wine, that may decide to enter the art and collectibles market as well.
Potentially high storage, maintenance and insurance costs for the underlying assets may adversely impact the value of the related series and the amount of distributions made to holders of interests.
In order to protect and care for the underlying assets, our manager must ensure adequate storage facilities, maintenance work and insurance coverage. The cost of care may vary from year to year depending on the amount of maintenance performed on a particular underlying asset, changes in the insurance rates for covering the underlying assets and changes in the cost of storage for the underlying assets.  It is anticipated that as we acquire more underlying assets, our manager may be able to negotiate a discount on the costs of storage, maintenance and insurance due to economies of scale. These reductions are dependent on our acquiring a number of underlying assets and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.
If costs turn out to be higher than expected, this would impact the value of the series, the amount of distributions made to investors holding the series, potential proceeds from a sale of the related underlying asset (if ever) and any capital proceeds returned to investors after paying for any outstanding liabilities, including, but not limited to, any outstanding balances under Operating Expenses Reimbursement Obligation.
Restoration or repair of an underlying asset may result in a decrease in the value of the underlying asset.
Although we do not intend to undertake restoration or repair of the underlying assets, there may be situations in the future that we are required to do so (e.g., due to natural wear and tear and through the use of the underlying assets). Where we do so, we will be dependent on the performance of third-party contractors and sub-contractors and may be exposed to the risks that a project will not be completed within budget, within the agreed timeframe or to the agreed specifications. While we will seek to mitigate our exposure by negotiating appropriate contracts, including appropriate warranty protection, any failure on the part of a contractor to perform its obligations could adversely impact the value of the underlying assets and, therefore, the value of the series related to such underlying assets.

In addition, the successful restoration or repair of the art and collectibles may be dependent on sourcing replacement original and authentic paint or parts. Original paint or parts for arts and collectibles are rare and in high demand and, therefore, at risk of being imitated. There is no guarantee that any paint or parts sourced for the underlying assets will be authentic (e.g., not a counterfeit). If such paint or parts cannot be sourced or those paints or parts that are sourced are not authentic, the value of the underlying assets and, therefore, the value of the series related to such underlying assets may be materially adversely affected.  Furthermore, if an underlying asset is damaged, we may be unable to source original and authentic paint or parts for the underlying asset, and the use of non-original and authentic paint or parts may decrease the value of the underlying asset.
Insurance may not cover all losses, which may result in an operating loss and likelihood that distributions will not be made by us.
Insurance of the underlying assets may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to any affected underlying assets. Furthermore, the series related to such affected underlying assets would bear the expense of the payment of any deductible.  Any uninsured loss could result in both loss of cash flow from and the value of the affected underlying assets and, consequently, the series that relate to such underlying assets.
We may be associated with third-party liability and exposed to reputational harm as a result of wrongful actions by certain third parties.
Each series will assume all of the ownership risks attached to its underlying assets, including third-party liability risks.  Therefore, the series may be liable to a third party for any loss or damages incurred by it in connection with its underlying assets.  This would be a loss to our company and, therefore, deductible from any income or capital proceeds payable in respect of the series from the related underlying assets, in turn adversely affecting the value of the series to which the underlying assets relate and the likelihood of any distributions being made by us.
We could be exposed to losses and/or reputational harm as a result of various claims and lawsuits incidental to the ordinary course of our business.
We may become involved in various legal proceedings, lawsuits and other claims incidental to the ordinary course of our business. We are required to assess the likelihood of any adverse judgments or outcomes in these matters, as well as potential ranges of probable or reasonably possible losses. A determination of the amount of losses, if any, to be recorded or disclosed as a result of these contingencies will be based on a careful analysis of each individual exposure with, in some cases, the assistance of outside legal counsel. The amount of losses recorded or disclosed for such contingencies may change in the future due to new developments in each matter or a change in settlement strategy.
Any harm to the brand of the artist or manufacturer may adversely impact the value of the underlying assets.
The underlying assets will be comprised of art and collectibles. The demand for the underlying assets and, therefore, interests in each series may be influenced by the general perception of the art and collectibles that artists and manufacturers of products that may become collectible are producing today. In addition, the artists’ or manufacturers’ business practices may result in the image and value of art and collectibles produced by such artists or manufacturers being damaged. This in turn may have a negative impact on the value of the underlying assets made by such artists or manufacturers and, consequently, the value of the interests of the series that relate to such underlying assets.
The value of the underlying assets may depend on a prior owner or association and, therefore, may be out of our control.

The value of an underlying asset may be connected with its prior ownership by, or association with, a certain person or group or in connection with certain pop culture events or films. In the event that such person or group loses public affection, then this may adversely impact the value of the underlying asset and, therefore, the series that relates to such underlying asset.
Title or authenticity claims on an underlying asset may diminish value of the underlying asset, as well as the series that relates to such underlying asset.
There is no guarantee that an underlying asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen art and collectibles), or that such claims may arise after acquisition of an underlying asset by a series. We may not have complete ownership history or restoration and repair records for an underlying asset. In the event of a title or authenticity claim against us, we may not have recourse against the asset seller or the benefit of insurance, and the value of the underlying asset and the series related to such underlying asset may be diminished.
Forced sale of an underlying asset at a lower value than when the underlying asset was first acquired may diminish the value of the series that relate to the underlying asset.
We may be forced to sell an underlying asset (e.g., upon the bankruptcy of our manager), and such a sale may occur at an inopportune time or at a lower value than when the underlying asset was first acquired or at a lower price than the aggregate of costs, fees and expenses to purchase the underlying asset. In addition, there may be liabilities related to the underlying asset, including, but not limited to, Operating Expenses Reimbursement Obligations, on the balance sheet of the underlying asset at the time of a forced sale, which would be paid off prior to investors receiving any distributions from a sale. In such circumstances, the capital proceeds obtained for the underlying asset and, therefore, the return available to investors may be lower than could have been obtained if the underlying asset continued to be held by us and sold at a later date.
If we are unable to liquidate an underlying asset at a time when we desire to do so or at all, investors may not receive any return on their investment and may lose their entire investment.
Our strategy is to acquire assets, hold such assets for a period of time (on average between three and seven years) and then sell such assets at a premium over our acquisition price so that investors in our company can make a return on their investment. In addition, our plan and mission are to seek to provide liquidity to investors by providing a platform for investors to transfer their interests for cash or for interests in another series. However, Operating Expenses, including fees and costs incurred in connection with the management of an underlying asset, the preparation of reports and accounts for each series, insurance premiums, taxes, governmental fees, legal and accounting fees and other costs and expenses, are the responsibility of each series. If we are unable to liquidate an asset at a time when we desire to do so or at all, these Operating Expenses will accumulate and reduce any return that an investor in a series may hope to make or cause an investor to lose its entire investment. Furthermore, if we are unable to provide investors with liquidity through the ability to make secondary sales on our platform and we are unable to liquidate an underlying asset, then Operating Expenses will over time reduce the value of the interests such investors may hold resulting in a loss to such investors.
Risks Related to Potential Conflicts of Interest
Our operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our manager.
Our operating agreement provides that our manager, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests; will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors; and will not be subject to any different standards imposed by our operating agreement, the LLC Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.
We do not have a conflicts of interest policy.

Our company, our manager and their affiliates will try to balance our interests with their own.  However, to the extent that such parties take actions that are more favorable to other entities than our company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of the interests of each series. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.
Conflicts may exist among our manager, our asset manager and their respective employees or affiliates.
Our manager and our asset manager will engage with, on behalf of our company, a number of brokers, dealers, asset sellers, insurance companies, storage and maintenance providers and other service providers and thus may receive in-kind discounts, for example, free shipping or servicing.  In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our manager or our asset manager and not our company, or may apply disproportionately to other series.  Our manager or our asset manager may be incentivized to choose a broker, dealer or asset seller based on the benefits they are to receive or all series collectively are to receive rather than that which is best for a particular series.
Members of the Advisory Board may be art or collectibles dealers and brokers themselves and, therefore, will be incentivized to sell us their own art and collectibles at potentially inflated market prices. Members of the Advisory Board may also be investors, in particular, if they are holding interests acquired as part of a sale of an underlying asset (i.e., as they were the asset seller).  They may therefore promote their own self-interests when providing advice to our manager or our asset manager regarding an underlying asset (e.g., by encouraging the liquidation of such underlying asset so they can receive a return in their capacity as an investor).
In the event that the Operating Expenses exceed the revenue from an underlying asset, if any, and any cash reserves, our manager has the option to cause the related series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, our manager may be incentivized to cause the series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to investors. Our manager may also choose to issue additional interests of the series to pay for Operating Expenses instead of causing our company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to holders of the series than the dilution incurred from the issuance of additional interests.
There may be conflicts related to potential future brokerage activity.
Either our manager or one of its affiliates may in the future register with the Commission as a broker-dealer in order to be able to facilitate liquidity in our interests via the Otis Platform. Our manager or one of its affiliates may be entitled to receive fees based on volume of trading and volatility of the interests on the Otis Platform, and such fees may be in excess of the appreciation in the interests it holds in each series.  Although an increased volume of trading and volatility will benefit investors as it will assist in creating a market for those wishing to transfer their interests, there is the potential that there is a divergence of interests between our manager and those investors; for instance, if the underlying asset does not appreciate in value, this will impact the price of the interests but may not adversely affect the profitability related to the brokerage activities of our manager (i.e., our manager would collect brokerage fees whether the price of the underlying asset increases or decreases).
Ownership in multiple series may cause conflicts of interest.
Our manager or its affiliates will acquire interests in each series for their own accounts and may transfer these interests, either directly or through brokers, via the Otis Platform.  Depending on the timing of the transfers, this could impact the interests held by the investors (e.g., driving price down because of supply and demand and over availability of interests).  This ownership in each of the series may result in a divergence of interests between our manager and the investors who only hold one or certain series (e.g., our manager or one of its affiliates, once registered as a broker-dealer with the Commission, may disproportionately market or promote a certain series, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such series interests).

Conflicts may arise from allocations of income and expenses as between series.
There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series, and certain series may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, our manager would be conflicted from acting in the best interests of our company as a whole or the individual.  While we presently intend to allocate expenses as described in “Description of Business—Allocations of Expenses,” our manager has the right to change this allocation policy at any time without further notice to investors.
There may be conflicting interests among our manager, our asset manager and the investors.
Our manager will determine whether or not to liquidate underlying assets, should an offer to acquire an underlying asset be received. As our manager or one of its affiliates, when and if registered as a broker-dealer with the Commission, may receive fees on the trading volume in the interests connected with an underlying asset, they may be incentivized not to realize such underlying asset even though investors may prefer to receive the gains from any appreciation in value of such underlying asset. Furthermore, when determining to liquidate an underlying asset, our manager will do so considering all of the circumstances at the time, which may include obtaining a price for an underlying asset that is in the best interests of a substantial majority but not all of the investors.
Our manager may be incentivized to use more popular underlying assets at revenue-generating events or in leasing opportunities as this may generate higher Free Cash Flow to be distributed to our manager and investors in the series associated with that particular underlying asset. This may lead the underlying asset of a particular series to generate lower distributions than the underlying assets of other series. The use of art and collectibles at revenue-generating events or in leasing opportunities could increase the risk of the art and collectibles getting damaged and could impact the value of the underlying asset and, as a result, the value of the related series. Our manager may therefore be conflicted when determining whether to use a particular piece of art or a collectible at revenue-generating events or in leasing opportunities to generate revenue or limit the potential of damage being caused to them.  Furthermore, our manager may be incentivized to utilize underlying assets that help popularize the interests via the Otis Platform, which means of utilization may not generate as much immediate returns as other potential utilization methods.
Our manager has the ability to unilaterally amend the operating agreement and allocation policy. As our manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of our company or a series or may amend it in a way that is not beneficial for all investors. In addition, the operating agreement seeks to limit the fiduciary duties that our manager owes to its investors. Therefore, our manager is permitted to act in its own best interests rather than the best interests of the investors.  See “Securities Being Offered” for more information.
Fees for arranging events or monetization may cause conflicts of interest.
As our manager will acquire a percentage of each series, it may be incentivized to attempt to generate more earnings with those underlying assets owned by those series in which it holds a greater stake. Any profits generated from the Otis Platform (e.g., through advertising) will be for the benefit of our manager. In order to increase its revenue stream, our manager may, therefore, be incentivized to issue interests of additional series and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series.
Conflicts may arise between the Advisory Board and our company.
The operating agreement provides that the resolution of any conflict of interest approved by the Advisory Board shall be deemed fair and reasonable to our company and its interest holders and not a breach of any duty at law, in equity or otherwise.  As part of the remuneration package for Advisory Board members, they may receive an ownership stake in our manager.  This may incentivize the Advisory Board members to make decisions in relation to the underlying assets that benefit our manager rather than our company.
As a number of the Advisory Board members may be in the art and collectibles industry, they may seek to sell art and collectibles to, acquire art and collectibles from or provide services relating to art and collectibles owned by our company.
Conflicts may exist between legal counsel, our company, our manager and its affiliates.

Our legal counsel is also counsel to our manager and its affiliates, and may serve as counsel with respect to a series.  Because such legal counsel represents both our company and such other parties, certain conflicts of interest exist and may arise.  To the extent that an irreconcilable conflict develops between us and any of the other parties, legal counsel may represent such other parties and not our company or a series. Legal counsel may, in the future, render services to us or other related parties with respect to activities relating to our company as well as other unrelated activities.  Legal counsel is not representing any prospective investors in connection with any offering and will not be representing interest holders of our company other than our manager, although the prospective investors may rely on the opinion of legal counsel with respect to the validity of the securities, which is filed as Exhibit 12.1 to the offering statement of which this offering circular forms a part.  Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our interests.
Risks Related to the Offerings and Ownership of our Interests
There can be no assurance that an active trading market will develop.
An active trading market for any series of our interests may not develop or be sustained. If an active public trading market for our interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if an active market does develop, the market price could decline below the amount you paid for your interests. Our manager created a Liquidity Platform (see “Description of Business—Liquidity Platform” for additional information), which serves to communicate orders to the PPEX ATS for execution by the Broker and which may permit some liquidity, but there is no assurance that the Liquidity Platform will provide an active market for resales of interests. Further, without the Liquidity Platform, it may be difficult or impossible for you to dispose of your interests.
If an active market ever develops for our interests, the market price and trading volume may be volatile.
If the market develops for our interests, the market price of our interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the underlying assets or the series, such as reports by industry analysts, investor perceptions or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our interests may decline as well.
In addition, fluctuations in operating results of a particular series or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn, changes in the laws that affect our operations, competition, compensation-related expenses, application of accounting standards, seasonality and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.
There may be state law restrictions on an investor’s ability to sell its interests, making it difficult to transfer, sell or otherwise dispose of our interests.
Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether the interests being offered under this offering circular will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our interests to be limited. Investors may be unable to resell their interests, or they may be unable to resell them without the significant expense of state registration or qualification.
We intend for our manager to be able to sell through the Liquidity Platform.

From time to time, our manager may act as a buyer or seller of interests of a particular series through the Liquidity Platform. Prior to our manager participating in any secondary purchases or sales through the Liquidity Platform, our manager intends to put in place internal procedures that limit the times when any such trading activity could occur, and to not occur when in possession of material, non-public information. Nevertheless, should our manager decide to sell its interests, that may result in a reduction in the resale price for the interests, and may result in our manager and investors having divergent interests in regard to the operation and liquidation of the asset underlying a particular series.
Investors lack voting rights, and our manager may take actions that are not in the best interests of investors.
Our manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors, and investors only have limited voting rights in respect of a series. Investors will therefore be subject to any amendments our manager makes (if any) to the operating agreement and allocation policy and also any decision it makes in respect of our company and a series which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions, and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.
Furthermore, our manager can only be removed as manager of our company and each series in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series. Investors would therefore not be able to remove our manager merely because they did not agree, for example, with how our manager was managing an underlying asset.
The offerings are being conducted on a “best efforts” basis, and we may not be able to execute our growth strategy if we are unable to raise capital.
We are offering interests in each series on a “best efforts” basis, and we can give no assurance that all of the offered interests will be sold. If you invest in our interests and more than the minimum number of offered interests of the series but less than all of the offered interests of the series are sold, the risk of losing your entire investment will be increased. If substantially less than the maximum amount of interests offered for the series are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from each offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.
Each offering is a fixed-price offering and the fixed offering price may not accurately represent the current value of our company or our assets at any particular time. Therefore, the purchase price you pay for the interests may not be supported by the value of our assets at the time of your purchase.
Each offering is a fixed-price offering, which means that the offering price for interests in each series is fixed and will not vary based on the underlying value of our assets at any time.  Our manager has determined each offering price in its sole discretion without the input of an investment bank or other third party.  The fixed offering price for interests in each series has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for interests in each series may not be supported by the current value of our company or our assets at any particular time.
We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our investors receive less information.
We are required to report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

We also may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:
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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
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being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
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being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.
Investors in this offering may not be entitled to a jury trial with respect to claims arising under our operating agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the operating agreement.
Investors in this offering will be bound by our operating agreement, which establishes the rights of members and rules for governance of our company. Under Section 15.08 of our operating agreement, investors waive the right to a jury trial of any claim they may have against our company arising out of or relating to the operating agreement, or the action of becoming an interest holder in a series. This includes legal actions that include claims based on federal securities law. By subscribing to an offering of a series, the investor agrees to adhere to the operating agreement, and knowingly and voluntarily waives the investor’s jury trial rights.
If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern the operating agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the operating agreement. You should consult legal counsel regarding the jury waiver provision before investing in this offering.

If you bring a claim against our company in connection with matters arising under the operating agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against our company. If a lawsuit is brought against our company under the operating agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement serves as a waiver by any member of a series or by our company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.
Our operating agreement has a forum selection provision that requires that certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to interest holders.
Under Section 15.08 of our operating agreement, interest holders are required to resolve disputes related to the governance of our company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with our operating agreement, or the transactions authorized by the agreement, including that of the admission of interest holders to a series.
Our operating agreement further provides that, should the Court of Chancery in the State of Delaware not have jurisdiction over the matter, the suit, action or proceeding may be brought in the appropriate federal or state court located in the State of Delaware. We intend for his forum selection provision to also apply to claims brought under federal securities law. Our company acknowledges that, for claims arising under the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, requiring such matters to be heard in federal court. In contrast, Section 22 of the Securities Act provides for concurrent jurisdiction between federal and state courts for matters arising under the Securities Act.
The forum selection provision in our operating agreement may limit interest holders’ ability to obtain a favorable judicial forum for disputes with us or our manager, employees or agents, which may discourage lawsuits against us and such persons. The requirement that any action be heard in a competent court in the State of Delaware may also create additional expense for any person contemplating an action against our company, or limit the access to information to undertake such an action, further discouraging lawsuits.
It is also possible that, notwithstanding the forum selection clause included in our operating agreement, a court could rule that such a provision is inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in, an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Possible changes in federal or local tax laws, or the application of existing federal or local tax laws, may result in significant variability in our results of operations and tax liability for the investor.
The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series would be limited to prospective effect. Accordingly, the ultimate effect on an investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.
Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of our clients to purchase interests in art and collectibles. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

The Bonus Interest Program may not be available to all investors that otherwise meet the conditions for receiving bonus interests.
The Bonus Interest Program is available on a first-come, first-served basis for the applicable series offerings, and the number of additional bonus interests is capped for each applicable series offering. As a result, the Bonus Interest Program may not be available to all investors that otherwise meet the conditions for receiving bonus interests.

DILUTION
Dilution means a reduction in value, control or earnings of the interests the investor owns.  There will be no dilution to any investors associated with any offering. However, from time to time, additional interests in each series offered hereby may be issued in order to raise capital to cover such series’ ongoing operating expenses. See “Description of Business—Operating Expenses” for further details.
Our manager will acquire a minimum of 2% and may acquire a maximum of 19.99% of the interests sold in connection with each offering (of which our manager may sell all or any portion from time to time following the closing of such offering), although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion.  Our manager will pay the price per share offered to all other potential investors hereunder.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS
Plan of Distribution
Our manager owns and operates the Otis Platform, through which investors may indirectly invest, through a series of our interests, in art and collectible opportunities that have been historically difficult to access for many market participants. Through the use of the Otis Platform, investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute each series of interests exclusively through the Otis Platform.  Neither our manager nor any other affiliated entity involved in the offer and sale of our interests is a member firm of FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of our interests.
Each offering is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.”  For further details on the suitability requirements an investor must meet in order to participate in each offering, see “—Investor Suitability Standards.” As a Tier 2 offering pursuant to Regulation A under the Securities Act, each offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our interests are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange.  It is anticipated that sales of securities will only be made in states where the Broker is registered.
We are offering, on a best efforts basis, the membership interests of each of the series of our company in the “Series Offering Table” beginning on page 1. The offering price for each series was determined by our manager.
At the closing of each offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the interests sold in such offering for the same price as all other investors, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. In addition, the asset seller for a particular series may purchase a portion of the interests for that series. Our manager may sell its interests from time to time after the closing of each offering. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.
We conduct separate closings with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of interests offered for a series have been accepted.  If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering for a particular series in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.
The interests are being offered by subscription only in the U.S. and to residents of those states in which the offer and sale is not prohibited.  This offering circular does not constitute an offer or sale of interests outside of the U.S.
Those persons who want to invest in our interests must sign a subscription agreement for the particular series of interests, which will contain representations, warranties, covenants, and conditions customary for offerings of this type for limited liability companies. See “—How to Subscribe” below for further details.  Copies of the form of subscription agreement for each series are filed as Exhibit 4.1 and onwards to the offering statement of which this offering circular forms a part.
The interests will be issued in book-entry form without certificates.

Our manager, and not our company, will pay all of the expenses incurred in each offering that are not covered by the Brokerage Fee, Offering Expenses or Acquisition Expenses described below, including fees to legal counsel, but excluding fees for counsel or other advisors to the investors and fees associated with the filing of periodic reports with the Commission and future blue sky filings with state securities departments, as applicable.  Any investor desiring to engage separate legal counsel or other professional advisors in connection with an offering will be responsible for the fees and costs of such separate representation.
Investor Perks
To encourage participation in certain offerings, our company will provide perquisites, or perks, as further described below, to certain investors in such offerings, after a subscription for investment is accepted and after interests are issued to the investor. Our company is of the opinion that these perks do not alter, and are not material to the determination of, the price, value or cost basis of the securities in the applicable offerings. Instead, the perks are promotional items or a “thank you” to investors that help our company achieve its mission. However, it is recommended that prospective investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. None of the proceeds from any offering will be used to fulfill any of the perks described below. Perks are offered with respect to specific offerings and series of interests, and not generally with respect to all offerings, and are only provided to investors that have invested at or above the stated minimum dollar amount to receive a given perk. Fulfillment of a perk will occur within a reasonable amount of time after a subscription for investment is accepted and after interests are issued to the investor.
The table below presents the applicable series of interests to which a perk is offered, a description of the perk, the investment level to receive the stated perk and the approximate cash value of the perk:
Series Name	Perk Description	Investment Amount	Approximate Cash Value(1)
N/A	N/A	N/A	N/A

(1)
The approximate cash value is equal to the price, after tax, paid by our manager to acquire the perk.
Private Drops
Certain offerings may be made available through the Otis Platform to only a limited number of prospective investors (we refer to these as private drops). With respect to these private drops, our manager may increase the minimum subscription by an investor to an amount that it determines in its sole discretion.
Bonus Interest Program
As set forth in the applicable series designation(s) and summarized in the table below, our company may issue additional bonus interests (pursuant to the terms set forth below) in an amount equal to up to 2% of the number of interests offered for each series for which bonus interests are available (which we refer to as the Bonus Interest Program). Neither we nor the Broker will receive any compensation for any bonus interests issued, and any bonus interests issued pursuant to the incentive below have an implied dollar value that is equal to the value of interests of the applicable series being sold in this offering. The incentive described below is available for up to two prospective investors, with respect to one personal account each on the Otis Platform.
If you purchase 10% or more of the interests sold in a given series offering, you will receive additional bonus interests of such series, for no additional consideration, in an amount equal to 1% multiplied by the aggregate number of interests offered with respect to such series. For example, if 50,000 interests of a given series are being offered and you purchase 10% of such interests, you will receive 500 bonus interests, such amount equal to 1% of the number of interests offered for such series. Rounding may result in slight variations in the stated percentages.

No individual account may receive more than 1% of the number of interests offered for a given series (subject to variance for rounding). The Bonus Interest Program is available on a first-come, first-served basis for the applicable series offerings, and the number of additional bonus interests is capped for each applicable series offering. As a result, the Bonus Interest Program may not be available to all investors that otherwise meet the conditions for receiving bonus interests.
The table below presents the applicable series of interests to which the Bonus Interest Program applies, the maximum interests offered in each such offering, the maximum bonus interests issuable pursuant to the Bonus Interest Program for each such offering and the value of each bonus interest:
Series Name	Maximum Interests	Maximum Bonus Interests	Value Per Bonus Interest
N/A	N/A	N/A	N/A

Investor Suitability Standards
Our interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any series of interests of our company (in connection with any series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.
For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:
1.
an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or
2.
earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.
If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.
Our interests will not be offered or sold to prospective investors subject to ERISA.
If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.
Our manager and the Broker, in its capacity as broker of record for each offering, will be permitted to make a determination that the subscribers of our interests in any offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our interests may involve significant risks.  Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our interests.  See “Risk Factors.”
Minimum and Maximum Investment
The minimum subscription by an investor is one (1) interest and the maximum subscription by any investor is for interests representing 20% of the total interests of a particular series, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. See “Plan of Distribution and Selling Securityholders” for additional information.
Broker
Dalmore Group, LLC is acting as our executing broker in connection with the sale of our interests pursuant to a Broker-Dealer Agreement. Pursuant to the agreement, the Broker’s role in the offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. The Broker will have access to the subscription information provided by investors and will serve as broker of record for each offering by processing transactions by investors through the platform technology. The Broker will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor.
The Broker is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. The Broker will receive the Brokerage Fee but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.
We agreed to indemnify the Broker and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim or demand (which we refer to, collectively, as a proceeding) arising out of our breach of any provision of the Broker-Dealer Agreement, our wrongful acts or omissions or this offering to the extent not based upon a breach of the agreement by the Broker and/or the wrongful acts or omissions of the Broker or the Broker’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement. The Broker agreed to indemnify us and each of our affiliates and their and our representatives and agents from any losses arising out of any proceeding arising out of the Broker’s breach of the agreement or the wrongful acts or omissions of the Broker or the Broker’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement.
The Broker-Dealer Agreement has a 12-month term beginning September 3, 2020 and will renew automatically for successive 12-months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.
Additionally, we engaged the Broker to execute secondary transactions on the PPEX ATS pursuant to a Secondary Market Transactions Engagement Letter. Pursuant to the agreement, the Broker’s role in the offering is limited to acting as agent on behalf of participants in the Liquidity Platform to review, approve and execute transactions on the PPEX ATS, and providing services related thereto. The Broker will not underwrite or purchase securities. We agreed to indemnify the Broker and each of its affiliates and their respective representatives and agents for any losses incurred in any proceeding arising out of their engagement or any matter referred to in the Secondary Market Transactions Engagement Letter, except to the extent caused by the gross negligence or willful misconduct of the indemnified party, and to reimburse any such person for legal and other expenses incurred in connection with any such proceeding. Additionally, we agreed to binding arbitration. The agreement may be terminated by either party on 30 days’ prior written notice.

ATS
North Capital Private Securities is providing access to the PPEX ATS for facilitation of secondary transactions on the Liquidity Platform pursuant to a PPEX ATS Company Agreement. Pursuant to the agreement, North Capital Private Securities’ role is limited to providing access to the PPEX ATS to facilitate unregistered resale transactions of securities. North Capital Private Securities is not providing any advice (including, without limitation, any business, investment, solicitation, legal, accounting, regulatory, tax or other advice) in connection with the engagement or its provision of services.
North Capital Private Securities is a broker-dealer registered with the Commission and a member of FINRA and SIPC and operates the PPEX ATS, an ATS registered with the Commission and FINRA on Form ATS.
The PPEX ATS Company Agreement may be terminated by either party on 90 days’ prior written notice. North Capital Private Securities may terminate or suspend access to the PPEX ATS or terminate the agreement immediately for breach, upon the occurrence of any event that could prevent North Capital Private Securities from operating the PPEX ATS or if North Capital Private Securities determines that the security or normal operation of the PPEX ATS has been compromised and cannot be promptly cured, and may also terminate or suspend access to the PPEX ATS if directed to do so by a governmental, judicial or regulatory authority or self-regulatory organization. Additionally, we agreed to binding arbitration.
Escrow Agent
The Escrow Agent is North Capital Private Securities Corporation, who has been appointed as escrow agent for each offering pursuant to escrow agreements among the Broker, the Escrow Agent, our manager and each series. Copies of the escrow agreements for each series are filed starting with Exhibit 8.1 and onwards to the offering statement of which this offering circular forms a part.
Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in “—Fees and Expenses” below; however, our manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent.
We agreed to indemnify the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including, without limitation, reasonable attorneys’ fees, costs and expenses) in any third-party claim arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of the escrow agreements or any transactions contemplated therein; provided, however, that no person shall have the right to be indemnified for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such person.
Fees and Expenses
See “Use of Proceeds to Issuer” for a description of the specific expenses for each offering.
Brokerage Fee
As compensation for providing the services described in the Broker-Dealer Agreement to us in connection with each offering, the Broker will receive a brokerage fee equal to 1% of the amount raised through each offering (which we refer to as the Brokerage Fee).
Each series of interests will be responsible for paying the Brokerage Fee to the Broker from the proceeds of the sale of interests in each such series. The Brokerage Fee will be payable immediately upon the closing of each offering.

In addition thereto, our manager will pay the Broker (a) a fee of $1,000 per amendment to this offering circular and (b) a one-time consulting fee of $20,000 for the provision of ongoing general consulting services related to this offering (such as coordination with third-party vendors and providing general guidance), due and payable following the issuance by FINRA of a no-objection letter. Further, in connection with the execution of the Broker-Dealer Agreement, our manager paid the Broker a one-time advance payment of $5,000 for out-of-pocket expenses anticipated to be incurred by the Broker, such as costs related to preparing the FINRA filing, due diligence expenses, working with counsel to our manager and our company and other services necessary and required prior to the approval of this offering. Our manager will not be reimbursed for payment of any such fees or expenses.
In connection with the Liquidity Platform, the Broker receives a commission of 2% of the gross proceeds (1% from the buyer and 1% from the seller involved in a transaction) from sales of interests on the Liquidity Platform. Our manager may elect to pay these fees. North Capital Private Securities, as operator of the PPEX ATS, receives (a) an initial subscription fee of $12,000 for the first two years, and (b) thereafter a subscription fee of $10,000 per year for an annual subscription or $6,000 per six months for a six-month subscription. Further, North Capital Private Securities will be reimbursed for any out-of-pocket expenses incurred in connection with due diligence, including, without limitation, bad actor and background checks and reasonable counsel fees. Our manager will not be reimbursed for payment of any such subscription fees or expenses.
In addition to the foregoing, our manager pays North Capital Investment Technology, the parent company of North Capital Private Securities, a monthly administrative fee of $500 for technology tools to facilitate our company’s offerings of the interests. This fee is capped at $6,000 for the offerings in the aggregate, regardless of the number of series. For the avoidance of doubt, this monthly administrative fee with respect to our company will be paid by our manager to North Capital Investment Technology for a twelve-month period and no further. Our manager will also pay North Capital Investment Technology a one-time installation and setup fee of $2,500.
North Capital Private Securities previously acted as our executing broker in connection with each offering and, as compensation for providing related services to us in connection with each offering, has received or will receive a brokerage fee equal to 1% of the amount raised through each offering (which we refer to as the NCPS Brokerage Fee). As of September 16, 2020, our company has (a) sold the maximum number of interests in the Closed Drops and closed each such offering; (b) received subscriptions for the maximum number of interests in the Fully Subscribed Drops but the initial closings have not yet taken place; and (c) received subscriptions for received subscriptions for 883 Series Gallery Drop 013 Interests, 267 Series Gallery Drop 025 Interests, 1,360 Series Gallery Drop 031 Interests, 48 Series Gallery Drop 033 Interests, 1,776 Series Gallery Drop 035 Interests, 3,881 Series Gallery Drop 036 Interests and 405 Series Gallery Drop 037 Interests. North Capital Private Securities (x) was paid $12,259 in NCPS Brokerage Fees in the aggregate by the Closed Drops, (y) will be paid $6,110 in NCPS Brokerage Fees in the aggregate by the Fully Subscribed Drops and (z) will be paid $1,755 in NCPS Brokerage Fees by the Open Drops. North Capital Private Securities did not receive any fees or commissions on funds raised from the sale of interests to our manager, its affiliates or the asset sellers; and shall receive no commissions with respect to further series.
Offering Expenses
Each series of interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series (which we collectively refer to as the Offering Expenses). Offering Expenses consist of legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering (and excludes ongoing costs described in Operating Expenses). This arrangement is noted under the Offering Expenses category under “Use of Proceeds to Issuer” below. Offering Expenses for our offering of Series #KW Interests also included a fee of $10,000 for accountable due diligence expenses that we paid to the Broker.
Acquisition Expenses

Each series of interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying asset related to such series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, storage fees, insurance fees, bank fees and interest (if the underlying asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the underlying asset from the asset seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), photography and videography expenses in order to prepare the profile for the underlying asset on the Otis Platform (which we collectively refer to as Acquisition Expenses). The Acquisition Expenses will be payable from the proceeds of each offering. See “Use of Proceeds to Issuer” for a description of the Acquisition Expenses for each offering.
Sourcing Fee
Our asset manager will be paid a fee as compensation for sourcing each underlying asset (which we refer to as the Sourcing Fee) in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that the Sourcing Fee may be waived by our asset manager.
Additional Information Regarding this Offering Circular
We have not authorized anyone to provide you with information other than as set forth in this offering circular.  Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular.  Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.
From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular.  Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.  The offering statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the Commission and any offering circular supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.
The offering statement and all supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section on the Otis Platform.  The contents of the Otis Platform (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.
How to Subscribe
Potential investors who are “qualified purchasers” may subscribe to purchase our interests.  Any potential investor wishing to acquire our interests must:
1.
Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached as exhibits to the offering statement of which this offering circular forms a part or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in our interests is suitable for you.
2.
Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Otis Platform application, and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature.  Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.
Once the completed subscription agreement is signed, you will be instructed to transfer funds in an amount equal to the purchase price for interests you have applied to subscribe for (as set out on the front page of your subscription agreement) by ACH into the escrow account.  The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by our manager and, if accepted, such further time until you are issued the interests.
4.
Our manager and the Broker will review the subscription documentation completed and signed by you. You may be asked to provide additional information. Our manager will contact you directly if required.  We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any offering at any time prior to closing.
5.
Once the review is complete, our manager will inform you whether or not your application to subscribe for the interests is approved or denied and, if approved, the number of interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payment(s) (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. Our manager accepts subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions.
6.
If all or a part of your subscription is approved, then the number of interests you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable series as consideration for such interests.
By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and operating agreement. Our company, our manager and the Broker will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for our manager and the Broker to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the interests, please notify our manager immediately using the contact details set out in the subscription agreement.
For further information on the subscription process, please contact our manager using the contact details set out in the “Where You Can Find Additional Information” section.
The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with any series’ operating account, until if and when there is a closing with respect to that investor. When the Escrow Agent has received instructions from our manager that an offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable series.  If an offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them, without interest or deductions.  Any costs and expenses associated with a terminated offering will be borne by our manager.
No Refunds
Except in the case of an offering being terminated without a closing, or a prospective investor’s subscription not being accepted or being cut back due to oversubscription or otherwise, there will be no refunds.

USE OF PROCEEDS TO ISSUER
The allocation of the net proceeds of each offering set forth below represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. Our manager reserves the right to modify the use of proceeds based on the factors set forth below.  Neither our company nor any series are expected to keep any of the proceeds from any offering. In the event that less than the maximum number of interests are sold in connection with any offering, our manager may pay, and not seek reimbursement for, the Brokerage Fee and Acquisition Expenses.
Series Gallery Drop 081
We estimate that the gross proceeds of the offering of Series Gallery Drop 081 Interests (including from Series Gallery Drop 081 Interests acquired by our manager) will be approximately $505,300 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$5,053	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$480,000	94.99%
Acquisition and	Storage	$1,008	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$844	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$18,295	3.62%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$25,200	4.99%
Working Capital Reserves⁽⁶⁾		$100	0.02%
Total Proceeds		$505,300	100.00%

(1)  Our manager acquired the Series Gallery Drop 081 Asset for a total cost of $480,000. On February 9, 2021, we acquired the Series Gallery Drop 081 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 081 Asset, the asset seller is Michael Karnjanaprakorn, the CEO and a director of our manager. Mr. Karnjanaprakorn purchased the Series Gallery Drop 081 Asset for $480,000, the same price paid by Series Gallery Drop 081. Accordingly, the price has been determined by arms-length bargaining, and does not favor Mr. Karnjanaprakorn. Mr. Karnjanaprakorn has realized no profit on the sale.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 081 Asset in an amount equal to 3.62% of the gross offering proceeds.

(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 081 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On February 9, 2021, we acquired the Series Gallery Drop 081 Asset from our manager in exchange for a note in the original principal amount of $480,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.238 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 081 Interests will be distributed to the account of Series Gallery Drop 081. Upon final closing of the offering, Series Gallery Drop 081 will then pay back the note made to acquire the Series Gallery Drop 081 Asset.
Series Gallery Drop 084
We estimate that the gross proceeds of the offering of Series Gallery Drop 084 Interests (including from Series Gallery Drop 084 Interests acquired by our manager) will be approximately $54,700 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$547	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$52,000	95.06%
Acquisition and	Storage	$109	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$91	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$1,853	3.39%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$2,600	4.75%
Working Capital Reserves⁽⁶⁾		$100	0.18%
Total Proceeds		$54,700	100.00%

(1)  Our manager acquired the Series Gallery Drop 084 Asset for a total cost of $52,000. On March 9, 2021, we acquired the Series Gallery Drop 084 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 084 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.

(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 084 Asset in an amount equal to 3.39% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 084 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 084 Asset from our manager in exchange for a note in the original principal amount of $52,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.247 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 084 Interests will be distributed to the account of Series Gallery Drop 084. Upon final closing of the offering, Series Gallery Drop 084 will then pay back the note made to acquire the Series Gallery Drop 084 Asset.
Series Gallery Drop 085
We estimate that the gross proceeds of the offering of Series Gallery Drop 085 Interests (including from Series Gallery Drop 085 Interests acquired by our manager) will be approximately $63,200 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$632	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$60,000	94.94%
Acquisition and	Storage	$126	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$106	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$2,236	3.54%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$3,100	4.91%
Working Capital Reserves⁽⁶⁾		$100	0.16%
Total Proceeds		$63,200	100.00%

(1)  Our manager acquired the Series Gallery Drop 085 Asset for a total cost of $60,000. On March 9, 2021, we acquired the Series Gallery Drop 085 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 085 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 085 Asset in an amount equal to 3.54% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 085 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 085 Asset from our manager in exchange for a note in the original principal amount of $60,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.250 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 085 Interests will be distributed to the account of Series Gallery Drop 085. Upon final closing of the offering, Series Gallery Drop 085 will then pay back the note made to acquire the Series Gallery Drop 085 Asset.
Series Gallery Drop 087
We estimate that the gross proceeds of the offering of Series Gallery Drop 087 Interests (including from Series Gallery Drop 087 Interests acquired by our manager) will be approximately $243,200 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$2,432	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$231,009	94.99%
Acquisition and	Storage	$485	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$406	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$8,768	3.61%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$12,091	4.97%
Working Capital Reserves⁽⁶⁾		$100	0.04%
Total Proceeds		$243,200	100.00%

(1)  Our manager acquired the Series Gallery Drop 087 Asset for a total cost of $231,009. On March 9, 2021, we acquired the Series Gallery Drop 087 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 087 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.

(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 087 Asset in an amount equal to 3.61% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 087 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 087 Asset from our manager in exchange for a note in the original principal amount of $231,009. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.256 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 087 Interests will be distributed to the account of Series Gallery Drop 087. Upon final closing of the offering, Series Gallery Drop 087 will then pay back the note made to acquire the Series Gallery Drop 087 Asset.
Series Gallery Drop 088
We estimate that the gross proceeds of the offering of Series Gallery Drop 088 Interests (including from Series Gallery Drop 088 Interests acquired by our manager) will be approximately $58,200 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$582	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$55,250	94.93%
Acquisition and	Storage	$116	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$97	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$2,055	3.53%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$2,850	4.90%
Working Capital Reserves⁽⁶⁾		$100	0.17%
Total Proceeds		$58,200	100.00%

(1)  Our manager acquired the Series Gallery Drop 088 Asset for a total cost of $55,250. On March 9, 2021, we acquired the Series Gallery Drop 088 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 088 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 088 Asset in an amount equal to 3.53% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 088 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 088 Asset from our manager in exchange for a note in the original principal amount of $55,250. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.259 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 088 Interests will be distributed to the account of Series Gallery Drop 088. Upon final closing of the offering, Series Gallery Drop 088 will then pay back the note made to acquire the Series Gallery Drop 088 Asset.
Series Gallery Drop 090
We estimate that the gross proceeds of the offering of Series Gallery Drop 090 Interests (including from Series Gallery Drop 090 Interests acquired by our manager) will be approximately $104,100 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$1,041	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$98,850	94.96%
Acquisition and	Storage	$208	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$174	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$3,727	3.58%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$5,150	4.95%
Working Capital Reserves⁽⁶⁾		$100	0.10%

Total Proceeds	$104,100	100.00%

(1)  Our manager acquired the Series Gallery Drop 090 Asset for a total cost of $98,850. On March 9, 2021, we acquired the Series Gallery Drop 090 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 090 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 090 Asset in an amount equal to 3.58% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 090 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 090 Asset from our manager in exchange for a note in the original principal amount of $98,850. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.265 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 090 Interests will be distributed to the account of Series Gallery Drop 090. Upon final closing of the offering, Series Gallery Drop 090 will then pay back the note made to acquire the Series Gallery Drop 090 Asset.
Series Gallery Drop 091
We estimate that the gross proceeds of the offering of Series Gallery Drop 091 Interests (including from Series Gallery Drop 091 Interests acquired by our manager) will be approximately $39,400 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$394	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$37,473	95.11%
Acquisition and	Storage	$79	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$66	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$1,288	3.27%
Offering Expenses⁽⁵⁾		$0	0.00%

Total Fees & Expenses	$1,827	4.64%
Working Capital Reserves⁽⁶⁾	$100	0.25%
Total Proceeds	$39,400	100.00%

(1)  Our manager acquired the Series Gallery Drop 091 Asset for a total cost of $37,473. On March 9, 2021, we acquired the Series Gallery Drop 091 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 091 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 091 Asset in an amount equal to 3.27% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 091 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 091 Asset from our manager in exchange for a note in the original principal amount of $37,473. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.268 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 091 Interests will be distributed to the account of Series Gallery Drop 091. Upon final closing of the offering, Series Gallery Drop 091 will then pay back the note made to acquire the Series Gallery Drop 091 Asset.
Series Gallery Drop 092
We estimate that the gross proceeds of the offering of Series Gallery Drop 092 Interests (including from Series Gallery Drop 092 Interests acquired by our manager) will be approximately $228,800 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$2,288	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$217,356	95.00%
Acquisition and	Storage	$456	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$382	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%

Sourcing Fee⁽⁴⁾	$8,218	3.59%
Offering Expenses⁽⁵⁾	$0	0.00%
Total Fees & Expenses	$11,344	4.96%
Working Capital Reserves⁽⁶⁾	$100	0.04%
Total Proceeds	$228,800	100.00%

(1)  Our manager acquired the Series Gallery Drop 092 Asset for a total cost of $217,356. On March 9, 2021, we acquired the Series Gallery Drop 092 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 092 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 092 Asset in an amount equal to 3.59% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 092 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 9, 2021, we acquired the Series Gallery Drop 092 Asset from our manager in exchange for a note in the original principal amount of $217,356. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.271 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 092 Interests will be distributed to the account of Series Gallery Drop 092. Upon final closing of the offering, Series Gallery Drop 092 will then pay back the note made to acquire the Series Gallery Drop 092 Asset.
Series Gallery Drop 099
We estimate that the gross proceeds of the offering of Series Gallery Drop 099 Interests (including from Series Gallery Drop 099 Interests acquired by our manager) will be approximately $136,800 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$1,368	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$130,000	95.03%
Acquisition and	Storage	$273	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%

Insurance	$228	0.17%
Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾	$4,831	3.53%
Offering Expenses⁽⁵⁾	$0	0.00%
Total Fees & Expenses	$6,700	4.90%
Working Capital Reserves⁽⁶⁾	$100	0.07%
Total Proceeds	$136,800	100.00%

(1)  Our manager acquired the Series Gallery Drop 099 Asset for a total cost of $130,000. On March 10, 2021, we acquired the Series Gallery Drop 099 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 099 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 099 Asset in an amount equal to 3.53% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 099 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 10, 2021, we acquired the Series Gallery Drop 099 Asset from our manager in exchange for a note in the original principal amount of $130,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.292 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 099 Interests will be distributed to the account of Series Gallery Drop 099. Upon final closing of the offering, Series Gallery Drop 099 will then pay back the note made to acquire the Series Gallery Drop 099 Asset.
Series Gallery Drop 101
We estimate that the gross proceeds of the offering of Series Gallery Drop 101 Interests (including from Series Gallery Drop 101 Interests acquired by our manager) will be approximately $211,300 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee	$2,113	1.00%
Cash Portion of the Asset Cost⁽¹⁾	$200,750	95.01%

Acquisition and	Storage	$422	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$353	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$7,562	3.58%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$10,450	4.95%
Working Capital Reserves⁽⁶⁾		$100	0.05%
Total Proceeds		$211,300	100.00%

(1)  Our manager acquired the Series Gallery Drop 101 Asset through an advisor for a total cost of $181,500 plus a commission of $19,250 on the acquisition price. On March 10, 2021, we acquired the Series Gallery Drop 101 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 101 Asset, the asset seller is Michael Karnjanaprakorn, the CEO and a director of our manager. Mr. Karnjanaprakorn purchased the Series Gallery Drop 101 Asset for $181,500 plus a commission of $19,250 on the acquisition price, the same price paid by Series Gallery Drop 101. Accordingly, the price has been determined by arms-length bargaining, and does not favor Mr. Karnjanaprakorn. Mr. Karnjanaprakorn has realized no profit on the sale.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 101 Asset in an amount equal to 3.58% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 101 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On March 10, 2021, we acquired the Series Gallery Drop 101 Asset from our manager in exchange for a note in the original principal amount of $200,750. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.298 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 101 Interests will be distributed to the account of Series Gallery Drop 101. Upon final closing of the offering, Series Gallery Drop 101 will then pay back the note made to acquire the Series Gallery Drop 101 Asset.

Series Gallery Drop 103

We estimate that the gross proceeds of the offering of Series Gallery Drop 103 Interests (including from Series Gallery Drop 103 Interests acquired by our manager) will be approximately $18,400 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$184	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$17,500	95.11%
Acquisition and	Storage	$37	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$31	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$548	2.98%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$800	4.35%
Working Capital Reserves⁽⁶⁾		$100	0.54%
Total Proceeds		$18,400	100.00%

(1)  Our manager acquired the Series Gallery Drop 103 Asset for a total cost of $17,500. On April 23, 2021, we acquired the Series Gallery Drop 103 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 103 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 103 Asset in an amount equal to 2.98% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 103 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On April 23, 2021, we acquired the Series Gallery Drop 103 Asset from our manager in exchange for a note in the original principal amount of $17,500. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.304 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 103 Interests will be distributed to the account of Series Gallery Drop 103. Upon final closing of the offering, Series Gallery Drop 103 will then pay back the note made to acquire the Series Gallery Drop 103 Asset.

Series Gallery Drop 105

We estimate that the gross proceeds of the offering of Series Gallery Drop 105 Interests (including from Series Gallery Drop 105 Interests acquired by our manager) will be approximately $65,000 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$650	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$61,780	95.05%
Acquisition and	Storage	$130	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$109	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$2,231	3.43%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$3,120	4.80%
Working Capital Reserves⁽⁶⁾		$100	0.15%
Total Proceeds		$65,000	100.00%

(1)  Our manager acquired the Series Gallery Drop 105 Asset for a total cost of $61,780. On April 23, 2021, we acquired the Series Gallery Drop 105 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 105 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 105 Asset in an amount equal to 3.43% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 105 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On April 23, 2021, we acquired the Series Gallery Drop 105 Asset from our manager in exchange for a note in the original principal amount of $61,780. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.310 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 105 Interests will be distributed to the account of Series Gallery Drop 105. Upon final closing of the offering, Series Gallery Drop 105 will then pay back the note made to acquire the Series Gallery Drop 105 Asset.

Series Gallery Drop 106

We estimate that the gross proceeds of the offering of Series Gallery Drop 106 Interests (including from Series Gallery Drop 106 Interests acquired by our manager) will be approximately $28,100 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$281	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$26,650	94.84%
Acquisition and	Storage	$56	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$47	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$966	3.44%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$1,350	4.80%
Working Capital Reserves⁽⁶⁾		$100	0.36%
Total Proceeds		$28,100	100.00%

(1)  Our manager acquired the Series Gallery Drop 106 Asset for a total cost of $26,650. On April 23, 2021, we acquired the Series Gallery Drop 106 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 106 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 106 Asset in an amount equal to 3.44% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 106 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On April 23, 2021, we acquired the Series Gallery Drop 106 Asset from our manager in exchange for a note in the original principal amount of $26,650. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.313 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 106 Interests will be distributed to the account of Series Gallery Drop 106. Upon final closing of the offering, Series Gallery Drop 106 will then pay back the note made to acquire the Series Gallery Drop 106 Asset.

Series Gallery Drop 109

We estimate that the gross proceeds of the offering of Series Gallery Drop 109 Interests (including from Series Gallery Drop 109 Interests acquired by our manager) will be approximately $32,400 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$324	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$30,746	94.90%
Acquisition and	Storage	$65	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$54	0.17
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$1,111	3.43%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$1,554	4.80%
Working Capital Reserves⁽⁶⁾		$100	0.31%
Total Proceeds		$32,400	100.00%

(1)  Our manager acquired the Series Gallery Drop 109 Asset for a total cost of $30,746. On May 3, 2021, we acquired the Series Gallery Drop 109 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 109 Asset, the asset seller is Michael Karnjanaprakorn, the CEO and a director of our manager. Mr. Karnjanaprakorn purchased the Series Gallery Drop 109 Asset for $30,746, the same price paid by Series Gallery Drop 109. Accordingly, the price has been determined by arms-length bargaining, and does not favor Mr. Karnjanaprakorn. Mr. Karnjanaprakorn has realized no profit on the sale.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 109 Asset in an amount equal to 3.43% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 109 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On May 3, 2021, we acquired the Series Gallery Drop 109 Asset from our manager in exchange for a note in the original principal amount of $30,746. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.322 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 109 Interests will be distributed to the account of Series Gallery Drop 109. Upon final closing of the offering, Series Gallery Drop 109 will then pay back the note made to acquire the Series Gallery Drop 109 Asset.

Series Gallery Drop 110

We estimate that the gross proceeds of the offering of Series Gallery Drop 110 Interests (including from Series Gallery Drop 110 Interests acquired by our manager) will be approximately $10,600 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$106	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$10,080	95.09%
Acquisition and	Storage	$21	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$18	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$275	2.59%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$420	3.96%
Working Capital Reserves⁽⁶⁾		$100	0.94%
Total Proceeds		$10,600	100.00%

(1)  Our manager acquired the Series Gallery Drop 110 Asset for a total cost of $10,080. On June 8, 2021, we acquired the Series Gallery Drop 110 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 110 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 110 Asset in an amount equal to 2.59% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 110 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On June 8, 2021, we acquired the Series Gallery Drop 110 Asset from our manager in exchange for a note in the original principal amount of $10,080. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.325 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 110 Interests will be distributed to the account of Series Gallery Drop 110. Upon final closing of the offering, Series Gallery Drop 110 will then pay back the note made to acquire the Series Gallery Drop 110 Asset.

Series Gallery Drop 111

We estimate that the gross proceeds of the offering of Series Gallery Drop 111 Interests (including from Series Gallery Drop 111 Interests acquired by our manager) will be approximately $18,900 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$189	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$18,000	95.24%
Acquisition and	Storage	$38	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$32	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$541	2.86%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$800	4.23%
Working Capital Reserves⁽⁶⁾		$100	0.53%
Total Proceeds		$18,900	100.00%

(1)  Our manager acquired the Series Gallery Drop 111 Asset for a total cost of $18,000. On June 8, 2021, we acquired the Series Gallery Drop 111 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 111 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 111 Asset in an amount equal to 2.86% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 111 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On June 8, 2021, we acquired the Series Gallery Drop 111 Asset from our manager in exchange for a note in the original principal amount of $18,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.328 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 111 Interests will be distributed to the account of Series Gallery Drop 111. Upon final closing of the offering, Series Gallery Drop 111 will then pay back the note made to acquire the Series Gallery Drop 111 Asset.

Series Gallery Drop 112

We estimate that the gross proceeds of the offering of Series Gallery Drop 112 Interests (including from Series Gallery Drop 112 Interests acquired by our manager) will be approximately $60,000 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds

Brokerage Fee		$600	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$57,000	95.00%
Acquisition and	Storage	$120	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$100	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$2,080	3.47%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$2,900	4.83%
Working Capital Reserves⁽⁶⁾		$100	0.17%
Total Proceeds		$60,000	100.00%

(1)  Our manager acquired the Series Gallery Drop 112 Asset for a total cost of $72,000, of which $57,000 was paid in cash and the remainder of which our manager agreed to pay in the form of Series Gallery Drop 112 Interests. On June 8, 2021, we acquired the Series Gallery Drop 112 Asset from our manager in exchange for the note described below and our agreement to issue 1,500 Series Gallery Drop 112 Interests to the asset seller upon completion of the offering. In the case of the Series Gallery Drop 112 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 112 Asset in an amount equal to 3.47% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 112 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On June 8, 2021, we acquired the Series Gallery Drop 112 Asset from our manager in exchange for a note in the original principal amount of $57,000 and our agreement to issue 1,500 Series Gallery Drop 112 Interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.331 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 112 Interests will be distributed to the account of Series Gallery Drop 112. Upon final closing of the offering, Series Gallery Drop 112 will then pay back the note made to acquire the Series Gallery Drop 112 Asset.

Series Gallery Drop 113

We estimate that the gross proceeds of the offering of Series Gallery Drop 113 Interests (including from Series Gallery Drop 113 Interests acquired by our manager) will be approximately $57,900 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$579	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$55,000	94.99%
Acquisition and	Storage	$116	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$97	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$2,008	3.47%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$2,800	4.84%
Working Capital Reserves⁽⁶⁾		$100	0.17%
Total Proceeds		$57,900	100.00%

(1)  Our manager acquired the Series Gallery Drop 113 Asset for a total cost of $55,000. On July 8, 2021, we acquired the Series Gallery Drop 113 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 113 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 113 Asset in an amount equal to 3.47% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 113 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On July 8, 2021, we acquired the Series Gallery Drop 113 Asset from our manager in exchange for a note in the original principal amount of $55,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.334 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 113 Interests will be distributed to the account of Series Gallery Drop 113. Upon final closing of the offering, Series Gallery Drop 113 will then pay back the note made to acquire the Series Gallery Drop 113 Asset.

Series Gallery Drop 114

We estimate that the gross proceeds of the offering of Series Gallery Drop 114 Interests (including from Series Gallery Drop 114 Interests acquired by our manager) will be approximately $13,500 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$135	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$12,807	94.87%
Acquisition and	Storage	$27	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$23	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$408	3.02%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$593	4.39%
Working Capital Reserves⁽⁶⁾		$100	0.74%
Total Proceeds		$13,500	100.00%

(1)  Our manager acquired the Series Gallery Drop 114 Asset for a total cost of $12,807. On July 8, 2021, we acquired the Series Gallery Drop 114 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 114 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 114 Asset in an amount equal to 3.02% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 114 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On July 8, 2021, we acquired the Series Gallery Drop 114 Asset from our manager in exchange for a note in the original principal amount of $12,807. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.337 to the offering statement of which this offering circular forms a part.
Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 114 Interests will be distributed to the account of Series Gallery Drop 114. Upon final closing of the offering, Series Gallery Drop 114 will then pay back the note made to acquire the Series Gallery Drop 114 Asset.

Series Gallery Drop 115

We estimate that the gross proceeds of the offering of Series Gallery Drop 115 Interests (including from Series Gallery Drop 115 Interests acquired by our manager) will be approximately $16,500 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses		Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee		$165	1.00%
Cash Portion of the Asset Cost⁽¹⁾		$15,700	95.15%
Acquisition and	Storage	$33	0.20%
Operating Expenses⁽²⁾	Shipping & Transportation	$0	0.00%
	Insurance	$28	0.17%
	Estimated Interest on Note⁽³⁾	$0	0.00%
Sourcing Fee⁽⁴⁾		$474	2.87%
Offering Expenses⁽⁵⁾		$0	0.00%
Total Fees & Expenses		$700	4.24%
Working Capital Reserves⁽⁶⁾		$100	0.61%
Total Proceeds		$16,500	100.00%

(1)  Our manager acquired the Series Gallery Drop 115 Asset for a total cost of $15,700. On July 8, 2021, we acquired the Series Gallery Drop 115 Asset from our manager in exchange for the note described below. In the case of the Series Gallery Drop 115 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.
(2)  To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.
(3)  The promissory note does not bear interest.
(4)  Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Gallery Drop 115 Asset in an amount equal to 2.87% of the gross offering proceeds.
(5)  Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Gallery Drop 115 Interests.
(6)  Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.
On July 8, 2021, we acquired the Series Gallery Drop 115 Asset from our manager in exchange for a note in the original principal amount of $15,700. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.340 to the offering statement of which this offering circular forms a part.

Upon the closing of the offering, proceeds from the sale of the Series Gallery Drop 115 Interests will be distributed to the account of Series Gallery Drop 115. Upon final closing of the offering, Series Gallery Drop 115 will then pay back the note made to acquire the Series Gallery Drop 115 Asset.

THE UNDERLYING ASSETS
The discussions contained in this offering circular relating to the underlying assets; their related artists, designers and/or makers; and their related industries are taken from third-party sources that we believe to be reliable, and we believe that the information from such sources contained herein is reasonable, and that the factual information is fair and accurate.
Insurance
We are working with insurance broker, DeWitt Stern, and our carrier is Aspen American Insurance Company. We insure all assets both during transport and during storage.
Storage
Our manager currently leases space in purpose-built, secure, temperature-controlled storage facilities in New York and Oregon for the purposes of storing the underlying assets in a highly controlled environment, other than when it is being utilized for marketing or similar purposes.
Depreciation
We treat art and collectible assets as collectibles, and therefore, we will not depreciate or amortize the underlying assets going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the underlying assets.
The Series Gallery Drop 081 Asset
Summary Overview
Series Gallery Drop 081 has purchased a BGS 8-graded 1997 Metal Universe Precious Metal Gems Michael Jordan #23 trading card trading card (which we refer to as the Series Gallery Drop 081 Asset).
●    Thesis: It’s no secret that Michael Jordan is considered to be the greatest basketball player of all-time. For Jordan, the numbers simply don’t lie. After an illustrious career that included two successful three-peats, MJ had amassed six NBA Championship wins, the Rookie of the Year award, five MVP awards, six Finals MVP awards, three All-Star MVP awards and 10 scoring titles. It is no surprise that he was inducted into the Hall of Fame in 2009. MJ will always be an iconic sports figure and as time passes, we believe his memorabilia — in pristine condition — will continue to hold value.
●    The Card: The 1997 Metal Universe cards are one of the most popular card sets produced in the 1990s, with the Precious Metal Gems parallels at the focus. Each card was limited to just 100 cards, 90 of which had the red colored background. Of the 90 red cards, only eight have been graded as a BGS 8.
●    Recent Sales: Given the scarcity of this card, there are few direct comparables. As of February 2021, there have been two sales in different grades over the past 12 months: a BGS 8.5 sold for $233,700 in November 2020, and a PSA 6.5 sold for $480,000 in January 2021.
Specifications
Card	Metal Universe Precious Metal Gems Michael Jordan #23
Production Year	1997
BGS Grade	8
Purchased From	Michael Karnjanaprakorn
Purchased For	$480,000
Year Purchased	2021

The Athlete
Michael Jordan is widely considered to be the greatest basketball player of all-time, a title earned through 15 illustrious seasons in the NBA. Beyond basketball, he is undoubtedly one of the greatest athletes to ever live. The six-time NBA Champion and five-time NBA MVP has become a symbol of hard work, determination and success. Jordan’s legacy, compounded by the scarcity and demand for his rarest rookie cards, make us excited about the potential trajectory of the Series Gallery Drop 081 Asset card.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 081 Asset is an 8 Beckett Grading Services (BGS) graded trading card. There are eight BGS 8-graded 1997 Metal Universe Precious Metal Gems Michael Jordan #23 trading card trading cards in circulation. The card is preserved in a plastic BGS holder and features sub-grades: 9 for “Centering,” 8 for “Corners,” 7 for “Edges” and 9 for “Surface.”
Ownership and Pricing History
The Series Gallery Drop 081 Asset was purchased from Michael Karnjanaprakorn, the CEO and a director of our manager. Mr. Karnjanaprakorn purchased the Series Gallery Drop 081 Asset from Heritage Auctions for $480,000, the same price paid by Series Gallery Drop 081. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 081 Asset is unknown.
The Series Gallery Drop 084 Asset
Summary Overview
Series Gallery Drop 084 has purchased a 2003-04 Topps Chrome Basketball Hobby Box sealed box of trading cards (which we refer to as the Series Gallery Drop 084 Asset).
●    Thesis: The 2003 draft class was one of the most impressive draft classes in NBA history, particularly known for producing all-Stars like Carmelo Anthony, Dwayne Wade and the NBA’s current #1 player, LeBron James. As the card market grows for the rarest rookie cards like Topps Chrome Refractors, the ambiguity of unopened wax has become increasingly popular. The prestige and success achieved by the 2003 NBA rookie class, compounded by macro tailwinds in the card collecting category, make us excited about the potential trajectory of this box.
●    The Box: The Series Gallery Drop 084 box of trading cards is brand new and factory sealed. It contains 24 individual packs of cards, with four cards inside each pack. In addition to base cards, each Topps Chrome set includes the chance for multiple base parallels and tiered refractors.
●    Recent Sales: As of March 2021, the most recent sale of a 2003-04 Topps Chrome Basketball Hobby Box was for $42,100 in February 2021; the 12-month high was $47,500 in February 2021, and the low was $3,800 in February 2020.
Specifications
Set	Topps Chrome Basketball Hobby Box

Production Year	2003
Condition	New and factory sealed
Purchased From	Private Collector
Purchased For	$52,000
Year Purchased	2021

The Set
The 2003-04 Topps Chrome Basketball Hobby Box features 24 packs of cards, with four cards per pack. The 2003-04 pack represents one of the most prolific draft classes in history, including all-stars like LeBron James, Dwyane Wade, Carmelo Anthony and Chris Bosh. Still factory sealed, each 2003-04 Topps Chrome Basketball Hobby Box possesses the possibility of pulling a LeBron James, Carmelo Anthony or Dwayne Wade rookie card.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 084 Asset is a new and factory sealed box of trading cards.
Ownership and Pricing History
The Series Gallery Drop 084 Asset was purchased from a private collector. The prior specific ownership and pricing history of the box constituting the Series Gallery Drop 084 Asset is unknown.
The Series Gallery Drop 085 Asset
Summary Overview
Series Gallery Drop 085 has purchased a 1996-97 Topps Chrome Basketball Hobby Box sealed box of trading cards (which we refer to as the Series Gallery Drop 085 Asset).
●    Thesis: The 1996 draft class was one of the most impressive draft classes in NBA history, particularly known for producing all-stars like Allen Iverson, Steve Nash, Ray Allen and, most notably, the late Kobe Bryant. As the card market grows for the rarest rookie cards like Topps Chrome Refractors, the ambiguity of unopened wax has become increasingly popular. The prestige and success achieved by the 1996 NBA rookie class, compounded by macro tailwinds in the card collecting category, makes us excited about the potential trajectory of this box.
●    The Box: The Series Gallery Drop 085 box of trading cards is brand new and factory sealed. It contains 24 individual packs of cards, with four cards inside each pack. In addition to base cards, each Topps Chrome set includes the chance for multiple base parallels and tiered refractors.
●    Recent Sales: As of March 2021, the most recent sale of a 1996-97 Topps Chrome Basketball Hobby Box was for $61,100 in February 2021; the 12-month high was $61,100 in February 2021, and the low was $4,000 in April 2020.
Specifications
Set	Topps Chrome Basketball Hobby Box

Production Year	1996
Condition	New and factory sealed
Purchased From	Frontline Collectibles
Purchased For	$60,000
Year Purchased	2021

The Set
The 1996-97 Topps Chrome Basketball Hobby Box features 24 packs of cards, with four cards per pack. The 1996-97 year pack produced some of the greatest players of the 1990s and 2000s, including Kobe Bryant, Allen Iverson, Steve Nash and Ray Allen. Still factory sealed, each 1996-97 Topps Chrome Basketball Hobby Box possesses the possibility of pulling a rookie card from one of these all-star players.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 085 Asset is a new and factory sealed box of trading cards.
Ownership and Pricing History
The Series Gallery Drop 085 Asset was purchased from Frontline Collectibles. The prior specific ownership and pricing history of the box constituting the Series Gallery Drop 085 Asset is unknown.
The Series Gallery Drop 087 Asset
Summary Overview
Series Gallery Drop 087 has purchased a BGS 9.5-graded 1996 Flair Showcase Legacy Collection Row 0 #31 Kobe Bryant Rookie trading card (which we refer to as the Series Gallery Drop 087 Asset).
●    Thesis: Kobe Bryant will go down in history as one of the most elite athletes of all time. After being drafted 13th overall by the Los Angeles Lakers, Kobe Bryant would achieve greatness in the form of 5 NBA Championships, two NBA Finals MVPs, 1 NBA MVP award, and 18 All-Star appearances. His passing was a shock to the basketball world, and the response validated his global impact. Bryant is slated to be inducted into the Hall of Fame in Spring of 2021, a potential catalyst for his legacy.
●    The Card: The tiered rookie cards from the 1996 Flair Showcase set are among Kobe’s most desired. The Row 0 Legacy Collection parallel was numbered to just 150 cards. Given that this card is a scarcer parallel/variation, only 20 of which have been graded as a BGS 9.5, we are excited about its potential trajectory.
●    Recent Sales: As of March 2021, the last sale of a 1996 Flair Showcase Legacy Collection Row 0 #31 Kobe Bryant Rookie trading card was our acquisition for $231,009 in January 2021. There have been no other sales in the past 12-months. A BGS 9-graded card sold for $90,000 in February 2021, and we typically see a 2-3x multiplier from BGS 9 to BGS 9.5.

Specifications
Card	Flair Showcase Legacy Collection Row 0 #31 Kobe Bryant Rookie
Production Year	1996
BGS Grade	9.5
Purchased From	Goldin Auctions
Purchased For	$231,009
Year Purchased	2021

The Athlete
Following his untimely passing in early 2020, Kobe Bryant will forever be remembered as one of the greatest basketball players to ever grace the NBA. Playing his entire 20-year career with the Los Angeles Lakers, Bryant’s loyalty brought five NBA championship titles to the city of Los Angeles, while earning him five NBA MVP awards in the process. His hard work and unrelenting passion for the game left a lasting legacy on fans around the world, forever immortalized through the “Mamba Mentality.”
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 087 Asset is a Beckett Grading Services (BGS) 9.5-graded trading card. There are twenty BGS 9.5-graded 1996 Flair Showcase Legacy Collection Row 0 #31 Kobe Bryant Rookie trading cards in circulation. The card is preserved in a plastic BGS holder and features sub-grades: 9.5 for “Centering,” 9 for “Corners,” 9.5 for “Edges” and 10 for “Surface.”
Ownership and Pricing History
The Series Gallery Drop 087 Asset was purchased from Goldin Auctions. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 087 Asset is unknown.
The Series Gallery Drop 088 Asset
Summary Overview
Series Gallery Drop 088 has purchased a 1980-81 Topps Basketball Wax Box sealed box of trading cards (which we refer to as the Series Gallery Drop 088 Asset).
●    Thesis: The 1980-81 Topps Basketball Wax Box set is known for its unique three-panel designs, featuring two rookie players alongside an NBA all-time great. Most notably, this set features the sole rookie cards for two of the greatest NBA players of the 1980s and 1990s, Larry Bird and Magic Johnson. As the card market grows for the rarest rookie cards like the Bird, Erving and Johnson “scoring leader” card, the ambiguity of unopened wax has become increasingly popular. The prestige and success achieved by the players in this set, compounded by macro tailwinds in the card collecting category, makes us excited about the potential trajectory of this box.

●    The Box: The Series Gallery Drop 088 box of trading cards is brand new and factory sealed. It contains 36 individual packs, each containing eight cards and a pull-out poster. The set includes 264 numbered cards, which breaks down into 88 perforated panels of three cards each. Since Topps used two printing sheets, a complete panel set includes 176 different cards, holding two complete sets.
●    Recent Sales: As of March 2021, the most recent sale of this sealed box was for $72,000 in late February 2021; the 12-month high was $79,200 in February 2021, and the low was $16,100 in November 2020.
Specifications
Set	Topps Basketball Wax Box
Production Year	1980
Condition	New and factory sealed
Purchased From	eBay
Purchased For	$55,250
Year Purchased	2021

The Set
The 1980-81 Topps Basketball Wax Box includes 36 packs of unopened cards, each containing eight mini-cards with NBA trios and a pull-out poster. The 1980-81 year pack produced rookie cards for some of the most dominant players of the 1980s and 1990s, including all-stars like Larry Bird and Magic Johnson. Still factory sealed, each 1980-81 Topps Basketball Wax Box possesses the possibility of pulling a rookie card from one of these all-Star players.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 088 Asset is a new and factory sealed box of trading cards.
Ownership and Pricing History
The Series Gallery Drop 088 Asset was purchased from eBay. The prior specific ownership and pricing history of the box constituting the Series Gallery Drop 088 Asset is unknown.
The Series Gallery Drop 090 Asset
Summary Overview
Series Gallery Drop 090 has purchased a PSA MINT 9-graded 1995 Pokémon Japanese Topsun Blue Back No Number Charizard trading card (which we refer to as the Series Gallery Drop 090 Asset).

●    Thesis: In the wake of Satoshi Tajiri’s 1995 release of the Pokémon brand, the 1995 Pokémon Topsun cards were among the first Pokémon cards ever released, setting the tone for the 1999 TCG. The cards were originally released by Top-Seika, randomly inserted into packs of apple-flavored gum. Since these cards were a random product insert into a consumable good, the cards are hard to come by, particularly in high grades. Additionally, the 1995 Pokémon Japanese Topsun Blue Back No Number Charizard represents an early manifestation of Charizard, the Pokémon that has since gone on to become the flagship pocket monster that currently represents the brand (aside from Pikachu).
●    The Card: The 1995 Pokémon Japanese Topsun Blue Back No Number Charizard card is a blue-back and non-number variation, meaning it was in the first print of the first batch of cards produced by Topsun (in a way, double first edition). In 20+ years of professional grading, only 11 copies have been graded as a PSA MINT 9, with only one card achieving a PSA GEM-MT 10 grade. We are also excited by the market trajectory of this game given Pokémon’s sustained relevance through new-age iterations such as Pokémon Go.
●    Recent Sales: As of March 2021, the last sale for a PSA MINT 9 card was $21,888.88 in December 2020, the only sale in the past 12 months, and the only current PSA GEM-MT 10-graded card sold for $493,230 in January 2021.
Specifications
Card	Pokémon Japanese Topsun Blue Back No Number Charizard
Production Year	1995
PSA Grade	MINT 9
Purchased From	PWCC
Purchased For	$98,850
Year Purchased	2021

The Card
With more than one billion mobile downloads in 2019, Pokémon is one of the most popular games ever. The blue-back Topsun Pokémon cards are among the first Pokémon cards ever released, pre-dating the 1999 TCG that took the world by storm. Charizard is the evolved form of Charmander, one of the three original starter Pokémon in the Pokémon franchise. Charizard’s iconic status as an original Pokémon, compounded by the scarcity of the card in a PSA MINT 9, makes us excited about the potential trajectory of this card.
Market Assessment
With the advent of nostalgia collecting, trading cards hold a special place in the position of many people’s hearts. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide. The Pokémon franchise has had a global appeal over the last 25+ years, which creates a large and global market for buying and selling Pokémon cards. The category gained momentum with a 1999 Pokémon 1st Edition Charizard trading card breaking record prices multiple times in 2020 and catching the attention of mainstream media and collectors.
Condition Report
The Series Gallery Drop 090 Asset is a MINT 9 Professional Sports Authenticator (PSA) graded trading card. There are 11 MINT 9-graded 1995 Pokémon Japanese Topsun Blue Back No Number Charizard cards in circulation. The card is in superb condition according to PSA and preserved in a plastic PSA holder with tamper-evident seal.
Ownership and Pricing History

The Series Gallery Drop 090 Asset was purchased from PWCC. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 096 Asset is unknown.
The Series Gallery Drop 091 Asset
Summary Overview
Series Gallery Drop 091 has purchased a PSA GEM-MT 10-graded 1987 Fleer #59 Michael Jordan trading card (which we refer to as the Series Gallery Drop 091 Asset).
●    Thesis: It’s no secret that Michael Jordan is considered to be the greatest basketball player of all time. For Jordan, the numbers simply don’t lie. After an illustrious career that included two successful three-peats, Jordan had amassed six NBA Championship wins, the Rookie of the Year award, five MVP awards, six Finals MVP awards, three All-Star MVP awards and 10 scoring titles. It is no surprise that he was inducted into the Hall of Fame in 2009. Jordan will always be an iconic sports figure, and as time passes, we believe his memorabilia (in pristine condition) will continue to hold value.
●    The Card: Off the back of the iconic 1986 Fleer set came Jordan’s second-year Fleer card. In the years since its release, the 1987 Fleer #59 Michael Jordan card has become one of the most coveted Jordan cards in the eyes of collectors. Only 200 cards have been graded as a PSA GEM-MT 10, making this card even scarcer than the 1986 Fleer card.
●    Recent Sales: As of March 2021, the last sale of a 1987 Fleer #59 Michael Jordan card in a PSA GEM-MT 10 was $30,000 in March 2021; the 12-month high was $50,200 in late January 2021, and the low was $4,153.79 in March 2020.
Specifications
Card	Fleer #59 Michael Jordan
Production Year	1987
PSA Grade	GEM-MT 10
Purchased From	PWCC
Purchased For	$37,473
Year Purchased	2021

The Athlete
Michael Jordan is widely considered to be the greatest basketball player of all-time, a title earned through 15 illustrious seasons in the NBA. Beyond basketball, he is undoubtedly one of the greatest athletes to ever live. The six-time NBA Champion and five-time NBA MVP has become a symbol of hard work, determination and success. Jordan’s legacy, compounded by the scarcity and demand for his rarest rookie cards, makes us excited about the potential trajectory of this card.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report

The Series Gallery Drop 091 Asset is a GEM-MT 10 Professional Sports Authenticator (PSA) graded trading card. GEM-MT 10 is the highest available grade in the PSA grading system. There are 200 GEM-MT 10 PSA-graded 1987 Fleer #59 Michael Jordan cards in circulation. The card is in virtually perfect condition according to PSA and preserved in a plastic PSA holder with tamper-evident seal.
Ownership and Pricing History
The Series Gallery Drop 091 Asset was purchased from PWCC. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 091 Asset is unknown.
The Series Gallery Drop 092 Asset
Summary Overview
Series Gallery Drop 092 has purchased a PSA GEM-MT 10-graded 1987 Fleer Stickers #8 Michael Jordan Rookie trading card (which we refer to as the Series Gallery Drop 092 Asset).
●    Thesis: It’s no secret that Michael Jordan is considered to be the greatest basketball player of all time. For Jordan, the numbers simply don’t lie. After an illustrious career that included two successful three-peats, Jordan had amassed six NBA Championship wins, the Rookie of the Year award, five MVP awards, six Finals MVP awards, three All-Star MVP awards and 10 scoring titles. It is no surprise that he was inducted into the Hall of Fame in 2009. Jordan will always be an iconic sports figure, and as time passes, we believe his memorabilia (in pristine condition) will continue to hold value.
●    The Card: Accompanying the iconic 1986 Fleer Basketball card set, the 11-piece sticker set was an additional insert into card packs. According to PSA, the stickers were plagued by centering issues, making cards with high grades hard to come by. Only 119 cards were awarded a PSA GEM-MT 10 grade.
●    Recent Sales: As of March 2021, the last sale of a 1987 Fleer Stickers #8 Michael Jordan Rookie card in a PSA GEM-MT 10 was $192,000 in late February 2021; the 12-month high was $229,200 in mid-February 2021, and the low was $13,500 in March 2020.
Specifications
Card	Fleer Stickers #8 Michael Jordan Rookie
Production Year	1987
PSA Grade	GEM-MT 10
Purchased From	Goldin Auctions
Purchased For	$217,356
Year Purchased	2021

The Athlete
Michael Jordan is widely considered to be the greatest basketball player of all-time, a title earned through 15 illustrious seasons in the NBA. Beyond basketball, he is undoubtedly one of the greatest athletes to ever live. The six-time NBA Champion and five-time NBA MVP has become a symbol of hard work, determination and success. Jordan’s legacy, compounded by the scarcity and demand for his rarest rookie cards, makes us excited about the potential trajectory of this card.
Market Assessment

With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 092 Asset is a GEM-MT 10 Professional Sports Authenticator (PSA) graded trading card. GEM-MT 10 is the highest available grade in the PSA grading system. There are 119 GEM-MT 10 PSA-graded 1987 Fleer Stickers #8 Michael Jordan Rookie cards in circulation. The card is in virtually perfect condition according to PSA and preserved in a plastic PSA holder with tamper-evident seal.
Ownership and Pricing History
The Series Gallery Drop 092 Asset was purchased from Goldin Auctions. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 092 Asset is unknown.
The Series Gallery Drop 099 Asset
Summary Overview
Series Gallery Drop 099 has purchased a 9.4 A+ Wata-graded Mike Tyson’s Punch-Out!! game (which we refer to as the Series Gallery Drop 099 Asset).
●    Thesis: At the time of its release, Mike Tyson’s Punch-Out!! was a media sensation. Punch-Out!! was available for three years, from 1987-1990, and sold approximately two million copies, making it the 11th-most popular NES game in the console’s U.S. history. The culture significance of Mike Tyson and the strong momentum and macro tailwinds for the video game collecting category make us excited about the potential of this game.
●    The Game: The Series Gallery Drop 099 Asset game is a high-grade copy at a Wata 9.4 with an A+ seal. This copy is the “non-rev, round SOQ” variation, meaning it is one of the earliest productions of the game, adding to overall collectability.
●    Recent Sales: As of March 2021, there have been no public sales of a 9.4 A+ Wata-graded Mike Tyson’s Punch-Out!!, other than our acquisition; a 9.2 B Wata-graded “rev-A, round SOQ” (mid-production) copy sold for $50,000 in July 2020, and a 9.2 A Wata-graded “rev-A, round SOQ” (mid-production) copy sold for $33,000 in May 2020. We typically see a greater than 1.4x multiplier between 9.2 and 9.4 games.
Specifications
Title	Mike Tyson’s Punch-Out!!
Game Type	Nintendo NES
Release Year	1987
Wata Grade	9.4
Seal Grade	A+
Purchased From	Private Collector
Purchased For	$130,000
Year Purchased	2021

The Game

Mike Tyson’s Punch-Out!! is a boxing video game developed by Nintendo in 1987. Adapted from its arcade game predecessors, Punch-Out!! quickly achieved a cult following in the gaming community. It marks the first celebrity-endorsed video game by Nintendo, making it a key moment in video game history. IGN and PC Mag both rank it as one of the top-10 NES games ever released.
Market Assessment
The factory-sealed video game collecting category has gained significant interest in the past year. We believe that the category is well-positioned for growth as a result of a centralized grading authority (Wata) to vet authenticity and condition and increasing accessibility as more auction houses and resellers start selling games.
Condition Report
The Series Gallery Drop 099 Asset is a 9.4 Wata-graded game with a Grade A+ seal. The game is in excellent condition and preserved in a Wata plastic holder.
Ownership and Pricing History
We purchased the Series Gallery Drop 099 Asset from a private collector. Prior ownership and pricing history of the Series Gallery Drop 099 Asset is unknown.
Ownership and Pricing History
We purchased the Series Gallery Drop 100 Asset from private collectors and Heritage Auctions. Prior ownership and pricing history of the Series Gallery Drop 100 Asset is unknown.
The Series Gallery Drop 101 Asset
Summary Overview
Series Gallery Drop 101 has purchased an 8.5 Wata-graded Nintendo World Championship game (which we refer to as the Series Gallery Drop 101 Asset).
●    Thesis: Nintendo World Championship is universally understood as one of the rarest and most sought-after Nintendo NES collectibles given its history and scarcity. The cultural significance of the World Championship Games and the recognizability of the three games on the cartridge: Tetris, Super Mario Bros and Rad Racer, compounded by strong macro tailwinds in the video game collecting category, make us excited about the potential of this game.
●    The Game: The Series Gallery Drop 101 Asset game is one of the highest-graded copies. As of March 2021, there are only two known 9.0 Wata-graded copies, and the Series Gallery Drop 101 Asset copy is the third-highest-grade copy known. The Series Gallery Drop 101 Asset copy is all the rarer given that the game was released 30 years ago without a box and traveled around the world.
●    Recent Sales: As of March 2021, there have been no public sales of an 8.5 Wata-graded Nintendo World Championship, and given the scarcity, there are no direct comparables; a scarcer “gold” copy of Nintendo World Championship sold in 2014 on eBay for $100,088, but the market has also grown substantially since 2014.
Specifications
Title	Nintendo World Championship
Game Type	Nintendo NES
Release Year	1990

Wata Grade	8.5
Seal Grade	N/A (cartridge)
Purchased From	Michael Karnjanaprakorn
Purchased For	$200,750
Year Purchased	2021

The Game
Coinciding with Nintendo’s 100th anniversary in 1990, the company started its first-annual nationwide video game competition series: the Nintendo World Championships. Throughout the games, contestants played a special Nintendo World Championship cartridge for NES which contained three minigames: Tetris, Super Mario Bros and Rad Racer.
Twenty-six gold game cartridges were distributed to Nintendo sweepstakes winners. At the time, parents of contestants became irate that their children did not get copies. Officials then decided to give the 90 finalists grey cartridges, but some cartridges were also given to Nintendo employees. Collectors speculate that there were between 350 and 400 copies produced, but there are fewer that remain in existence and in good condition. Therefore, the Nintendo World Championship cartridge is considered to be the most valuable NES cartridge ever released.
Market Assessment
The factory-sealed video game collecting category has gained significant interest in the past year. We believe that the category is well-positioned for growth as a result of a centralized grading authority (Wata) to vet authenticity and condition and increasing accessibility as more auction houses and resellers start selling games.
Condition Report
The Series Gallery Drop 101 Asset is an 8.5 Wata-graded game. The game is in excellent condition and preserved in a Wata plastic holder.
Ownership and Pricing History
The Series Gallery Drop 101 Asset was purchased from Michael Karnjanaprakorn, the CEO and a director of our manager. Mr. Karnjanaprakorn purchased the Series Gallery Drop 101 Asset from a private collector for $200,750 (including a commission of $19,250 on the acquisition price), the same price paid by Series Gallery Drop 101. Prior ownership and pricing history of the Series Gallery Drop 101 Asset is unknown.
The Series Gallery Drop 103 Asset
Summary Overview
Series Gallery Drop 103 has purchased a BGS 9.5-graded 2003 NetPro Glossy #G2 Serena Williams Rookie trading card (which we refer to as the Series Gallery Drop 103 Asset).
●    Thesis: To call Serena Williams the best tennis player of all time does not do her legacy justice. Williams is one of the greatest athletes to ever live, across sports. With 23 Grand Slam singles titles, 14 Grand Slam doubles titles, two Grand Slam mixed titles and four Olympic Gold Medals, there are few athletes more decorated in the history of sports. As we look at the legacy Williams has left, we believe her memorabilia has been historically undervalued, and we are excited about the potential trajectory of this card.

●    The Card: The 2003 NetPro card sets consistently rank as the top rookie cards for Serena Williams. This particular Glossy Elite variation was limited to 100 cards produced, only one of which have earned a BGS 9.5 grade.
●    Recent Sales: Due to the scarcity of the 2003 NetPro Glossy #G2 Serena Williams Rookie card, there have been no public sales in a BGS 9.5 grade. As of March 2021, the most recent PSA GEM-MT 10 sale was $11,495 in January 2021.
Specifications
Card	NetPro Glossy #G2 Serena Williams Rookie
Production Year	2003
BGS Grade	9.5
Purchased From	Private Collector
Purchased For	$17,500
Year Purchased	2021

The Athlete
Serena Williams is widely regarded to be the best tennis player of all time, known for her strength and agility on the court. She currently holds 23 Grand Slam singles titles, 14 Grand Slam doubles titles, two Grand Slam mixed titles and four Olympic Gold Medals. Based on Williams’ impact as a player, compounded by the scarcity and demand for her rarest rookie cards, we are excited about the potential trajectory of this card.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 103 Asset is a Beckett Grading Services (BGS) 9.5-graded trading card. There is one BGS 9.5-graded 2003 NetPro Glossy #G2 Serena Williams Rookie trading card in circulation. The card is preserved in a plastic BGS holder and features sub-grades: 9.5 for “Centering,” 9.5 for “Corners,” 10 for “Edges” and 9 for “Surface.”
Ownership and Pricing History
The Series Gallery Drop 103 Asset was purchased from a private collector. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 103 Asset is unknown.
The Series Gallery Drop 105 Asset
Summary Overview
Series Gallery Drop 105 has purchased a PSA GEM-MT 10-graded 2014 Panini Prizm World Cup Green Crystal Prizm #12 Lionel Messi trading card (which we refer to as the Series Gallery Drop 105 Asset).

●    Thesis: Lionel Messi is currently considered to be the best soccer player in the world, and among the best players of all time. Beginning his career in 2004, Messi has stayed true to his team, amassing 30 trophies with FC Barcelona. He is the only player in history to receive six Ballon d’OR awards, widely considered to be the most prestigious recognition in all of soccer.
●    The Card: The 2014 Panini Prizm World Cup set was the first set of soccer cards ever produced by the Prizm line. It is often credited with bringing soccer cards to the mainstream hobby. The Green Crystal Prizm #12 Lionel Messi parallel is numbered to 25, only two of which have received a PSA GEM-MT 10 grade.
●    Recent Sales: As of March 2021, there have been no public sales of a 2014 Panini Prizm World Cup Green Crystal Prizm #12 Lionel Messi card; a less-scarce 2014 Panini Prizm World Cup Silver Prizm #12 Lionel Messi card sold for $17,220 in March 2021. There is typically a 6x multiplier between Silver Prizm and Green Crystal Prizm parallels.
Specifications
Card	Panini Prizm World Cup Green Crystal Prizm #12 Lionel Messi
Production Year	2014
PSA Grade	GEM-MT 10
Purchased From	Goldin Auctions
Purchased For	$61,780
Year Purchased	2021

The Athlete
Certain to go down as one of the greats, Lionel Messi is currently ranked as the #1 soccer player in the world, considered by many to be the greatest of all time. Playing his entire 16-year career with FC Barcelona, Messi is the only player to receive a record six Ballon d’OR awards, a record six European Golden Shoes, 10 La Liga titles, four Champions League titles and six Copas del Rey. Based on Messi’s global popularity stemming from his dominance as a player, compounded by the scarcity and demand for his rarest rookie cards, we are excited about the potential market trajectory of this card.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 105 Asset is a GEM-MT 10 Professional Sports Authenticator (PSA) graded trading card. GEM-MT 10 is the highest available grade in the PSA grading system. There are two GEM-MT 10 PSA-graded 2014 Panini Prizm World Cup Green Crystal Prizm #12 Lionel Messi cards in circulation. The card is in virtually perfect condition according to PSA and preserved in a plastic PSA holder with tamper-evident seal.
Ownership and Pricing History
The Series Gallery Drop 105 Asset was purchased from Goldin Auctions. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 105 Asset is unknown.

The Series Gallery Drop 106 Asset
Summary Overview
Series Gallery Drop 106 has purchased a BGS 9.5-graded 1993 SP Foil #279 Derek Jeter Rookie trading card (which we refer to as the Series Gallery Drop 106 Asset).
●    Thesis: Derek Jeter’s road to becoming the face of the modern New York Yankees franchise began when he was drafted directly out of high school. Throughout his career, Jeter performed at the highest level, earning Rookie of the Year and winning his first World Series title in 1996. He would go on to become one of the most decorated players in modern history, winning five World Series titles, multiple MVP awards, five Silver Slugger and five Gold Glove awards. As we look at the legacy Derek Jeter has left, we believe in the value of his memorabilia and are excited about the potential trajectory of the 1993 SP Foil #279 Derek Jeter Rookie card.
●    The Card: The 1996 SP Foil card consistently ranks as Derek Jeter’s most valuable rookie card, by a wide margin. Only 271 cards have earned a BGS 9.5 grade.
●    Recent Sales: As of April 2021, the most recent sale of a BGS 9.5-graded 1993 SP Foil #279 Derek Jeter Rookie card was for $32,600 in March 2021; the 12-month high was $40,000 in February 2021, and the 12-month low was $6,700 in October 2020.
Specifications
Card	SP Foil #279 Derek Jeter Rookie
Production Year	1993
BGS Grade	9.5
Purchased From	eBay
Purchased For	$26,650
Year Purchased	2021

The Athlete
Derek Jeter is widely regarded as one of the most spectacular baseball players in modern history. Jeter spent his entire 20-year career playing for the New York Yankees. His accolades include a Rookie of the Year award, American League MVP, World Series MVP, five World Series titles, 14 All Star invites, five Gold Glove awards and five Silver Slugger awards. Following his retirement, Jeter was elected to the Hall of Fame in his first year of eligibility with the second highest votes in MLB history. Based on Jeter’s impact as a player, compounded by the scarcity and demand for his rarest rookie cards, we are excited about the potential trajectory of this card.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 106 Asset is a Beckett Grading Services (BGS) 9.5-graded trading card. There are 271 BGS 9.5-graded 1993 SP Foil #279 Derek Jeter Rookie trading cards in circulation. The card is preserved in a plastic BGS holder and features sub-grades: 9.5 for “Centering,” 9 for “Corners,” 9.5 for “Edges” and 9.5 for “Surface.”

Ownership and Pricing History
The Series Gallery Drop 106 Asset was purchased from eBay. The prior specific ownership and pricing history of the card constituting the Series Gallery Drop 106 Asset is unknown.
The Series Gallery Drop 109 Asset
Summary Overview
Series Gallery Drop 109 has purchased a BGS 9.5-graded 2001 SP Authentic Stars #45 Tiger Woods Rookie trading card (which we refer to as the Series Gallery Drop 109 Asset).
●    The Card: The SP Authentic Stars #45 card is considered Tiger Woods’ premier trading card. The card was numbered to 900 produced, each including Woods’ signature. Only 248 (of the 900 cards produced) have earned a BGS 9.5 grade.
●    Recent Sales: As of May 2021, a BGS 9.5-graded 2001 SP Authentic Stars #45 Tiger Woods Rookie card sold most recently for $45,000 (April 2021), $40,500 (April 2021) and $36,000 (March 2021).
●    Cultural Significance: Tiger Woods is widely regarded as the greatest golfer to ever live, and is one of the most well-known athletes in the world. Since 1996, Woods has smashed records, including 82 PGA Tour wins, 11 PGA Player of the Year awards and 18 additional World Golf Championship wins. He is the youngest player to ever achieve a career Grand Slam, a title reserved for the select few who win all major golf championships in the same calendar year. Woods is set to be inducted into the Hall of Fame in 2021.
Specifications
Card	SP Authentic Stars #45 Tiger Woods Rookie
Production Year	2001
BGS Grade	9.5
Purchased From	Michael Karnjanaprakorn
Purchased For	$30,746
Year Purchased	2021

The Athlete
Tiger Woods is not just the greatest golfer to ever live, but also one of the greatest athletes to play any professional sport. Based on his career, we believe his trading cards are undervalued when compared to other top-tier athletes.
Market Assessment
With the advent of nostalgia collecting, sports trading cards hold a special place in the position of many people’s hearts. However, with the development of the serial number system and card grading, what was once a hobby has become a valuable industry. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide.
Condition Report
The Series Gallery Drop 109 Asset is a Beckett Grading Services (BGS) 9.5-graded trading card. There are 248 BGS 9.5-graded 2001 SP Authentic Stars #45 Tiger Woods Rookie trading cards in circulation. The card is preserved in a plastic BGS holder and features sub-grades: 9 for “Centering,” 9.5 for “Corners,” 9.5 for “Edges” and 9.5 for “Surface.” The autograph grade is noted as a BGS 10.

Ownership and Pricing History
The Series Gallery Drop 109 Asset was purchased from Michael Karnjanaprakorn, the CEO and a director of our manager. Mr. Karnjanaprakorn purchased the Series Gallery Drop 109 Asset from eBay for $30,746, the same price paid by Series Gallery Drop 109. The prior specific ownership and pricing history of the Series Gallery Drop 109 Asset is unknown.
The Series Gallery Drop 110 Asset
Summary Overview
Series Gallery Drop 110 has purchased an AFA 85-graded 1984 Transformers G1 Optimus Prime “Pepsi Edition” toy (which we refer to as the Series Gallery Drop 110 Asset).
●    Asset: The 1984 G1 Optimus Prime is one of the original Transformers toys. The “Pepsi Edition” sticker variation was an exclusive collaboration release. Instead of being available in stores, fans could purchase select bottles/cans of Pepsi — winning cans and bottles could be redeemed for the G1 toy. The Series Gallery Drop 110 Asset toy is graded as an AFA 85.
●    Scarcity: Due to the variables involved in the toy grading process, finding highly graded toys is particularly difficult. Only 54 copies have been graded by AFA, 21 of which have been graded as an AFA 85.
●    Cultural Significance: Optimus Prime is the protagonist and most well-known character in the Transformers storyline. As the leader of the Autobots, Prime has been a central focus of the Marvel comic series, the animated TV series and, most recently, a key character in the $5 billion Transformers movie franchise.
●    Recent Comparable Sales: As of June 2021, the most recent sales of an AFA 85-graded 1984 Transformers G1 Optimus Prime “Pepsi Edition” toy were for $9,500 in March 2021 and $8,200 in October 2020; and an AFA 90graded copy sold for $11,400 in July 2020.
Specifications
Toy	Transformers G1 Optimus Prime “Pepsi Edition”
Production Year	1984
AFA Grade	85
Purchased From	eBay
Purchased For	$10,080
Year Purchased	2021

The Toy
A name like Optimus Prime needs no introduction — leader of the Autobots and the main hero of the Transformers franchise.
Market Assessment
With the advent of nostalgia collecting, toys hold a special place in the position of many people’s hearts. Through a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide. The Transformers franchise has had a global appeal for years, which creates a large and global market for buying and selling the toys.
Condition Report

The Series Gallery Drop 110 Asset is an Action Figure Authority (AFA) 85-graded toy. There are 54 AFA 85-graded 1984 Transformers G1 Optimus Prime “Pepsi Edition” toys in circulation.
Ownership and Pricing History
The Series Gallery Drop 110 Asset was purchased from eBay. Prior ownership and pricing history of the Series Gallery Drop 110 Asset is unknown.
The Series Gallery Drop 111 Asset
Summary Overview
Series Gallery Drop 111 has purchased a BGS 9.5-graded 2002 Yu-Gi-Oh Blue-Eyes White Dragon LOB-001 First Edition trading card (which we refer to as the Series Gallery Drop 111 Asset).
●      Asset: The Blue-Eyes White Dragon LOB-001 trading card is the flagship card from the first set released under the Yu-Gi-Oh trading card game — a first edition grail. Unlike the SDK Blue-Eyes White Dragon, these cards were randomly inserted into individual packs, making them particularly hard to find.
●      Scarcity: Only 43 Blue-Eyes White Dragon LOB-001 First Edition trading cards have been graded as a BGS 9.5.
●      Cultural Significance: The Yu-Gi-Oh trading card game is one of the most popular of all time, akin to the Pokémon franchise. The game was initially released for Japanese markets in 1999 by Konami and eventually made its way to the North American market by 2002. As of January 2021, the Yu-Gi-Oh game has sold more than 35 billion cards, grossing nearly $10 billion in card sales alone.
●      Recent Comparable Sales: Due to the scarcity of these cards, direct comparable sales are scarce. As of June 2021, the most recent sale for a BGS 9.5-graded  2002 Yu-Gi-Oh Blue-Eyes White Dragon LOB-001 First Edition trading card was $20,000 in March 2021; a PSA 9-graded card sold for $17,100 in February 2021, and a PSA 10-graded card sold for $85,100 in October 2020 at auction.
Specifications
Card	Yu-Gi-Oh Blue-Eyes White Dragon LOB-001 First Edition
Production Year	2002
BGS Grade	9.5
Purchased From	eBay
Purchased For	$18,000
Year Purchased	2021

The Card
Blue-Eyes White Dragon is to Yu-Gi-Oh what Charizard is to Pokemon. This is the flagship card from the inaugural set released under the Yu-Gi-Oh trading card game.
Market Assessment
With the advent of nostalgia collecting, trading cards hold a special place in the position of many people’s hearts. Through built-in scarcity and a throwback to childhood collecting, the market has grown thanks to the liquidity that online marketplaces provide. The Yu-Gi-Oh franchise has had a global appeal for over 20 years, which creates a large and global market for buying and selling the cards.

Condition Report
The Series Gallery Drop 111 Asset is a Beckett Grading Services (BGS) 9.5-graded trading card. There are 43 BGS 9.5-graded 2002 Yu-Gi-Oh Blue-Eyes White Dragon LOB-001 First Edition trading cards in circulation.
Ownership and Pricing History
The Series Gallery Drop 111 Asset was purchased from eBay. Prior ownership and pricing history of the Series Gallery Drop 111 Asset is unknown.
The Series Gallery Drop 112 Asset
Summary Overview
Series Gallery Drop 112 has purchased a 9.6 A++ Wata-graded Pokémon Red game (which we refer to as the Series Gallery Drop 112 Asset).
●    Asset: The Series Gallery Drop 112 Asset is the “Rattata screenshot” variant of Pokémon Red, with a pixelated ESRB, meaning it is a very early production of Pokémon Red. It is encased in a standard production box by Nintendo, with a high quality production y-fold style box making it all the more coveted by collectors.
●    Cultural Significance: Pokémon defined the childhood of the Millennial Generation. It is the highest-grossing media franchise of all time with a total of $100 billion in revenue. The original video game series is the second best-selling video game franchise (behind Mario) with more than 368 million copies sold and over one billion mobile downloads. With new-age iterations of the game, Pokémon continues to attract new fans thereby cementing its iconic status in culture.
●    Recent Comparable Sales: As of June 2021, the most recent comparable sales of the “Rattata screenshot” variant Pokémon Red game are a 9.8 A++ Wata-graded copy sold for $85,000 and a 9.4 A+ Wata-graded copy sold for $40,000, both at an auction in November 2020; and a “Sandshrew” variant 9.4 A++ Wata-graded copy sold for $72,000 in April 2021.
Specifications
Title	Pokémon Red
Game Type	Gameboy
Release Year	1996
Wata Grade	9.6
Seal Grade	A++
Purchased From	Private Collector
Purchased For	$72,000
Year Purchased	2021

The Game
Pokémon Red is the most iconic and sought-after of all Pokémon video games as the crown jewel of the first-generation Red, Blue and Yellow trifecta. Beloved by the millennial generation and desired by collectors, this game launched the multi-billion dollar Pokémon franchise.
Market Assessment

The factory-sealed video game collecting category has gained significant interest in the past year. We believe that the category is well-positioned for growth as a result of a centralized grading authority (Wata) to vet authenticity and condition and increasing accessibility as more auction houses and resellers start selling games.
Condition Report
The Series Gallery Drop 112 Asset is a 9.6 Wata-graded game with a Grade A++ seal. The game is in excellent condition and preserved in a Wata plastic holder.
Ownership and Pricing History
We purchased the Series Gallery Drop 112 Asset from a private collector. Prior ownership and pricing history of the Series Gallery Drop 112 Asset is unknown.
The Series Gallery Drop 113 Asset
Summary Overview
Series Gallery Drop 113 has purchased a 9.2 A++ Wata-graded Mario Kart 64 game (which we refer to as the Series Gallery Drop 113 Asset).
●    Asset: Mario Kart 64 was released in 1996 for the Nintendo 64 console and is the second iteration of Mario Kart after Super Mario Kart (1992). This game was the first of the franchise to have 3D graphics, four-way player racing and a number of other new elements, including the first appearance of the infamous blue shell. The Series Gallery Drop 113 Asset is one of the highest graded known copies.
●    Cultural Significance: It could be said that Mario Kart is the game of a generation as few games have been as defining and wide reaching in their popularity. This multiplayer game’s extreme playability meant it was the entry point to gaming for a large audience. Mario Kart 64 was also the second most popular game ever released for N64, which itself sold approximately 33 million units.
●    Recent Comparable Sales: While there have been few comparable sales due to the game’s rarity, as of July 2021, the most recent comparable sale is an 8.5 A+ Wata-graded copy sold for $35,000 in April 2021, and there have been no recent public sales of a 9.0 or higher Wata-graded copies of the rarer non-“Player’s Choice” variants.
Specifications
Title	Mario Kart 64
Game Type	Nintendo 64
Release Year	1996
Wata Grade	9.2
Seal Grade	A++
Purchased From	Private Collector
Purchased For	$55,000
Year Purchased	2021

The Game

Mario Kart is one of the most popular racing games of all time with more than 150 million total games sold. It’s difficult to find sealed versions of the game in high grades due to its massive appeal and playability, resulting in its status as one of the most sought-after by collectors due to its scarcity.
Market Assessment
The factory-sealed video game collecting category has gained significant interest in the past year. We believe that the category is well-positioned for growth as a result of a centralized grading authority (Wata) to vet authenticity and condition and increasing accessibility as more auction houses and resellers start selling games.
Condition Report
The Series Gallery Drop 113 Asset is a 9.2 Wata-graded game with a Grade A++ seal. The game is in excellent condition and preserved in a Wata plastic holder.
Ownership and Pricing History
We purchased the Series Gallery Drop 113 Asset from a private collector. Prior ownership and pricing history of the Series Gallery Drop 113 Asset is unknown.
The Series Gallery Drop 114 Asset
Summary Overview
Series Gallery Drop 114 has purchased a collection of Nike Air Yeezy 1 sneakers (which we refer to as the Series Gallery Drop 114 Asset).
●    The Sneakers: The Series Gallery Drop 114 Asset collection features the three original Nike Air Yeezy 1 sneakers released in 2009. The shoes were brought to life by Kanye West and legendary Nike designer, Mark Smith. The colorways in the collection include “Zen Grey,” “Blink” and “Net Tan”. Each pair is in brand new, deadstock condition, complete with the original box and accessories.
●    Scarcity: While exact production numbers are unknown, each Nike Air Yeezy 1 was a limited-edition release. In the years since 2009, many pairs have been worn or stored improperly, increasing the scarcity of brand new, deadstock pairs.
●    Cultural Significance: The Nike Air Yeezy 1 marked the first time a non-athlete was given a signature sneaker with Nike, a seismic shift in the sneaker landscape. It was a full-circle moment for West, who had been sketching sneakers on a notepad since the fourth grade. Just like his beats, Kanye remixed elements from the past to create something uniquely new and exciting.
●    Recent Comparable Sales: According to StockX data as of July 2021, the most recent sales of each sneaker in this collection total approximately $11,200; and typically, the complete collection is offered for more than $20,000 on online marketplaces such as GOAT and Grailed.
Specifications
Brand	Nike
Asset	Air Yeezy 1
Colorway	“Zen Grey”	“Blink”	“Net Tan”
Size	9.5	12	12
Condition	Deadstock

Release Date	2009
Designers	Kanye West & Mark Smith
Purchased From	StockX	StockX	Private Collector
Purchased For	$4,233	$4,524	$4,050
Year Purchased	2021

The Brand
Nike, Inc. is an American multinational corporation founded in 1964 by Bill Bowerman and Phil Knight that is engaged in the design, development, manufacturing and worldwide marketing and sales of footwear, apparel, equipment, accessories and services. The company is headquartered in Beaverton, Oregon and is considered the world’s largest supplier of athletic shoes and apparel as well as a major manufacturer of sports equipment.
Beginning in the 1980s, various items of Nike clothing became staples of mainstream American youth fashion and culture, especially tracksuits, shell suits, baseball caps, Air Jordans, Air Force 1’s and Air Max running shoes. Today, the brand has become a staple in the streetwear and hypebeast communities featuring collaborations with Off-White, Supreme, Kaws and Travis Scott, among others. The company competes with adidas, ASICS, Li Ning, lululemon athletica, Puma, V.F. Corporation and Under Armour.
The Sneakers
In 2009, Kanye West shocked the world when he debuted his Nike Air Yeezy 1, the first shoe released under his contract with Nike. It was through his work with Nike that West quickly became one of the most well-known names in sneakers alongside greats like Michael Jordan. Each pair of the Series Gallery Drop 114 sneakers is in brand new, deadstock condition, and comes with the original box and accessories. Finding a completed collection of all three shoes adds to the collection’s scarcity.
Market Assessment
Sneaker resale is now estimated to be a $2 billion market, according to Cowen & Co estimates. It is estimated to triple over the next several years, reaching more than $6 billion by 2025.
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. As limited edition releases, none of the shoes comprising the Series Gallery Drop 114 Asset have seen retro iterations since their initial releases.
Supply for all sneakers constituting the Series Gallery Drop 114 Asset is scarce, and scarcer in deadstock condition.
Condition Report
The sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership and Pricing History
We purchased the Series Gallery Drop 114 Asset sneakers from StockX and directly from a private collector. Prior ownership and pricing history of the sneakers constituting the Series Gallery Drop 114 asset is unknown.
The Series Gallery Drop 115 Asset
Summary Overview

Series Gallery Drop 115 has purchased a 9.8 CGC-graded Special Marvel Edition #15 comic (which we refer to as the Series Gallery Drop 115 Asset).
●    The Comic: Comics that include key first appearances are usually the most sought-after and most valuable. Special Marvel Edition #15 includes the key first appearance of Shang-Chi, Master of Kung-Fu.
●    Scarcity: The Series Gallery Drop 115 Asset copy of Special Marvel Edition #15 has been given a 9.8 CGC grade of Mint/Near Mint condition, one of only 99 copies in the world with this status, and is one of the 10 most actively-traded Bronze Age comics.
●    Cultural Significance: Special Marvel Edition #15 was originally published in 1973 by Marvel. The comic represents Marvel’s response to the boom in Kung-Fu movies throughout the 1970s. The comic’s protagonist, Shang-Chi, is set to enter the Marvel Comic Universe in the 2021 release of Shang-Chi and the Legend of the Ten Rings, a promising catalyst for the book. It is the first time the Marvel Comic Universe will feature a protagonist of Asian descent.
●    Recent Comparable Sales: As of July 2021, the most recent comparable sales of a 9.8 CGC-graded Special Marvel Edition #15 comic are for $15,700 in June 2021 (the Series Gallery Drop 115 Asset), $13,600 in June 2021 and $16,900 in May 2021.
Specifications
Title	Special Marvel Edition #15
Publisher	Marvel
Creation Date	1973
Age	Bronze
CGC Grade	9.8
Page Color	White
Purchased From	eBay
Purchased For	$15,700
Year Purchased	2021

The Comic
Special Marvel Edition #15 features the key first appearance of Shang-Chi, Master of Kung Fu. Shang-Chi is set to be introduced into the Marvel Comic Universe in the 2021 feature film, Shang-Chi and the Legend of the Ten Rings, a promising catalyst for the book.
Market Assessment
We expect the market for vintage collectible comic books to grow, buoyed by increasing accessibility and transparency as well as by the popularization of superhero movies by the likes of Disney and 21st Century Fox. We believe that the Series Gallery Drop 115 Asset is positioned to benefit from this trend. As the collectibles comic book market grows, we believe that the potential for the Series Gallery Drop 115 Asset’s value to grow as well.
Condition Report
The Series Gallery Drop 115 Asset is a 9.8 Certified Guaranty Company (CGC) graded comic book, in Mint/Near Mint condition. There are 99 9.8 CGC-graded Special Marvel Edition #15 comics in circulation. The book is in excellent condition and preserved in a CGC plastic holder with tamper-evident seal.

Ownership and Pricing History
We purchased the Series Gallery Drop 115 Asset from eBay. Prior ownership and pricing history of the Series Gallery Drop 115 Asset is unknown.

DESCRIPTION OF BUSINESS
Overview
We believe that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high and quality access has been limited to a tiny fraction of our global economy. We believe that those who do have access to top quality alternative investments are faced with a lack of transparency, operational overhead, and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.
The Otis Platform is our proposed solution to this problem.  We plan to create a marketplace for investment-grade art and collectibles and to expand our asset classes into other alternative asset classes such as real estate, wine, precious metals, and culture (movies, music royalties, etc.), through one or more affiliated issuers. Our goal is to unlock every type of alternative asset and give investors true uncorrelated, diversification.
We plan to target the acquisition of underlying assets ranging in price anywhere from $25,000 to $50,000,000. Some assets may also be below this range. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency.
Market Opportunity
We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies, and returns in traditional asset classes such as stocks and investment-grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.
Art
According to The Art Market Report 2019 by Art Basel and UBS, the size of the global art market in 2019 was roughly $64.1 billion, down 5% year-on-year.  Additionally, the 2020 Knight Frank Wealth Report noted that art as a category appreciated 59% in the last 12 months, and 141% in the last 10 years. Despite its size, the art market is complex and often misunderstood due to its opaque nature. Unlike traditional asset classes such as equities or fixed income, there is a lack of transparency due to limited publicly available data. The market is made and largely executed through private transactions, making it difficult for outsiders to gain insight. We believe there is an opportunity to use our platform to make the market more liquid and transparent for investors of all means and backgrounds. We expect the art market to grow and present unique opportunities moving forward as a result of demand stemming from investors looking for an uncorrelated alternative asset class, an increase in global wealth and the shifting tastes of millennial art collectors.
Additionally, we believe that there is an opportunity to capture the shifting tastes of millennial art collectors. The 2018 U.S. Trust Insights on Wealth and Worth survey on wealthy households found that millennials are the fastest growing segment of art collectors, up 8% year-over-year and comprising 36% of total respondents. What makes this generation of collectors different is that they are driven by the role art collecting plays in leveraging future wealth (33% versus 16% of all collectors) and as an asset that can be sold for a quick profit (35% versus 13%). The study also showed the biggest uptick in online art buying among millennials, up 9% to 78%. This is compared to men (42%) and women (36%) who purchased art online in 2018. We believe we are well positioned to benefit from these shifts in millennial collecting.
According to The Contemporary Art Market Report 2019 by Artprice, global auction turnover reached $1.89 billion (doubling in the last 10 years), the volume of transactions grew by 6.8% with 71,400 lots sold, the global unsold rate remained stable at 39% and the price index of contemporary art increased by 22%.
Sneakers

According to a recent research report by Cowen Equity Research, the U.S. sneaker market is currently valued at $21.2 billion, and the overall global sneaker market is nearing $100 billion.  Sneaker resale is now estimated to be a $2 billion market, according to Cowen & Co estimates. It is projected to triple over the next several years, reaching more than $6 billion by 2025.
A few causes can be attributed to the global popularization of the sneaker resale market. Most notably, brands generate artificial scarcity by keeping supply far below demand through limited edition drops. This hype has been boosted by celebrity-driven endorsement culture and more collaborations with celebrities, artists, high fashion designers and tastemakers to produce limited edition sneakers to the public. A select few examples of collaborations between shoe companies and tastemakers include Jordan 4 Retro KAWS Black, “The Ten” by Virgil Abloh’s Off-White, Travis Scott x Air Jordan 4 Cactus Jack, adidas x Pharrell Williams blue Human Body NMD and countless others. While some of these shoes may retail in the $100-$200 range, they just as easily appear on the secondary market at a 100x multiple. As an example, the Nike Dunk SB Low Staple “NYC Pigeon” originally retailed in Nike stores for $200 and was last sold on StockX for $13,500 on July 9, 2019. This growth in the sneaker market may also be attributed to the rise of streetwear as well as the rise of the “Hypebeast” community in mainstream culture. Strengthened by increased artistic collaborations as well as promotions by influencers and celebrities, the rise of streetwear is further propelled by social media and pop culture. This greater exposure to streetwear and the Hypebeast community through these digital channels has led to increased adoption into the mainstream, especially by an increasingly digitally native consumer. With the rise of streetwear and Hypebeast culture, the “sneakerhead” community has grown immensely, growing the #sneakerhead hashtag to over 17 million posts on Instagram.
Streetwear and Supreme
Streetwear is a growing market. In a 2018 report, Bain & Company again highlighted streetwear as a growth driver for the luxury sector. And, according to the inaugural Streetwear Impact Report - 001 published by Hypebeast and PwC, over 78% of 3,200 respondents voted for Supreme as the brand that represents streetwear the most. Supreme was followed by Nike, Off-White, Adidas, BAPE and Stussy.  According to the 2019 True Luxury Global Consumer Insights report published by BCG and Altagamma, the top two key trends in the luxury global consumer market were collaborations and buying second-hand. The value of collaborations reached 90% awareness amongst buyers, driven by Millennials and Gen Z-ers, and the top purchased collaboration overall was Supreme x Louis Vuitton.
The Supreme brand caters to youth “Hypebeast” culture, specifically the skate, hip hop and rock cultures. Since its inception, Supreme has morphed from a brick-and-mortar hangout for downtown skate kids to a cult global brand whose eclectic output rivals that of some of the world's most elite fashion brands. The company functions by making limited amounts of product and “drops” them at designated times of the year, generating buzz, hype and exclusivity around the brand. They are perhaps best known for their wide reaching and prolific original collaborations with iconic fashion brands such as Nike SB, Vans, Air Jordan and others. Beyond their retail collaborations, the brand collaborates with a diverse and expansive range of edgy musicians and artists.
Comics
The comic book industry flourished within the pop culture arena of the 1930s due to the popularity of superhero characters such as Superman, Batman and Captain Marvel. Since the 1960s, two publishers have primarily dominated the American comic book industry: Marvel Comics, the publisher of comics featuring Spider-Man, X-Men and Fantastic Four; and DC Comics, which publishes comics featuring Superman, Batman and Wonder Woman. According to a joint report by Comichron and ICv2, the comic book market reached a height of $1.1 billion in 2018, up $80 million from the previous year. Comics are a unique collectibles category because of the large amounts of data available on pricing, quantity and condition of certain vintage comic books. The industry is heavily tracked by databases, including Comics Price Guide, GoCollect and GPAnalysis, all of which provide information on fair market value, scarcity and quality. The increased popularity of online auctioning services like eBay and Heritage Auctions for buying and selling comic books has similarly greatly increased the visibility of actual comic book sale prices, leading to improved price guide accuracy, particularly for online price guides.

As such, we believe the collectible vintage comic book market will grow from its accessibility and transparency. Comic book collectors collect for several possible reasons, including appreciation, nostalgia, financial profit and completion of the collection. Macro trends exist today that may fuel the popularity of comic books. One trend is the steady remakes of Marvel comics, including Black Panther, The Avengers, Captain Marvel and others, into blockbuster movies. Further, The Walt Disney Company’s acquisition of Twenty First Century Fox brings in unique opportunities for Fox characters like X-Men, Deadpool and Fantastic Four to now be absorbed into the Marvel universe, which would further fuel the popularization of traditional comic book characters.
We believe that the opportunity for vintage comic books remains strong and the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies, and returns in traditional asset classes such as stocks and investment-grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.
Our Business
An investment in a series represents an investment in that particular series and thus indirectly in the underlying asset related to such series, and does not represent an investment in our company or our manager generally.  We do not anticipate that any series will own any assets other than the assets related to that series described under “The Underlying Assets.”  However, we expect that the operations of our company, including the creation of additional series and their acquisition of additional assets, will benefit investors by enabling each series to benefit from economies of scale.
We anticipate that our core competency will be the identification, acquisition, marketing and management of investment-grade art and other collectibles for the benefit of the investors. The Otis Platform aims to provide:
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investors with access to alternative assets for investment, portfolio diversification and secondary market liquidity for their interests (although a secondary market does not currently exist and there can be no guarantee that a secondary market will ever develop or that appropriate registrations to permit such secondary trading will ever be obtained);
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asset sellers with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in offerings conducted through the Otis Platform; and
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all Otis Platform users with a premium, highly curated and engaging experience.
All Otis Platform users and others are provided with opportunities to engage with the art and collectibles in our collection through a diverse set of tangible interactions with assets on the platform and unique collective ownership experiences.
Our objectives are to become the leading marketplace for investing in art, collectibles and other alternative assets; through the Otis Platform, to provide investors with financial returns commensurate with returns in the art, collectibles and other alternative assets industries; to provide experiential and social benefits comparable to those of a world-class collector; and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for investors.
Our Manager
The operating agreement designates our manager as the managing member of our company.  Our manager will generally not be entitled to vote on matters submitted to the holders of our interests.  Our manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as manager.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.
In the event our manager resigns as managing member of our company, the holders of a majority of all interests of our company may elect a successor managing member.  Holders of interests in each series have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests in each series (excluding our manager), in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series or our company. If so convicted, our manager shall call a meeting of all of the holders of interests in every series within 30 calendar days of such non-appealable judgment at which the holders may vote to remove our manager as manager of our company and each series.  If our manager fails to call such a meeting, any interest holder will have the authority to call such a meeting.  In the event of its removal, our manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve our company (and therefore each series), the liquidation provisions of the operating agreement shall apply (as described in “Securities Being Offered—Liquidation Rights”). In the event our manager is removed as manager of our company, it shall also immediately cease to be manager of each series.
See “Directors, Executive Officers and Significant Employees” for additional information regarding our manager.
Affiliated Issuers
As previously noted, the Otis Platform may involve one or more affiliated issuers. We acknowledge that the $75 million annual limit for offerings under Rule 251(a)(2) (Tier 2) of Regulation A will be aggregated between any affiliated issuers with substantially similar business plans and have not adopted this structure to avoid such limit. We and our manager do not believe there to be a difference in the assets we are acquiring and holding versus those being acquired and held by an affiliated issuer, Otis Collection LLC (which we refer to as our affiliate), for which our manager is also the manager. The assets being acquired and held by both are as previously described, and, as previously noted, an investment in a series of our company or in a series of our affiliate represents an investment in that particular series and thus indirectly in the underlying asset related to such series and does not represent an investment in our company, our affiliate or our manager generally. See “Risk Factors.” Therefore, we believe there to be no risks or benefits of investing in the different offerings related solely to the existence of affiliated issuers and no material differences between the affiliated issuers.
Advisory Board
Our manager intends to assemble an expert network of advisors with experience in relevant industries to serve on the Advisory Board to assist our manager in identifying and acquiring the art, collectibles and other alternative assets, to assist our asset manager in managing the underlying assets and to advise our manager and certain other matters associated with our business and the various series.
The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.
Operating Expenses
Each series will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):
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any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;

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any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;
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any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;
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any withholding or transfer taxes imposed on our company or a series or any interest holders as a result of its or their earnings, investments or withdrawals;
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any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;
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any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or our asset manager in connection with the affairs of our company or a series;
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the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;
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all custodial fees, costs and expenses in connection with the holding of an underlying asset;
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any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member in connection with a series;
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the cost of the audit of the annual financial statements of our company or a series and the preparation of tax returns and circulation of reports to interest holders;
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any indemnification payments;
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the fees and expenses of counsel to our company or a series in connection with advice directly relating to its legal affairs;
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the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company or a series; and
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any similar expenses that may be determined to be Operating Expenses, as determined by our managing member in its reasonable discretion.
Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the initial closing of each offering. Our manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).
If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which our manager may impose a reasonable rate of interest, and be entitled to the Operating Expenses Reimbursement Obligation(s), and/or (c) cause additional interests to be issued in the such series in order to cover such additional amounts.
Indemnification of our Manager

The operating agreement provides that neither our manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager, nor members of the Advisory Board, nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.
Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.
Description of the Asset Management Agreement
Each series will appoint our manager to serve as asset manager to manage the underlying assets related to such series pursuant to an asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Advisory Board, our asset manager will have sole authority and complete discretion over the care, custody, maintenance and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith.  Our asset manager will be authorized on behalf of each series to, among other things:
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create the asset maintenance policies for each underlying asset in consultation with the Advisory Board and oversee compliance with such maintenance policies;
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purchase and maintain insurance coverage for each underlying asset for the benefit of the series related to such asset;
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engage third-party independent contractors for the care, custody, maintenance and management of each underlying asset;
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develop standards for the care of each underlying asset while in storage;
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develop standards for the transportation and care of each underlying asset when outside of storage;
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reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to each underlying asset paid by the asset manager;
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deliver invoices to our manager for the payment of all fees and expenses incurred by the series in connection with the maintenance of its underlying asset and ensure delivery of payments to third parties for any such services; and
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generally perform any other act necessary to carry out its obligations under the asset management agreement.
Our asset manager will be paid a Sourcing Fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such Sourcing Fee may be waived by our asset manager.
The asset management agreement will terminate on the earlier of: (i) one year after the date on which the relevant underlying assets have been liquidated and the obligations connected to the underlying assets (including contingent obligations) have been terminated, (ii) the removal of our manager as managing member of the series related to such assets, (iii) upon notice by one party to the other party of a party’s material breach of the asset management agreement or (iv) such other date as agreed between the parties to the asset management agreement.

Each series will indemnify our asset manager and its affiliates, and any of their respective directors, members, stockholders, partners, officers, employees or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the asset management agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such person’s fraud, willful misconduct or gross negligence.
Asset Selection
We will target a broad spectrum of assets to cater to a wide variety of demand. It is our objective to acquire a diverse collection of top tier contemporary art and collectibles sourced directly from living, mid-career artists as well as art collectors. We will pursue investments opportunistically whenever we can leverage our industry-specific knowledge, unique sourcing angle or our relationships to bring compelling investment opportunities to investors. We aim to acquire only the highest of caliber assets and to appropriately maintain, monitor and manage the collection for continued value appreciation and to enable respectful enjoyment and utilization by the investors and potential lessees.
Sourcing. Through our network of artists, galleries, collectors, and our Advisory Board, we will build a pipeline of compelling opportunities in the contemporary art and collectibles market, with the intent of driving returns for investors who own the applicable asset. Our sourcing angle combined with our data-driven approach to the investment process will provide us with opportunities that will help us capture demand in the market for particular assets. Our data-driven approach will help us study and identify the latest trends in the market to find artists and pieces which we believe will resonate with millennial values. We will consider factors such as rarity, significance, historical prices, originality, value, condition, and social trends when deciding whether or not to acquire an asset. We look forward to maintaining an ongoing list of investment opportunities and a database of interesting market trends across the various assets categories that we track.
Due Diligence. We will consider the growth potential, historical significance, ownership history, past valuation of the asset and comparable assets.  Our diligence process will include a review of public auction data, opinions from art advisors in our network, precedent and comparable transactions, among other metrics. The diligence process will be a part of a memo that will be put together for investment review.
Investment Review. We will establish an investment committee (panel of experts, advisors, and independent members) to review the memo and vote to either approve or reject the assets. Regardless of the decision, the committee will draft a summary of their findings for internal record.
Asset Management. Once we acquire the asset, it will be insured and then transported and warehoused in a climate-controlled, highly secure location. During our hold period, we will monitor increases in market value and keep investors apprised any portfolio updates. We expect to loan the asset to museums or other interested parties (e.g., corporate offices/buildings) for fees that will then be distributed to investors.
Our asset selection criteria were established by our manager in consultation with members of our Advisory Board and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of our manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential. Our manager, along with our Advisory Board, will endeavor to only select assets with known ownership history, certificates of authenticity, pre-purchase inspections, and other related records.  Our manager, along with our Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, and the historical valuation of the specific asset or comparable assets.  Our manager, together with the Advisory Board, will review asset selection criteria at least annually. Our manager will seek approval from the Advisory Board for any major deviations from these criteria.

Through our network and Advisory Board, we believe that we will be able to identify and acquire art and other collectibles of the highest quality with the intent of driving returns for investors in the series of interests that owns the applicable asset. Concurrently, through the Otis Platform, we aim to bring together a significantly larger number of potential buyers with asset sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate assets more efficiently than the traditional markets and with significantly lower transaction and holding costs.
Asset Acquisition
From time to time, we or our affiliates may elect to acquire a work of art or collectible opportunistically prior to the offering process. In such cases, the proceeds from the associated offering, net of any Brokerage Fee, Offering Expenses or other Acquisition Expenses, will be used to reimburse us for the acquisition of the artwork or collectible or repay any loans made to our company, plus applicable interest, to acquire such artwork or collectible.
In the future, rather than pre-purchasing assets before the closing of an offering, we plan to negotiate with asset sellers for the exclusive right to market, for a period of time a piece of art or collectible on the Otis Platform to investors. We plan to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement with an asset seller which would close simultaneously upon the closing of the offering of interests in the series associated with that piece of art or collectible. Then, upon closing a successful offering, the asset seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the series associated with the piece of art or collectible being sold (as negotiated in the asset purchase agreement for such asset) and title to the asset would be held by, or for the benefit of, the applicable series.
Asset Liquidity
We intend to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years. Liquidity for investors would be obtained by transferring their interests in a series (although a secondary market does not currently exist and there can be no guarantee that a secondary market for any series of interests will develop or that appropriate registrations to permit secondary trading will ever be obtained). However, should an offer to liquidate an entire asset materialize and be in the best interest of the investors, as determined by our asset manager, our asset manager together with the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an asset become obsolete (e.g., lack investor demand for its interests) or suffer from a catastrophic event, our asset manager may choose to sell the asset.  As a result of a sale under any circumstances, our asset manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the assets insurance contract) to the interest holders of the applicable series (after payment of any accrued liabilities or debt, including, but not limited to, balances outstanding under any Operating Expenses Reimbursement Obligation, on the asset or of the series at that time).
Liquidity Platform
Overview
Our manager launched an interface on the Otis Platform that enables investors to buy and sell their holdings via the PPEX ATS (which we refer to as the Liquidity Platform). Our company engaged North Capital Private Securities to receive orders to buy and sell from the Liquidity Platform and the Broker to execute trades through the PPEX ATS. Any trades are subject to restrictions under state and federal securities laws, as well as the transfer restrictions included in our operating agreement (see “Securities Being Offered—Transfer Restrictions” below). State securities laws in particular may result in the inability to execute a trade based on, for instance, the location of the buyer or seller, or the number of sales that a seller has undertaken in the prior 12 months.
Liquidity Platform Process

The Liquidity Platform serves as the user interface through which interest holders and prospective secondary purchasers submit orders to buy or sell interests in a series of our company. As such, the Liquidity Platform functions to deliver and display information to investors, the Broker and the PPEX ATS. All activity related to orders, and the execution of purchases or sales of interests on the Liquidity Platform, is originated by the interest holders and prospective secondary purchasers. Neither our company, our manager, the asset manager, nor any affiliated issuer make any recommendations regarding the purchase or sale of interests, have custody of any interests or consideration or receive any compensation from the operations of the Liquidity Platform. Orders are matched by the PPEX ATS and executed on the PPEX ATS by the Broker in accordance with the rules set forth by the PPEX ATS, and once executed, the appropriate information is submitted back to the Liquidity Platform and reflected for each interest holder. The transfer of funds and interests will be accomplished as set forth below. All rules for the Liquidity Platform are set in conjunction with the Broker and North Capital Private Securities within the parameters of the applicable regulatory requirements and the PPEX ATS.
For executed trades, trading participants instruct the transfer agent to transfer shares and the third-party holder of investor funds to transfer funds. The Broker does not itself settle trades.
Role of the Otis Platform
The Otis Platform merely acts as a user interface to facilitate the functionality of the PPEX ATS. All transfers of cash and securities are performed by appropriately licensed third parties, at the direction of investors, upon execution of a trade.
Neither our company, our manager nor the asset manager will receive any compensation for their respective roles in the trading procedures unless and until our manager or one of its affiliates registers as a broker-dealer and/or an ATS.
Secondary Trading by our Manager
Our manager may act as a buyer and seller of interests in any given series through the PPEX ATS. Prior to our manager participating in any secondary purchases or sales through the Liquidity Platform, our manager intends to put in place internal procedures that (1) limit the participation of the manger to the period within 30 days after the filing of any annual report or semiannual report required under Regulation A covering the respective series, and (2) prevent our manager from making any secondary purchases or sales when in possession of material, non-public information.
Employees
Our manager has 20 full-time employees and utilizes independent contractors and advisors to supplement its employee base.  Our company does not have any employees.
Government Regulation
Regulation of the art and collectible industry varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business, including dealer and sales licenses, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, laws and regulations involving sales, use, value-added and other indirect taxes.
Claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities and could expose us or each series of interests to significant damages or other penalties.
Legal Proceedings
None of our company, any series, our manager, our asset manager or any director or executive officer of our manager is presently subject to any material legal proceedings.
Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from underlying assets and any indemnification payments made by our company will be allocated amongst the various interests in accordance with our manager’s allocation policy, a copy of which is available to investors upon written request to our manager. The allocation policy requires our manager to allocate items that are allocable to a specific series to be borne by, or distributed to, as applicable, the applicable series. If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of underlying assets or the number of interests, as reasonably determined by our manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:
Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific underlying asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each underlying asset
	Asset sponsorship models	Allocable pro rata to the value of each underlying asset

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of underlying assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of underlying assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work, including diligence related to the preparation of a series	Allocable pro rata to the number of underlying assets

Acquisition Expense	Transportation of underlying asset as at time of acquisition	Allocable pro rata to the number of underlying assets
	Insurance of underlying asset as at time of acquisition	Allocable pro rata to the value of each underlying asset
	Preparation of marketing materials	Allocable pro rata to the number of underlying assets
	Pre-purchase inspection	Allocable pro rata to the number of underlying assets
	Interest expense in the case an underlying asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable underlying asset
	Storage	Allocable pro rata to the number of underlying assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of underlying assets
	Custodial fees	Allocable pro rata to the number of underlying assets

Operating	Appraisal and valuation fees	Allocable pro rata to the number of underlying assets
Expense	Marketing expenses in connection with any revenue-generating event	Allocable pro rata to the value of each underlying asset
	Insurance	Allocable pro rata to the value of each underlying asset
	Maintenance	Allocable directly to the applicable underlying asset
	Transportation to any revenue-generating event	Allocable pro rata to the number of underlying assets
	Ongoing reporting requirements (e.g., Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of underlying assets

Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of underlying assets
Other revenue-generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each underlying asset

Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each underlying asset
Notwithstanding the foregoing, our manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to investors.

DESCRIPTION OF PROPERTY
Our manager currently leases space in purpose-built, secure, temperature-controlled storage facilities in New York and Oregon for the purpose of storing the underlying assets in a highly controlled environment, other than when they are being utilized for marketing or similar purposes. The monthly rent is approximately $1,100 per month at present.
Our manager also currently leases a purpose-built, secure, temperature-controlled gallery space in New York for the purpose of displaying the underlying assets for marketing and similar purposes.
Our manager and asset manager is located at 335 Madison Ave, 16th Floor, New York, NY 10017.
We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Since its formation in December 2018, our company has been engaged primarily in acquiring underlying assets from our manager financed through promissory notes issued to our manager and developing the financial, offering and other materials to begin offering interests in various series through the Otis Platform.
Emerging Growth Company
We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:
●
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●
being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●
being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
Impact of Coronavirus Pandemic
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and most states and localities in the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate. The impacts of the outbreak are unknown and rapidly evolving. Our principal office in New York State is closed, and we currently have limited access to our storage facility.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager has also taken precautions with regard to employee, facility and office hygiene and implemented significant travel restrictions. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and our manager will continue to monitor and mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.
The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.
If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. We expect that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. Our manager may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of our manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering circular, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. We expect the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
Results of Operations
The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this offering circular. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.
The interim financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.
Revenues
Revenues are generated at the series level. As of December 31, 2020, Series Gallery Drop 025 generated $6,000 in revenues on sale of the Series Gallery Drop 025 asset, as compared to no series having generated revenues for the year ended December 31, 2019.
Operating Expenses

The Operating Expenses incurred prior to the closing of an offering related to any of the underlying assets are being paid by our manager and recognized by our company as capital contributions and will not be reimbursed by the series. Each series will be responsible for its own operating expenses, such as storage, insurance or maintenance, beginning on the closing date of the offering for such series’ interests. Sourcing fees, which are treated as Operating Expenses, are paid to our manager as compensation for sourcing each underlying asset from the gross proceeds of the offering of each series’ interests.
For the year ended December 31, 2020, we incurred $107,296 in operating expenses, as compared to $11,143 for the year ended December 31, 2019. The following table summarizes the operating expenses by category:
Operating Expense	Year Ended December 31, 2020	Year Ended December 31, 2019
Organizational costs	$40,661	$1,500
Brokerage fees(1)	$-	$2,325
Insurance	$5,443	$86
Storage	$4,850	$163
Transportation	$21,745	$1,180
Sourcing fees	$34,597	$5,889
TOTALS	$107,296	$11,143

(1)
Our company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1 with regards to offering costs, which includes brokerage fees. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.
At the close of the respective offerings for the series, each individual series became responsible for Operating Expenses. Pre-closing Operating Expenses are incurred on the books of our company, and post-closing Operating Expenses incurred by each series with a closed offering are incurred and recorded on the books of the series. Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the closing of each offering. The following table summarizes the Operating Expenses by our company and series for which the respective offerings had closed:
Series	Year Ended December 31, 2020	Year Ended December 31, 2019
Otis Gallery LLC	$16,663	$1,400
Series #KW	$1,677	$9,743
Series Drop 002	$2,509	$-
Series Drop 003	$1,203	$-
Series Drop 004	$2,095	$-
Series Drop 005	$4,326	$-
Series Drop 008	$4,547	$-
Series Drop 009	$10,749	$-
Series Drop 010	$1,351	$-
Series Gallery Drop 011	$1,978	$-
Series Gallery Drop 012	$5,103	$-
Series Gallery Drop 014	$2,568	$-
Series Gallery Drop 015	$2,123	$-
Series Gallery Drop 016	$1,369	$-
Series Gallery Drop 017	$3,391	$-
Series Gallery Drop 018	$825	$-
Series Gallery Drop 019	$3,637	$-
Series Gallery Drop 020	$1,285	$-
Series Gallery Drop 021	$1,098	$-
Series Gallery Drop 022	$936	$-

Series Gallery Drop 023	$4,046	$-
Series Gallery Drop 024	$802	$-
Series Gallery Drop 025(1)	$4,279	$-
Series Gallery Drop 026	$3,911	$-
Series Gallery Drop 027	$1,054	$-
Series Gallery Drop 028	$1,456	$-
Series Gallery Drop 029	$1,375	$-
Series Gallery Drop 030	$3,728	$-
Series Gallery Drop 032	$701	$-
Series Gallery Drop 034	$3,476	$-
Series Gallery Drop 035	$1,665	$-
Series Gallery Drop 036	$1,740	$-
Series Gallery Drop 037	$1,497	$-
Series Gallery Drop 038	$931	$-
Series Gallery Drop 039	$4,844	$-
Series Gallery Drop 041	$1,033	$-
Series Gallery Drop 042	$1,325	$-
TOTALS	$107,296	$11,143

(1)
In connection with the sale of the Series Gallery Drop 025 Asset, our manager assumed all Series Gallery Drop 025 acquisition expenses and offering expenses and waived any and all rights to receive any sourcing fee, accrued but unpaid interest on the promissory note issued in connection with the acquisition of the Series Gallery Drop 025 Asset and the 10% distribution pursuant to Section 7.02 of the operating agreement.
Other Expenses
For the year ended December 31, 2020, we incurred other expenses in the form of interest expenses of $11,781, as compared to $1,088 in other expenses in the form of interest expenses for the year ended December 31, 2019. The following table summarizes the interest expenses by series:
Series	Year Ended December 31, 2020	Year Ended December 31, 2019
Series Gallery Drop 011	$270	$67
Series Gallery Drop 012	$2,100	$524
Series Gallery Drop 013	$1,262	$316
Series Gallery Drop 014	$474	$88
Series Gallery Drop 015	$371	$93
Series Gallery Drop 016	$366	$-
Series Gallery Drop 017	$928	$-
Series Gallery Drop 019	$343	$-
Series Gallery Drop 022	$543	$-
Series Gallery Drop 023	$272	$-
Series Gallery Drop 024	$417	$-
Series Gallery Drop 025(1)	$1,160	$-
Series Gallery Drop 028	$335	$-
Series Gallery Drop 030	$435	$-
Series Gallery Drop 031	$793	$-
Series Gallery Drop 033	$389	$-
Series Gallery Drop 036	$874	$-
Series Gallery Drop 037	$449	$-
TOTALS	$11,781	$1,088

(1)
In connection with the sale of the Series Gallery Drop 025 Asset, our manager assumed all Series Gallery Drop 025 acquisition expenses and offering expenses and waived any and all rights to receive any sourcing fee, accrued but unpaid interest on the promissory note issued in connection with the acquisition of the Series Gallery Drop 025 Asset and the 10% distribution pursuant to Section 7.02 of the operating agreement.
Net Loss
As a result of the cumulative effect of the foregoing factors, we generated net losses of $113,077 and $12,231 for the years ended December 31, 2020 and 2019, respectively. The following table summarizes net gain/(loss) by our company and series (any series not listed had no net loss or gain for the year ended December 31, 2020):
Series	Year Ended December 31, 2020	Year Ended December 31, 2019
Otis Gallery LLC	$(16,663)	$(1,400)
Series #KW	$(1,677)	$(9,743)
Series Drop 002	$(2,509)	$-
Series Drop 003	$(1,203)	$-
Series Drop 004	$(2,095)	$-
Series Drop 005	$(4,326)	$-
Series Drop 008	$(4,547)	$-
Series Drop 009	$(10,749)	$-
Series Drop 010	$(1,351)	$-
Series Gallery Drop 011	$(2,248)	$(67)
Series Gallery Drop 012	$(7,203)	$(524)
Series Gallery Drop 013	$(1,262)	$(316)
Series Gallery Drop 014	$(3,042)	$(88)
Series Gallery Drop 015	$(2,494)	$(93)
Series Gallery Drop 016	$(1,735)	$-
Series Gallery Drop 017	$(4,319)	$-
Series Gallery Drop 018	$(825)	$-
Series Gallery Drop 019	$(3,980)	$-
Series Gallery Drop 020	$(1,285)	$-
Series Gallery Drop 021	$(1,098)	$-
Series Gallery Drop 022	$(1,479)	$-
Series Gallery Drop 023	$(4,318)	$-
Series Gallery Drop 024	$(1,219)	$-
Series Gallery Drop 025(1)	$561	$-
Series Gallery Drop 026	$(3,911)	$-
Series Gallery Drop 027	$(1,054)	$-
Series Gallery Drop 028	$(1,791)	$-
Series Gallery Drop 029	$(1,375)	$-
Series Gallery Drop 030	$(4,163)	$-
Series Gallery Drop 031	$(793)	$-
Series Gallery Drop 032	$(701)	$-
Series Gallery Drop 033	$(389)	$-
Series Gallery Drop 034	$(3,476)	$-
Series Gallery Drop 035	$(1,665)	$-
Series Gallery Drop 036	$(2,614)	$-
Series Gallery Drop 037	$(1,946)	$-
Series Gallery Drop 038	$(931)	$-
Series Gallery Drop 039	$(4,844)	$-
Series Gallery Drop 041	$(1,033)	$-

Series Gallery Drop 042	$(1,325)	$-
TOTALS	$(113,077)	$(12,231)

(1)
Series Gallery Drop 025 recognized a gain of $6,000 on sale of the Series Gallery Drop 025 Asset, which resulted in a net gain for the year ended December 31, 2020.
Liquidity and Capital Resources
From inception, our company and each series have financed their business activities through capital contributions to our company and individual series from our manager. Our company and each series expect to continue to have access to capital financing from our manager going forward. However, there is no obligation or assurance that our manager will provide such required capital. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual series at the sole discretion of our manager. There can be no assurance that our manager will continue to fund such expenses. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this filing.
Cash and Cash Equivalent Balances
As of December 31, 2020 and 2019, our company itself had no cash or cash equivalents on hand. Cash is held at the series level; on a total consolidated basis as of December 31, 2020 and 2019, series had $98,333 and $10,175 on hand, respectively. The following table summarizes the cash and cash equivalents by series:
Series	Year Ended December 31, 2020	Year Ended December 31, 2019
Series #KW	$1,787	$10,175
Series Drop 002	$774	$-
Series Drop 003	$61	$-
Series Drop 004	$710	$-
Series Drop 005	$445	$-
Series Drop 008	$818	$-
Series Drop 009	$2,587	$-
Series Drop 010	$11	$-
Series Gallery Drop 011	$97	$-
Series Gallery Drop 012	$2,494	$-
Series Gallery Drop 014	$154	$-
Series Gallery Drop 015	$5	$-
Series Gallery Drop 016	$134	$-
Series Gallery Drop 017	$259	$-
Series Gallery Drop 018	$65	$-
Series Gallery Drop 019	$7	$-
Series Gallery Drop 020	$485	$-
Series Gallery Drop 021	$180	$-
Series Gallery Drop 022	$866	$-
Series Gallery Drop 023	$103	$-
Series Gallery Drop 024	$153	$-
Series Gallery Drop 025	$75,289	$-
Series Gallery Drop 026	$715	$-
Series Gallery Drop 027	$440	$-
Series Gallery Drop 028	$119	$-
Series Gallery Drop 029	$383	$-
Series Gallery Drop 030	$169	$-
Series Gallery Drop 032	$4,927	$-

Series Gallery Drop 034	$2,940	$-
Series Gallery Drop 035	$506	$-
Series Gallery Drop 036	$290	$-
Series Gallery Drop 037	$143	$-
Series Gallery Drop 038	$35	$-
Series Gallery Drop 039	$62	$-
Series Gallery Drop 041	$49	$-
Series Gallery Drop 042	$71	$-
TOTALS	$98,333	$10,175

Series Subscriptions
Our company records membership contributions at the effective date. If the subscription is not funded upon issuance, we record a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date, the subscription receivable is reclassified as a contra account to members’ equity on the balance sheet. Each series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the series offering. Subscriptions receivable consists of membership subscriptions received as of December 31, 2020 and 2019, as applicable, for which the minimum subscription requirement was met. As of December 31, 2020 and 2019, there were subscriptions receivable of $504,030 and $216,719, respectively. The following table summarizes the subscription receivable by series as of December 31, 2020 and 2019:
Series	Interests Subscribed for as of December 31, 2020	Subscription Amount as of December 31, 2020	Interests Subscribed for as of December 31, 2019	Subscription Amount as of December 31, 2019
Series Drop 002	-	$-	960	$31,680
Series Drop 003	-	$-	996	$34,860
Series Drop 005	-	$-	1,229	$93,404
Series Drop 008	-	$-	795	$31,800
Series Drop 010	-	$-	999	$24,975
Series Gallery Drop 013	1,500	$90,000	-	$-
Series Gallery Drop 031	2,000	$48,000	-	$-
Series Gallery Drop 033	2,379	$23,790	-	$-
Series Gallery Drop 040	3,549	$35,490	-	$-
Series Gallery Drop 043	6,696	$66,960	-	$-
Series Gallery Drop 045	22,979	$229,790	-	$-
Series Gallery Drop 052	1,000	$10,000	-	$-
TOTALS		$504,030		$216,719

Promissory Notes
In connection with the acquisition of the underlying assets from our manager, we have issued promissory notes to our manager which are due within 14 business days of the final closing of the related offering (i.e., when the offering is fully funded), provided that we may prepay the notes at any time. The following table summarizes these notes outstanding by series as of December 31, 2020 and 2019:
Series	Date Issued	Principal Amount	Interest Rate(1)	Balance December 31, 2020	Balance December 31, 2019
Series Drop 002	08/30/2019	$30,000	0%	$-	$30,000
Series Drop 003	08/30/2019	$34,000	0%	$-	$34,000
Series Drop 004	08/30/2019	$44,341	0%	$-	$44,341
Series Drop 005	08/30/2019	$90,000	0%	$-	$90,000

Series Drop 006(2)	08/30/2019	$78,000	0%	$-	$78,000
Series Drop 007(2)	08/30/2019	$56,250	0%	$-	$56,250
Series Drop 008	08/30/2019	$27,000	0%	$-	$27,000
Series Drop 009	08/30/2019	$310,000	0%	$-	$310,000
Series Drop 010	09/16/2019	$24,000	0%	$-	$24,000
Series Gallery Drop 011	12/13/2019	$18,000	7.5%	$-	$18,067
Series Gallery Drop 012	12/13/2019	$140,000	7.5%	$-	$140,524
Series Gallery Drop 013	12/13/2019	$84,150	7.5%	$85,728	$84,466
Series Gallery Drop 014	12/17/2019	$30,000	7.5%	$-	$30,088
Series Gallery Drop 015	12/13/2019	$24,750	7.5%	$-	$24,843
Series Gallery Drop 031	07/31/2020	$43,750	7.25%	$44,543	$-
Series Gallery Drop 032	08/03/2020	$4,844	0%	$4,844	$-
Series Gallery Drop 033	07/31/2020	$21,475	7.25%	$21,864	$-
Series Gallery Drop 040	09/10/2020	$33,211	0%	$33,211	$-
Series Gallery Drop 043	10/06/2020	$63,000	0%	$63,000	$-
Series Gallery Drop 044	10/06/2020	$416,700	0%	$416,700	$-
Series Gallery Drop 045	10/06/2020	$216,000	0%	$216,000	$-
Series Gallery Drop 046	11/11/2020	$50,400	0%	$50,400	$-
Series Gallery Drop 047	11/11/2020	$28,800	0%	$28,800	$-
Series Gallery Drop 048	11/11/2020	$56,250	0%	$56,250	$-
Series Gallery Drop 049	11/23/2020	$214,500	0%	$214,500	$-
Series Gallery Drop 050	11/23/2020	$25,000	0%	$25,000	$-
Series Gallery Drop 051	11/23/2020	$28,999	0%	$28,999	$-
Series Gallery Drop 052	11/23/2020	$9,000	0%	$9,000	$-
Series Gallery Drop 053	11/23/2020	$78,000	0%	$78,000	$-
Series Gallery Drop 054	11/23/2020	$18,000	0%	$18,000	$-
Series Gallery Drop 055	12/18/2020	$45,100	0%	$45,100	$-
Series Gallery Drop 056	12/18/2020	$20,100	0%	$20,100	$-
Series Gallery Drop 057	12/18/2020	$17,100	0%	$17,100	$-
Series Gallery Drop 058	12/18/2020	$21,260	0%	$21,260	$-
Series Gallery Drop 059	12/18/2020	$73,700	0%	$73,700	$-
Series Gallery Drop 060	12/18/2020	$48,500	0%	$48,500	$-
Series Gallery Drop 061	12/18/2020	$21,989	0%	$21,989	$-
Series Gallery Drop 062	12/18/2020	$15,400	0%	$15,400	$-
Series Gallery Drop 063	12/18/2020	$20,000	0%	$20,000	$-
Series Gallery Drop 064	12/18/2020	$32,000	0%	$32,000	$-
TOTALS		$2,613,569		$1,709,990	$991,579

(1)
Interest is per annum, annualized over a three-month period from the date of issuance.
(2)
On March 4, 2020, our manager repurchased the underlying assets related to these series, and the applicable promissory notes were cancelled in consideration of the repurchases.
Plan of Operations
We plan to launch approximately 50 to 100 additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment-grade art and other collectibles.

We also intend to develop revenue-generating events (as described in “Item 1. Business—Our Business”), allowing investors to enjoy the collection of art and collectibles acquired by us through events, museums and other programs, which we anticipate will enable the underlying assets to generate revenue for the applicable series to distribute dividends on a semiannual basis at the discretion of our manager. See “Item 1. Business—Operating Expenses” for additional information regarding the payment of Operating Expenses.
We believe that the proceeds from the offerings will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
The Manager
Our company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Our manager has established a Board of Directors and will establish an Advisory Board that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules. Our manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.  Our manager is responsible for determining maintenance required in order to maintain or improve an asset’s quality (if necessary), determining how to monetize the underlying assets at revenue-generating events in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of the underlying asset or other series as the case may be.
We will follow guidelines adopted by our manager and implement policies set forth in the operating agreement unless otherwise modified by our manager. Our manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our manager may change our objectives at any time without approval of our interest holders.  Our manager itself has no track record and is relying on the track record of its individual officers, directors and advisors.
Our manager performs its duties and responsibilities pursuant to the operating agreement. Our manager maintains a contractual, as opposed to a fiduciary relationship, with us and our interest holders. Furthermore, we have agreed to limit the liability of our manager and to indemnify our manager against certain liabilities.
The responsibilities of our manager include the following:
Asset Sourcing and Disposition Services
●
together with members of the Advisory Board, define and oversee the overall underlying asset sourcing and disposition strategy;
●
manage our asset sourcing activities, including creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;
●
negotiate and structure the terms and conditions of acquisitions of assets with asset sellers;
●
evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;
●
structure and negotiate the terms and conditions of transactions pursuant to which underlying assets may be sold or otherwise disposed;
Services in Connection with an Offering
●
create and manage all series for offerings related to underlying assets on the Otis Platform;
●
develop offering materials, including the determination of its specific terms and structure and description of the underlying assets;
●
create and submit all necessary regulatory filings, including, but not limited to, Commission filings and financial audits and coordinate with the broker of record, lawyers, accountants and escrow agents as necessary in such processes;
●
prepare all marketing materials related to offerings and obtain approval for such materials from the broker of record;

●
together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;
●
create and implement various technology services, transactional services and electronic communications related to any offerings;
●
all other necessary offering related services;
Asset Monetization Services
●
create and manage all revenue-generating events and determine participation in such programs by any underlying assets;
●
evaluate and enter into service provider contracts related to the operation of revenue-generating events;
●
allocate revenues and costs related to revenue-generating events to the appropriate series in accordance with our allocation policy;
●
approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and revenue-generating events;
Interest Holder Relationship Services
●
provide any appropriate updates related to underlying assets or offerings electronically or through the Otis Platform;
●
manage communications with interest holders, including answering e-mails and preparing and sending written and electronic reports and other communications;
●
establish technology infrastructure to assist in providing interest holder support and services;
●
determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;
●
maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a series;
Administrative Services
●
manage and perform the various administrative functions necessary for our day-to-day operations;
●
provide financial and operational planning services and collection management functions, including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to our company or any series by our manager to cover any Operating Expense shortfalls;
●
administer the potential issuance of additional interests to cover any potential Operating Expense shortfalls;
●
maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semiannual financial statements;
●
maintain all appropriate books and records for our company and all the series;
●
obtain and update market research and economic and statistical data in connection with the underlying assets and the general collectible market;
●
oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●
supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
●
provide all necessary cash management services;
●
manage and coordinate with the transfer agent, if any, the process of making distributions and payments to interest holders or the transfer or resale of securities as may be permitted by law;
●
evaluate and obtain adequate insurance coverage for the underlying assets based upon risk management determinations;
●
provide timely updates related to the overall regulatory environment affecting our company, as well as managing compliance with regulatory matters;
●
evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
●
oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.
Directors, Executive Officers and Key Employees of our Manager
The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our manager.
Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Michael Karnjanaprakorn	Chief Executive Officer, Director	37	October 2018	N/A
Albert Wenger	Director	53	February 2019	N/A
Dan Levitan	Director	62	November 2019	N/A

Michael Karnjanaprakorn. Mr. Karnjanaprakorn is a serial entrepreneur who has developed several successful tech platforms. In 2010, he co-founded Skillshare, an online learning community for creative professionals. He led the platform to 7M+ registered users with 25K+ classes. Prior to Skillshare, Mr. Karnjanaprakorn was an early employee at Behance, which was acquired by Adobe, and Hot Potato, which was acquired by Facebook. Mr. Karnjanaprakorn graduated from the University of Virginia with a B.A. in Economics and the VCU Brandcenter with a M.S. in Advertising.
Albert Wenger. Mr. Wenger is a managing partner at Union Square Ventures, a New York City-based venture capital firm. Mr. Wenger joined Union Square Ventures as a Venture Partner in 2006 following the sale of Delicious to Yahoo in 2005 where he was President. He became a General Partner in 2008 and a Managing Partner in 2017. His notable investments include Etsy (IPO 2015), Twilio (IPO 2016) and MongoDB (IPO 2017). Mr. Wenger earned his PhD in Information Technology from MIT in 1999.
Dan Levitan. Mr. Levitan has over 25 years of collective experience in venture capital and investing, specializing in leading consumer and retail businesses. Eager to help innovative companies realize their full potential, Mr. Levitan launched Maveron in 1998 with Howard Schultz, former CEO and Executive Chairman of Starbucks Coffee Company. In his 20-year career at Maveron, Mr. Levitan has led many successful exits, including zulily (NASDAQ: ZU), Potbelly (NASDAQ: PBPB), Trupanion (NYSE: TRUP), Capella Education Company (NASDAQ: CPLA), eBay (NASDAQ: EBAY) and Shutterfly (NASDAQ: SFLY). He currently serves on the Board of Directors for Allbirds, Otis, PlutoVR, Pro.com, Spyce, Trupanion and Two Chairs. Mr. Levitan has been recognized by Forbes on its Midas List as one of the industry’s top technology investors. Mr. Levitan has also been named NASDAQ private company director of the year. Mr. Levitan graduated from Horace Mann School and received a BA magna cum laude from Duke University and an MBA from Harvard Business School.

Directors are elected until their successors are duly elected and qualified.
There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person, and no officer or director is acting on behalf of, nor will any of them act, at the direction of any other person.
There are no family relationships between any director, executive officer, person nominated or chosen to become a director, executive officer or any significant employee.
To the best of our knowledge, none of our directors or executive officers has, during the past five years:
●
been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or
●
had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of, such person, any partnership in which he was general partner at or within two years before the time of such filing or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.
Advisory Board
Responsibilities of the Advisory Board
The Advisory Board will support our company, our asset manager and our manager and consists of advisors to our manager. It is anticipated that the Advisory Board will review our relationship with, and the performance of, our manager, and generally approve the terms of any material or related-party transactions.  In addition, it is anticipated that the Advisory Board will be responsible for the following:
●
approving, permitting deviations from, making changes to and annually reviewing the asset acquisition policy;
●
evaluating all asset acquisitions;
●
evaluating any third-party offers for asset acquisitions and approving asset dispositions that are in the best interest of our company and our interest holders;
●
providing guidance with respect to the appropriate levels of insurance costs specific to each individual asset;
●
reviewing material conflicts of interest that arise, or are reasonably likely to arise, with the manager, on the one hand, and our company, a series or the other members, on the other hand, or our company or a series, on the one hand, and another series, on the other hand;
●
approving any material transaction between our company or a series, on the one hand, and our manager or any of its affiliates, another series or an interest holder, on the other hand, other than for the purchase of interests;
●
reviewing the total fees, expenses, assets, revenues and availability of funds for distributions to our interest holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to interest holders are in accordance with our policies; and
●
approving any service providers appointed by our manager in respect of the underlying assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to our company and its interest holders and not a breach of any duty at law, in equity or otherwise.  The members of the Advisory Board will not be managers or officers of our company or any series and will not have fiduciary or other duties to the interest holders of any series.
Compensation of the Advisory Board
Our manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service. As such, it is anticipated that their costs will not be borne by any given series.
Members of the Advisory Board
We have already established an informal network of expert advisors who support or company in asset acquisitions, valuations and negotiations, but we have not yet established a formal Advisory Board.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation of Executive Officers
We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by our company. Each of the executive officers of our manager manage our day-to-day affairs; oversee the review, selection and recommendation of investment opportunities; service acquired investments; and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our manager, from our manager.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our manager, we do not intend to pay any compensation directly to these individuals.
Compensation of Manager
Our manager will receive reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) and, in its capacity as our asset manager, a Sourcing Fee. Neither our manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with any offering. See “Plan of Distribution and Selling Securityholders—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.
During the year ended December 31, 2020, cost reimbursements and sourcing fees in the amount of $70,332 were paid to our manager, as compared to $0 during the year ended December 31, 2019. The following table summarizes cost reimbursements and sourcing fees paid to our manager by series during the year ended December 31, 2020:
Series	Year Ended December 31, 2020
Series #KW	$8,388
Series Drop 002	$1,788
Series Drop 003	$471
Series Drop 004	$1,366
Series Drop 005	$3,570
Series Drop 008	$3,815
Series Drop 009	$10,092
Series Drop 010	$620
Series Gallery Drop 011	$1,321
Series Gallery Drop 012	$4,345
Series Gallery Drop 014	$1,878
Series Gallery Drop 015	$1,402
Series Gallery Drop 016	$737
Series Gallery Drop 017	$2,759
Series Gallery Drop 018	$193
Series Gallery Drop 019	$2,880
Series Gallery Drop 020	$653
Series Gallery Drop 021	$466
Series Gallery Drop 022	$304
Series Gallery Drop 023	$3,414
Series Gallery Drop 024	$89
Series Gallery Drop 026	$3,280
Series Gallery Drop 027	$423
Series Gallery Drop 028	$825
Series Gallery Drop 029	$744
Series Gallery Drop 030	$3,097
Series Gallery Drop 034	$2,845
Series Gallery Drop 035	$1,009
Series Gallery Drop 036	$1,052

Series Gallery Drop 037	$841
Series Gallery Drop 038	$275
Series Gallery Drop 039	$4,238
Series Gallery Drop 041	$377
Series Gallery Drop 042	$694
TOTALS	$70,332

Our manager will receive cost reimbursements and sourcing fees for each subsequent series offering that closes as detailed in this offering circular.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
As of the date of this offering circular, our manager owns the following securities:
Title of Class	Number of Interests Owned	Percent of Outstanding Interests Owned
Series #KW Interests	970	9.70%
Series Drop 002 Interests	20	2.00%
Series Drop 003 Interests	20	2.00%
Series Drop 004 Interests	19	1.90%
Series Drop 005 Interests	150	12.00%
Series Drop 008 Interests	195	19.50%
Series Drop 009 Interests	979	30.12%
Series Drop 010 Interests	20	2.00%
Series Gallery Drop 011 Interests	18	1.80%
Series Gallery Drop 012 Interests	1,485	74.25%
Series Gallery Drop 013 Interests	145	9.67%
Series Gallery Drop 014 Interests	20	2.00%
Series Gallery Drop 015 Interests	20	2.00%
Series Gallery Drop 016 Interests	10	1.00%
Series Gallery Drop 017 Interests	20	2.00%
Series Gallery Drop 018 Interests	6	1.25%
Series Gallery Drop 019 Interests	15	2.00%
Series Gallery Drop 020 Interests	37	2.03%
Series Gallery Drop 021 Interests	12	1.09%
Series Gallery Drop 022 Interests	20	2.00%
Series Gallery Drop 023 Interests	18	1.80%
Series Gallery Drop 024 Interests	11	1.10%
Series Gallery Drop 025 Interests	294	29.40%
Series Gallery Drop 026 Interests	40	2.00%
Series Gallery Drop 027 Interests	14	0.28%
Series Gallery Drop 028 Interests	40	2.00%
Series Gallery Drop 029 Interests	14	0.28%
Series Gallery Drop 030 Interests	39	1.95%
Series Gallery Drop 031 Interests	40	2.00%
Series Gallery Drop 032 Interests	202	4.04%
Series Gallery Drop 033 Interests	36	1.50%
Series Gallery Drop 034 Interests	424	2.00%
Series Gallery Drop 035 Interests	984	26.24%
Series Gallery Drop 036 Interests	101	1.98%
Series Gallery Drop 037 Interests	52	1.96%
Series Gallery Drop 038 Interests	1	0.01%
Series Gallery Drop 039 Interests	1	0.01%
Series Gallery Drop 040 Interests	574	16.17%
Series Gallery Drop 041 Interests	1	0.02%
Series Gallery Drop 042 Interests	1	0.05%
Series Gallery Drop 043 Interests	1,549	23.12%
Series Gallery Drop 044 Interests	1	0.00%
Series Gallery Drop 045 Interests	1	0.00%
Series Gallery Drop 046 Interests	1	0.02%

Series Gallery Drop 047 Interests	1	0.03%
Series Gallery Drop 048 Interests	101	1.74%
Series Gallery Drop 049 Interests	1	0.00%
Series Gallery Drop 050 Interests	1	0.03%
Series Gallery Drop 051 Interests	1	0.03%
Series Gallery Drop 052 Interests	1	0.10%
Series Gallery Drop 053 Interests	1	0.01%
Series Gallery Drop 054 Interests	1	0.05%
Series Gallery Drop 055 Interests	1	0.02%
Series Gallery Drop 056 Interests	1	0.05%
Series Gallery Drop 057 Interests	1	0.06%
Series Gallery Drop 058 Interests	1	0.04%
Series Gallery Drop 059 Interests	1	0.01%
Series Gallery Drop 060 Interests	1	0.02%
Series Gallery Drop 061 Interests	1	0.04%
Series Gallery Drop 062 Interests	1	0.06%
Series Gallery Drop 063 Interests	1	0.05%
Series Gallery Drop 064 Interests	1	0.03%
Series Gallery Drop 065 Interests	1	0.04%
Series Gallery Drop 066 Interests	1	0.01%
Series Gallery Drop 067 Interests	1	0.02%
Series Gallery Drop 068 Interests	1	0.04%
Series Gallery Drop 069 Interests	1	0.03%
Series Gallery Drop 070 Interests	1	0.03%
Series Gallery Drop 071 Interests	1	0.01%
Series Gallery Drop 072 Interests	1	0.00%
Series Gallery Drop 073 Interests	1	0.02%
Series Gallery Drop 074 Interests	1	0.05%
Series Gallery Drop 075 Interests	378	6.48%
Series Gallery Drop 076 Interests	101	1.73%
Series Gallery Drop 077 Interests	1	0.03%
Series Gallery Drop 078 Interests	1	0.05%
Series Gallery Drop 079 Interests	1	0.05%
Series Gallery Drop 080 Interests	1	0.06%
Series Gallery Drop 081 Interests	1	100.00%
Series Gallery Drop 082 Interests	1	0.01%
Series Gallery Drop 083 Interests	1	0.02%
Series Gallery Drop 084 Interests	1	100.00%
Series Gallery Drop 085 Interests	1	100.00%
Series Gallery Drop 086 Interests	1	0.00%
Series Gallery Drop 087 Interests	1	100.00%
Series Gallery Drop 088 Interests	1	100.00%
Series Gallery Drop 089 Interests	1	0.04%
Series Gallery Drop 090 Interests	1	100.00%
Series Gallery Drop 091 Interests	1	100.00%
Series Gallery Drop 092 Interests	1	100.00%
Series Gallery Drop 093 Interests	1	0.02%
Series Gallery Drop 094 Interests	1	0.04%
Series Gallery Drop 095 Interests	1	0.02%

Series Gallery Drop 096 Interests	1	0.03%
Series Gallery Drop 097 Interests	1	0.03%
Series Gallery Drop 098 Interests	1	0.07%
Series Gallery Drop 099 Interests	1	100.00%
Series Gallery Drop 100 Interests	1	0.05%
Series Gallery Drop 101 Interests	1	100.00%
Series Gallery Drop 102 Interests	1	0.07%
Series Gallery Drop 103 Interests	1	100.00%
Series Gallery Drop 104 Interests	1	0.08%
Series Gallery Drop 105 Interests	1	100.00%
Series Gallery Drop 106 Interests	1	100.00%
Series Gallery Drop 107 Interests	1	0.04%
Series Gallery Drop 108 Interests	1	0.03%
Series Gallery Drop 109 Interests	1	100.00%
Series Gallery Drop 110 Interests	1	100.00%
Series Gallery Drop 111 Interests	1	100.00%
Series Gallery Drop 112 Interests	1	100.00%
Series Gallery Drop 113 Interests	1	100.00%
Series Gallery Drop 114 Interests	1	100.00%
Series Gallery Drop 115 Interests	1	100.00%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
The following includes a summary of transactions since our inception, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.
On February 19, 2019, we acquired the Series #KW Asset from our manager in exchange for a note in the original principal amount of $237,500.  This note does not bear interest and must be repaid within 14 business days of the final closing of the offering of Series #KW Interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 30, 2019, we acquired the Series Drop 002 Asset from our manager in exchange for a note in the original principal amount of $30,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 30, 2019, we acquired the Series Drop 003 Asset from our manager in exchange for a note in the original principal amount of $34,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 30, 2019, we acquired the Series Drop 004 Asset from our manager in exchange for a note in the original principal amount of $44,341. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 30, 2019, we acquired the Series Drop 005 Asset from our manager in exchange for a note in the original principal amount of $90,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 30, 2019, we acquired the Series Drop 008 Asset from our manager in exchange for (i) a note in the original principal amount of $27,000 and (ii) our agreement to issue 200 Series Drop 008 Interests to the asset seller upon completion of the offering.  This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 30, 2019, we acquired the Series Drop 009 Asset from our manager in exchange for a note in the original principal amount of $310,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On September 16, 2019, we acquired the Series Drop 010 Asset from our manager in exchange for a note in the original principal amount of $24,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 13, 2019, we acquired the Series Gallery Drop 011 Asset from our manager in exchange for (i) a note in the original principal amount of $18,000 and (ii) our agreement to issue 200 Series Gallery Drop 011 Interests to the asset seller upon completion of the offering.  This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On December 13, 2019, we acquired the Series Gallery Drop 012 Asset from our manager in exchange for a note in the original principal amount of $140,000. This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 13, 2019, we acquired the Series Gallery Drop 013 Asset from our manager in exchange for a note in the original principal amount of $84,150. This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 17, 2019, we acquired the Series Gallery Drop 014 Asset from our manager in exchange for a note in the original principal amount of $30,000. This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 13, 2019, we acquired the Series Gallery Drop 015 Asset from our manager in exchange for a note in the original principal amount of $24,750. This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 18, 2020, we acquired the Series Gallery Drop 016 Asset from our manager in exchange for a note in the original principal amount of $19,539. This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 18, 2020, we acquired the Series Gallery Drop 017 Asset from our manager in exchange for a note in the original principal amount of $49,500. This note bears interest at an annualized rate of 7.5% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On May 13, 2020, we acquired the Series Gallery Drop 018 Asset from our manager in exchange for a note in the original principal amount of $11,600. This note bears interest at an annualized rate of 7.5% over a three-month period. Our manager agreed to waive the interest on this note, so the note must be repaid, without interest, within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 28, 2020, we acquired the Series Gallery Drop 019 Asset from our manager in exchange for a note in the original principal amount of $18,900. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 28, 2020, we acquired the Series Gallery Drop 020 Asset from our manager in exchange for a note in the original principal amount of $134,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On May 29, 2020, we acquired the Series Gallery Drop 021 Asset from our manager in exchange for a note in the original principal amount of $26,560. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On June 2, 2020, we acquired the Series Gallery Drop 022 Asset from our manager in exchange for a note in the original principal amount of $29,948. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On June 10, 2020, we acquired the Series Gallery Drop 023 Asset from our manager in exchange for a note in the original principal amount of $15,000. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On June 9, 2020, we acquired the Series Gallery Drop 024 Asset from our manager in exchange for a note in the original principal amount of $23,000. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On June 9, 2020, we acquired the Series Gallery Drop 026 Asset from our manager in exchange for a note in the original principal amount of $95,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On July 8, 2020, we acquired the Series Gallery Drop 027 Asset from our manager in exchange for a note in the original principal amount of $61,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On July 8, 2020, we acquired the Series Gallery Drop 028 Asset from our manager in exchange for a note in the original principal amount of $18,500. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On July 8, 2020, we acquired the Series Gallery Drop 029 Asset from our manager in exchange for a note in the original principal amount of $53,309. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On July 31, 2020, we acquired the Series Gallery Drop 030 Asset from our manager in exchange for a note in the original principal amount of $24,000. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On July 31, 2020, we acquired the Series Gallery Drop 031 Asset from our manager in exchange for a note in the original principal amount of $43,750. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 3, 2020, we acquired the Series Gallery Drop 032 Asset from our manager in exchange for a note in the original principal amount of $4,844. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On July 31, 2020, we acquired the Series Gallery Drop 033 Asset from our manager in exchange for a note in the original principal amount of $21,475. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 3, 2020, we acquired the Series Gallery Drop 034 Asset from our manager in exchange for a note in the original principal amount of $405,000 and our agreement to issue 500 Series Gallery Drop 034 Interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On August 4, 2020, we acquired the Series Gallery Drop 035 Asset from our manager in exchange for a note in the original principal amount of $72,700. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 4, 2020, we acquired the Series Gallery Drop 036 Asset from our manager in exchange for a note in the original principal amount of $48,202. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On August 4, 2020, we acquired the Series Gallery Drop 037 Asset from our manager in exchange for a note in the original principal amount of $24,758. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On September 10, 2020, we acquired the Series Gallery Drop 038 Asset from our manager in exchange for a note in the original principal amount of $72,405. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On September 10, 2020, we acquired the Series Gallery Drop 039 Asset from our manager in exchange for a note in the original principal amount of $62,500. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On September 10, 2020, we acquired the Series Gallery Drop 040 Asset from our manager in exchange for a note in the original principal amount of $33,211. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On September 10, 2020, we acquired the Series Gallery Drop 041 Asset from our manager in exchange for a note in the original principal amount of $4,969. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On September 11, 2020, we acquired the Series Gallery Drop 042 Asset from our manager in exchange for a note in the original principal amount of $20,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On October 6, 2020, we acquired the Series Gallery Drop 043 Asset from our manager in exchange for a note in the original principal amount of $63,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On October 6, 2020, we acquired the Series Gallery Drop 044 Asset from our manager in exchange for a note in the original principal amount of $416,700 and our agreement to issue 23,330 Series Gallery Drop 044 Interests to an advisor to our manager upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On October 6, 2020, we acquired the Series Gallery Drop 045 Asset from our manager in exchange for a note in the original principal amount of $216,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On November 11, 2020, we acquired the Series Gallery Drop 046 Asset from our manager in exchange for a note in the original principal amount of $50,400. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 11, 2020, we acquired the Series Gallery Drop 047 Asset from our manager in exchange for a note in the original principal amount of $28,800. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 11, 2020, we acquired the Series Gallery Drop 048 Asset from our manager in exchange for a note in the original principal amount of $56,250. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 23, 2020, we acquired the Series Gallery Drop 049 Asset from our manager in exchange for a note in the original principal amount of $214,500. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 23, 2020, we acquired the Series Gallery Drop 050 Asset from our manager in exchange for a note in the original principal amount of $25,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 23, 2020, we acquired the Series Gallery Drop 051 Asset from our manager in exchange for a note in the original principal amount of $28,999. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 23, 2020, we acquired the Series Gallery Drop 052 Asset from our manager in exchange for a note in the original principal amount of $9,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 23, 2020, we acquired the Series Gallery Drop 053 Asset from our manager in exchange for a note in the original principal amount of $78,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On November 23, 2020, we acquired the Series Gallery Drop 054 Asset from our manager in exchange for a note in the original principal amount of $18,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 055 Asset from our manager in exchange for a note in the original principal amount of $45,100. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 056 Asset from our manager in exchange for a note in the original principal amount of $20,100. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On December 18, 2020, we acquired the Series Gallery Drop 057 Asset from our manager in exchange for a note in the original principal amount of $17,100. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 058 Asset from our manager in exchange for a note in the original principal amount of $21,260. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 059 Asset from our manager in exchange for a note in the original principal amount of $73,700. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 060 Asset from our manager in exchange for a note in the original principal amount of $48,500. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 061 Asset from our manager in exchange for a note in the original principal amount of $21,989. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 062 Asset from our manager in exchange for a note in the original principal amount of $15,400. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 063 Asset from our manager in exchange for a note in the original principal amount of $20,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On December 18, 2020, we acquired the Series Gallery Drop 064 Asset from our manager in exchange for a note in the original principal amount of $32,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On January 11, 2021, we acquired the Series Gallery Drop 065 Asset from our manager in exchange for a note in the original principal amount of $20,080 and our agreement to issue 502 Series Gallery Drop 065 Interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On January 11, 2021, we acquired the Series Gallery Drop 066 Asset from our manager in exchange for a note in the original principal amount of $90,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On January 11, 2021, we acquired the Series Gallery Drop 067 Asset from our manager in exchange for a note in the original principal amount of $60,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On January 11, 2021, we acquired the Series Gallery Drop 068 Asset from our manager in exchange for a note in the original principal amount of $24,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On January 11, 2021, we acquired the Series Gallery Drop 069 Asset from our manager in exchange for a note in the original principal amount of $35,128. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 070 Asset from our manager in exchange for a note in the original principal amount of $31,200. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 071 Asset from our manager in exchange for a note in the original principal amount of $75,000 and our agreement to issue 2,500 Series Gallery Drop 071 Interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 072 Asset from our manager in exchange for a note in the original principal amount of $280,000 and our agreement to issue 5,250 Series Gallery Drop 072 Interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 073 Asset from our manager in exchange for a note in the original principal amount of $44,280. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 074 Asset from our manager in exchange for a note in the original principal amount of $20,910. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 075 Asset from our manager in exchange for a note in the original principal amount of $55,350. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 076 Asset from our manager in exchange for a note in the original principal amount of $55,350. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 077 Asset from our manager in exchange for a note in the original principal amount of $36,900. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 078 Asset from our manager in exchange for a note in the original principal amount of $20,910. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On February 5, 2021, we acquired the Series Gallery Drop 079 Asset from our manager in exchange for a note in the original principal amount of $20,098. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 5, 2021, we acquired the Series Gallery Drop 080 Asset from our manager in exchange for a note in the original principal amount of $15,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 9, 2021, we acquired the Series Gallery Drop 081 Asset from our manager in exchange for a note in the original principal amount of $480,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On February 9, 2021, we acquired the Series Gallery Drop 082 Asset from our manager in exchange for a note in the original principal amount of $80,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On February 9, 2021, we acquired the Series Gallery Drop 083 Asset from our manager in exchange for a note in the original principal amount of $45,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 9, 2021, we acquired the Series Gallery Drop 084 Asset from our manager in exchange for a note in the original principal amount of $52,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 085 Asset from our manager in exchange for a note in the original principal amount of $60,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 086 Asset from our manager in exchange for a note in the original principal amount of $90,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 9, 2021, we acquired the Series Gallery Drop 087 Asset from our manager in exchange for a note in the original principal amount of $231,009. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 088 Asset from our manager in exchange for a note in the original principal amount of $55,250. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 089 Asset from our manager in exchange for a note in the original principal amount of $23,904. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On March 9, 2021, we acquired the Series Gallery Drop 090 Asset from our manager in exchange for a note in the original principal amount of $98,850. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 091 Asset from our manager in exchange for a note in the original principal amount of $37,473. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 092 Asset from our manager in exchange for a note in the original principal amount of $217,356. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 9, 2021, we acquired the Series Gallery Drop 093 Asset from our manager in exchange for a note in the original principal amount of $43,471. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 9, 2021, we acquired the Series Gallery Drop 094 Asset from our manager in exchange for a note in the original principal amount of $21,631. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 9, 2021, we acquired the Series Gallery Drop 095 Asset from our manager in exchange for a note in the original principal amount of $45,200. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 9, 2021, we acquired the Series Gallery Drop 096 Asset from our manager in exchange for a note in the original principal amount of $28,981. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 10, 2021, we acquired the Series Gallery Drop 097 Asset from our manager in exchange for a note in the original principal amount of $30,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 10, 2021, we acquired the Series Gallery Drop 098 Asset from our manager in exchange for a note in the original principal amount of $14,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On March 10, 2021, we acquired the Series Gallery Drop 099 Asset from our manager in exchange for a note in the original principal amount of $130,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 10, 2021, we acquired the Series Gallery Drop 100 Asset from our manager in exchange for a note in the original principal amount of $18,520. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.

On March 10, 2021, we acquired the Series Gallery Drop 101 Asset from our manager in exchange for a note in the original principal amount of $200,750. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On April 23, 2021, we acquired the Series Gallery Drop 102 Asset from our manager in exchange for a note in the original principal amount of $14,060. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On April 23, 2021, we acquired the Series Gallery Drop 103 Asset from our manager in exchange for a note in the original principal amount of $17,500. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On April 23, 2021, we acquired the Series Gallery Drop 104 Asset from our manager in exchange for a note in the original principal amount of $12,489. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On April 23, 2021, we acquired the Series Gallery Drop 105 Asset from our manager in exchange for a note in the original principal amount of $61,780. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On April 23, 2021, we acquired the Series Gallery Drop 106 Asset from our manager in exchange for a note in the original principal amount of $26,650. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On April 24, 2021, we acquired the Series Gallery Drop 107 Asset from our manager in exchange for a note in the original principal amount of $22,606. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On April 29, 2021, we acquired the Series Gallery Drop 108 Asset from our manager in exchange for a note in the original principal amount of $30,118. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. This note was repaid in full.
On May 3, 2021, we acquired the Series Gallery Drop 109 Asset from our manager in exchange for a note in the original principal amount of $30,746. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On June 8, 2021, we acquired the Series Gallery Drop 110 Asset from our manager in exchange for a note in the original principal amount of $10,080. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On June 8, 2021, we acquired the Series Gallery Drop 111 Asset from our manager in exchange for a note in the original principal amount of $18,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On June 8, 2021, we acquired the Series Gallery Drop 112 Asset from our manager in exchange for a note in the original principal amount of $57,000 and our agreement to issue 1,500 Series Gallery Drop 112 Interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On July 8, 2021, we acquired the Series Gallery Drop 113 Asset from our manager in exchange for a note in the original principal amount of $55,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On July 8, 2021, we acquired the Series Gallery Drop 114 Asset from our manager in exchange for a note in the original principal amount of $12,807. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On July 8, 2021, we acquired the Series Gallery Drop 115 Asset from our manager in exchange for a note in the original principal amount of $15,700. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

SECURITIES BEING OFFERED
The following is a summary of the principal terms of, and is qualified by reference to, the operating agreement and the subscription agreements relating to the purchase of the interests offered hereby, which are attached as exhibits to the offering statement of which this offering circular forms a part.  This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective investor.  In the event that the provisions of this summary differ from the provisions of the operating agreement or the subscription agreements (as applicable), the provisions of the operating agreement or the subscription agreements (as applicable) shall apply.  Capitalized terms used in this summary that are not defined shall have the meanings ascribed thereto in the operating agreement.
Description of Interests
Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act.  The purchase of the interests offered hereby is an investment only in the particular series and not an investment in our company as a whole.  In accordance with the LLC Act, any series of interests established by our company will be a separate series of limited liability company interests of our company and not in a separate legal entity. We have not issued, and will not issue, any class of interests entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing interests in connection with the offerings.
Title to the underlying assets will be held by, or for the benefit of, the applicable series.  We intend that each series will own its own underlying assets, which will be works of art or other collectibles.  We do not anticipate that any series will acquire any other art or collectibles other than the underlying assets related to that series.  An investor who invests in an offering will not have any indirect interest in any asset other than the underlying asset related to the applicable series unless the investor also participates in a separate offering associated with that other underlying asset.
Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Accordingly, our company expects our manager to maintain separate, distinct records for each series and its associated assets and liabilities.  As such, the assets of a series include only the works of art or other collectibles associated with that series and other related assets (e.g., cash reserves).  As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our company’s liabilities.
Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.  We intend for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant underlying assets will be held by, or for the benefit of, the relevant series.
All of the interests offered by this offering circular will be duly authorized and validly issued.  Upon payment in full of the consideration payable with respect to the interests, as determined by our manager, the holders of the interests will not be liable to our company to make any additional capital contributions (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act).  Holders of the interests offered hereby have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

In general, the holders of each series of our interests (which may include our manager, its affiliates or asset sellers) will participate in the available Free Cash Flow derived from the underlying assets related to the series, less expenses (as described in “—Distribution rights” below).  Our manager, an affiliate of our company, will own a minimum of 2% and a maximum of 19.99% of each series of interests, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. Our manager may sell its interests from time to time.  Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. Our manager has the authority under the operating agreement to cause our company to issue interests of a series to investors as well as to other persons for such cost (or no cost) and on such terms as our manager may determine, subject to the terms set forth in the designation for each series.
Each series will use the proceeds of its offerings to pay certain fees and expenses related to the acquisition and the offering, including to repay any loans taken to acquire the underlying assets (please see the “Use of Proceeds to Issuer” section for further details regarding the use of proceeds for each offering). An investor in each offering will acquire an ownership interest only in the applicable series and not, for the avoidance of doubt, in (i) our company, (ii) any other series of interests, (iii) our manager, (iv) the Otis Platform or (v) any underlying asset owned by any series. Although our interests will not immediately be listed on a stock exchange and a liquid market in our interests cannot be guaranteed, we plan to create our own trading market or partner with an existing platform to allow for trading of our interests (please review additional risks related to liquidity in the “Risk Factors” section).
Further Issuance of Interests
Our manager has the option to issue additional interests in any series offered hereby on the same terms as the interests offered hereunder as is required from time to time in order to pay any Operating Expenses which exceed revenue generated from the underlying assets.
Distribution Rights
Our manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each series of interests except as otherwise limited by law or the operating agreement.
Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying assets related to such series.  Our manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.
We expect our manager to distribute any Free Cash Flow on a semiannual basis as set forth below.  However, our manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.
Any Free Cash Flow generated by a series from the utilization of the underlying assets related to such series shall be applied within the series in the following order of priority:
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repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
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thereafter to create such reserves as our manager deems necessary, in its sole discretion, to meet future Operating Expenses; and
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thereafter by way of distribution to holders of the interests of such series (net of corporate income taxes applicable to the series), which may include asset sellers of the underlying assets related to such series or our manager or any of its affiliates.
No series will distribute an underlying asset in kind to its interest holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years.  Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series.  For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.
No Redemption Provisions
No series of our interests are redeemable.
No Registration Rights
There are no registration rights in respect of any series of our interests.
Limited Voting Rights
Our manager is not required to hold an annual meeting of interest holders.  The operating agreement provides that meetings of interest holders may be called by our manager and a designee of our manager shall act as chairman at such meetings. Interest holders do not have any voting rights as an interest holder in our company or a series except with respect to:
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the removal of our manager for cause as described below;
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the dissolution of our company upon the for-cause removal of our manager; and
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an amendment to the operating agreement that would:
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adversely affect the rights of an interest holder in any material respect;
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reduce the voting percentage required for any action to be taken by the holders of interests in our company under the operating agreement;
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change the situations in which our company and any series can be dissolved or terminated;
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change the term of our company (other than the circumstances provided in the operating agreement); or
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give any person the right to dissolve our company.
Our manager can only be removed as manager of our company and each series in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series or our company which has a material adverse effect on our company.
When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of our company, as applicable.  The removal of our manager as manager of our company and all series must be approved by two-thirds of the votes that may be cast by all interest holders in any series of our company. All other matters to be voted on by the interest holders must be approved by a majority of the votes cast by all interest holders in any series of our company present in person or represented by proxy.

Our manager or its affiliates (if they hold interests) may not vote as an interest holder in respect of any matter put to the interest holders.  However, the submission of any action of our company or a series for a vote of the interest holders shall first be approved by our manager and no amendment to the operating agreement may be made without the prior approval of our manager that would decrease the rights of our manager or increase the obligations of our manager thereunder.
Our manager has broad authority to take action with respect to our company and any series.  See “Directors, Executive Officers and Significant Employees—The Manager” for more information.  Except as set forth above, our manager may amend the operating agreement without the approval of the interest holders to, among other things, reflect the following:
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the merger of our company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
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a change that our manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
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a change that our manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;
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a change that our manager determines to be necessary or appropriate for our company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;
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an amendment that our manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent our company, our manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
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any amendment that our manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;
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an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the operating agreement;
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any amendment that our manager determines to be necessary or appropriate for the formation by our company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the operating agreement;
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a change in the fiscal year or taxable year and related changes; and
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any other amendments which our manager deems necessary or appropriate to enable our manager to exercise its authority under the Agreement.
In each case, our manager may make such amendments to the operating agreement provided our manager determines that those amendments:
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do not adversely affect the interest holders (including any particular series of interests as compared to other series of interests) in any material respect;
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are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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are necessary or appropriate to facilitate the trading of interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which our manager deems to be in the best interests of our company and the interest holders;
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are necessary or appropriate for any action taken by our manager relating to splits or combinations of interests under the provisions of the operating agreement; or
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are required to effect the intent expressed in this prospectus or the intent of the provisions of the operating agreement or are otherwise contemplated by the operating agreement.
Furthermore, our manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of underlying asset of each series.
Liquidation Rights
The operating agreement provides that our company shall remain in existence until the earlier of the following: (i) the election of our manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of our company; (iii) the entry of a decree of judicial dissolution of our company; (iv) at any time that our company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of our company following the for-cause removal of our manager.  Under no circumstances may our company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of our company).
A series shall remain in existence until the earlier of the following: (i) the dissolution of our company, (ii) the election of our manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act.  Under no circumstances may a series of interests be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series).
Upon the occurrence of any such event, our manager (or a liquidator selected by our manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors, (ii) second, to any creditors that are our manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series).
Transfer Restrictions

Each series of our interests are subject to restrictions on transferability. A holder of interests may not transfer, assign or pledge its interests without the consent of our manager.  Our manager may withhold consent in its sole discretion, including when our manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners in such series that are not “accredited investors” (provided that our manager may waive such limitations), (b) the assets of such series being deemed “plan assets” for purposes of ERISA, (c) a change of U.S. federal income tax treatment of our company and/or such series, or (d) our company, such series or our manager being subject to additional regulatory requirements. The transferring holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by us or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The restrictions on transferability listed above will also apply to any resale of interests via the Liquidity Platform (see “Description of the Business – Liquidity Platform” for additional information).
Our manager may transfer all or any portion of the interests held by it at any time and from time to time, in accordance with applicable securities laws, either directly or through brokers, via the Liquidity Platform, or otherwise.
Additionally, unless and until the interests are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the interests.  There can be no assurance that we will, or will be able to, register our interests for resale. Therefore, investors may be required to hold their interests indefinitely. Please refer to the subscription agreement for additional information regarding these restrictions.  To the extent certificated, the interests issued in each offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.
Agreement to be Bound by the Operating Agreement; Power of Attorney
By purchasing interests, the investor will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, the operating agreement.  Pursuant to the operating agreement, each investor grants to our manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the operating agreement.
Duties of Officers
The operating agreement provides that, except as may otherwise be provided by the operating agreement, the property, affairs and business of each series of interests will be managed under the direction of our manager.  Our manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the operating agreement or as may be specified by our manager. Our manager will be appointed as the asset manager of each series to manage the underlying assets.
We may decide to enter into separate indemnification agreements with the directors and officers of our company, our manager or our asset manager (including if our manager or asset manager appointed is not Otis Wealth, Inc.).  If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to our company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the operating agreement.
Books and Reports
We are required to keep appropriate books of the business at our principal offices.  The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP.  For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our manager in accordance with the Internal Revenue Code.  Our manager will file with the Commission periodic reports as required by applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the Commission. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports and other information with the Commission. In addition, we plan to provide holders of interests with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.
We will provide such documents and periodic updates electronically through the Otis Platform. As documents and periodic updates become available, we will notify holders of interests of this by sending the holders an email message or a message through the Otis Platform that will include instructions on how to retrieve the periodic updates and documents. If our email notification is returned to us as “undeliverable,” we will contact the holder to obtain an updated email address. We will provide holders with copies via email or paper copies at any time upon request. The contents of the Otis Platform are not incorporated by reference in or otherwise a part of this offering circular.
Exclusive Jurisdiction
Under Section 15.08 of our operating agreement, any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each investor will covenant and agree not to bring any such claim in any other venue. If a holder of the interests were to bring a claim against our company or our manager pursuant to the operating agreement, it would have to do so in the Delaware Court of Chancery. Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware.
We believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted the provision to limit the time and expense incurred by our management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of our company.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision would require suits to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction to be brought in federal court located in Delaware. Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Waiver of Right to Trial by Jury
Our operating agreement provides that each investor waives the right to a jury trial for any claim they may have against us arising out of, or relating to, the operating agreement and any transaction arising under the operating agreement, which could include claims under federal securities law. By subscribing to this offering and adhering to the operating agreement, the investor warrants that the investor has reviewed this waiver, and knowingly and voluntarily waives his or her jury trial rights. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.
Listing

The interests offered hereby are not currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS
The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the interests offered hereby to United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
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banks, insurance companies or other financial institutions;
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persons subject to the alternative minimum tax;
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tax-exempt organizations;
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dealers in securities or currencies;
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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
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persons that own, or are deemed to own, more than five percent of the series of interests (except to the extent specifically set forth below);
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certain former citizens or long-term residents of the United States;
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persons who hold the interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
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persons who do not hold the interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or
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persons deemed to sell the interests under the constructive sale provisions of the Code.
In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold interests, and partners in such partnerships, should consult their tax advisors.
You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.
Taxation of Each Series of Interests is Intended to be as a “C” Corporation

Proposed but not yet finalized regulations, as well as one private ruling by the IRS, indicate that each series of a series limited liability company such as our company should each be treated as a separate entity formed under local law.  Our company intends to elect for each series of interests in the company to be taxed as a “C” corporation under Subchapter C of the Code, and expects that each series will be treated as a corporation for all federal and state tax purposes. Thus, each series of interests will be taxed at regular corporate rates on its income, including any gain from the sale or exchange of the assets that will be held by each series, before making any distributions to interest holders as described below.
Taxation of Distributions to Investors
A “U.S. Holder” includes a beneficial owner of interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.
Distributions to U.S. Holders out of each series’ current or accumulated earnings and profits (which would include any gains derived from the sale or exchange of the assets that will be held by each series, net of tax paid or accrued thereon, will be taxable to U.S. Holders as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors as to whether any dividends paid by a series would be “qualified dividend income.” Distributions in excess of the current and accumulated earnings and profits of a series will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its interests will be taxable as capital gain in the amount of such excess if the interests are held as a capital asset. In addition, a 3.8% tax applies to certain investment income (referred to as the 3.8% NIIT).  In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year).  Dividends are included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.
Taxation of Dispositions of Interests
Upon any taxable sale or other disposition of interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the U.S. Holder’s adjusted tax basis in the interests. A U.S. Holder’s adjusted tax basis in the interests generally equals his, her or its initial amount paid for the interests and decreased by the amount of any distributions to the investor in excess of current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their interests, and the amount of any actual or deemed relief from indebtedness encumbering their interests. The gain or loss will be long-term capital gain or loss if the interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the interests made to you may be subject to additional information reporting and under some circumstances to backup withholding at a current rate of 24% unless you establish an exemption.  Backup withholding is not an additional tax; rather, the federal income tax liability of persons subject to backup withholding is reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the interests, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS
The validity of the interests offered hereby will be passed upon for us by Bevilacqua PLLC.

INDEPENDENT AUDITOR
Our financial statements as of December 31, 2020 and 2019 included in this offering circular have been audited by Artesian CPA, LLC, an independent auditor, as stated in its report appearing in this offering circular. Such financial statements have been so included in reliance upon the report of such firm given upon its authority in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the Commission an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to us and the interests to be sold in the offerings, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference.
We are subject to the informational requirements of Tier 2 of Regulation A and are required to file annual reports, semiannual reports, current reports and other information with the Commission. We will make these documents publicly available, free of charge, on the Otis Platform as soon as reasonably practicable after filing such documents with the Commission.
You can read the offering statement and our filings with the Commission over the Internet at the Commission’s website at www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
Our manager will answer inquiries from potential investors concerning the interests, our company, our manager and other matters relating to the offer and sale of the interests under this offering circular.  We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.
Requests and inquiries regarding this offering circular should be directed to:
Otis Wealth, Inc.
335 Madison Ave 16th floor
New York, NY 10017
E-Mail: hello@otiswealth.com
Tel: (201) 479-4408
Attention: Michael Karnjanaprakorn
We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements for the Years Ended December 31, 2020 and December 31, 2019
Independent Auditor’s Report	F-1
Consolidated Balance Sheets as of December 31, 2020, with Consolidating Supplemental Information	F-4
Consolidated Balance Sheets as of December 31, 2019, with Consolidating Supplemental Information	F-21
Consolidated Statements of Operations for the Year Ended December 31, 2020, with Consolidating Supplemental Information	F-26
Consolidated Statements of Operations for the Year Ended December 31, 2019, with Consolidating Supplemental Information	F-37
Consolidated Statements of Changes in Members’ Equity for the Years Ended December 31, 2020 and December 31, 2019, with Consolidating Supplemental Information	F-39
Consolidated Statements of Cash Flows for the Year Ended December 31, 2020, with Consolidating Supplemental Information	F-45
Consolidated Statements of Cash Flows for the Year Ended December 31, 2019, with Consolidating Supplemental Information	F-62
Notes to Consolidated Financial Statements for the Years Ended December 31, 2020 and December 31, 2019	F-67

To the Members of
Otis Gallery LLC
New York, New York
INDEPENDENT AUDITOR’S REPORT
Opinion
We have audited the accompanying consolidated financial statements of Otis Gallery LLC (the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company sustained net losses of $113,077 and $12,231 for the years ended December 31, 2020 and 2019, respectively, had an accumulated deficit of $125,308 and $12,231 as of December 31, 2020 and 2019, respectively, and current liabilities exceeded current assets by $1,131,202 as of December 31, 2020.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Other Matters – Consolidating Supplemental Information
Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating supplemental information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual series, and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
  Exercise professional judgment and maintain professional skepticism throughout the audit.
  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

  Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
  Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ Artesian CPA, LLC
Denver, Colorado
April 27, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Drop 002 Consol. Info	Series Drop 003 Consol. Info	Series Drop 004 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$1,787	$774	$61	$710
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	1,787	774	61	710

OTHER ASSETS
Art and Other Collectible Assets	237,500	30,000	34,000	44,341
TOTAL OTHER ASSETS	237,500	30,000	34,000	44,341

TOTAL ASSETS	$239,287	$30,774	$34,061	$45,051

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	-
Due to Manager	368	368	367	368
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	368	368	367	368
TOTAL CURRENT LIABILITIES	368	368	367	368

MEMBERS’ EQUITY
Contributed Capital	339	238	240	239
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	250,000	32,677	34,657	46,539
Accumulated Deficit	(11,420)	(2,509)	(1,203)	(2,095)
TOTAL MEMBERS’ EQUITY	238,919	30,406	33,694	44,683

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$239,287	$30,774	$34,061	$45,051

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 005 Consol. Info	Series Drop 006 Consol. Info	Series Drop 007 Consol. Info	Series Drop 008 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$445	$-	$-	$818
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	445	-	-	818

OTHER ASSETS
Art and Other Collectible Assets	90,000	-	-	35,000
TOTAL OTHER ASSETS	90,000	-	-	35,000

TOTAL ASSETS	$90,445	$-	$-	$35,818

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	-
Due to Manager	367	-	-	368
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	367	-	-	368
TOTAL CURRENT LIABILITIES	367	-	-	368

MEMBERS’ EQUITY
Contributed Capital	240	-	-	239
Equity Interest to Artist / Third party	-	-	-	8,000
Membership Contributions	94,164	-	-	31,758
Accumulated Deficit	(4,326)	-	-	(4,547)
TOTAL MEMBERS’ EQUITY	90,078	-	-	35,450

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$90,445	$-	$-	$35,818

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 009 Consol. Info	Series Drop 010 Consol. Info	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,587	$11	$97	$2,494
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	2,587	11	97	2,494

OTHER ASSETS
Art and Other Collectible Assets	310,000	24,000	23,000	140,000
TOTAL OTHER ASSETS	310,000	24,000	23,000	140,000

TOTAL ASSETS	$312,587	$24,011	$23,097	$142,494

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	-
Due to Manager	368	367	367	367
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	368	367	367	367
TOTAL CURRENT LIABILITIES	368	367	367	367

MEMBERS’ EQUITY
Contributed Capital	239	240	340	340
Equity Interest to Artist / Third party	-	-	5,000	-
Membership Contributions	322,729	24,755	19,805	149,614
Accumulated Deficit	(10,749)	(1,351)	(2,415)	(7,827)
TOTAL MEMBERS’ EQUITY	312,219	23,644	22,730	142,127

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$312,587	$24,011	$23,097	$142,494

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 013 Consol. Info	Series Gallery Drop 014 Consol. Info	Series Gallery Drop 015 Consol. Info	Series Gallery Drop 016 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$154	$5	$134
Subscriptions Receivable	90,000	-	-	-
TOTAL CURRENT ASSETS	90,000	154	5	134

OTHER ASSETS
Art and Other Collectible Assets	84,150	30,000	24,750	19,539
TOTAL OTHER ASSETS	84,150	30,000	24,750	19,539

TOTAL ASSETS	$174,150	$30,154	$24,755	$19,673

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$1,578	$-	$-	$-
Notes Payable – related party	84,150	-	-	-
Due to Manager	-	367	367	374
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	85,728	367	367	374
TOTAL CURRENT LIABILITIES	85,728	367	367	374

MEMBERS’ EQUITY
Contributed Capital	100	340	340	240
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	90,000	32,677	26,735	20,794
Accumulated Deficit	(1,678)	(3,230)	(2,687)	(1,735)
TOTAL MEMBERS’ EQUITY	88,422	29,787	24,388	19,299

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$174,150	$30,154	$24,755	$19,673

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 017 Consol. Info	Series Gallery Drop 018 Consol. Info	Series Gallery Drop 019 Consol. Info	Series Gallery Drop 020 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$259	$65	$7	$485
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	259	65	7	485

OTHER ASSETS
Art and Other Collectible Assets	49,500	11,600	18,900	134,000
TOTAL OTHER ASSETS	49,500	11,600	18,900	134,000

TOTAL ASSETS	$49,759	$11,665	$18,907	$134,485

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	-
Due to Manager	367	367	367	367
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	367	367	367	367
TOTAL CURRENT LIABILITIES	367	367	367	367

MEMBERS’ EQUITY
Contributed Capital	240	240	241	240
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	53,471	11,883	22,279	135,163
Accumulated Deficit	(4,319)	(825)	(3,980)	(1,285)
TOTAL MEMBERS’ EQUITY	49,392	11,298	18,540	134,118

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$49,759	$11,665	$18,907	$134,485

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 021 Consol. Info	Series Gallery Drop 022 Consol. Info	Series Gallery Drop 023 Consol. Info	Series Gallery Drop 024 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$180	$866	$103	$153
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	180	866	103	153

OTHER ASSETS
Art and Other Collectible Assets	26,560	29,948	15,000	23,000
TOTAL OTHER ASSETS	26,560	29,948	15,000	23,000

TOTAL ASSETS	$26,740	$30,814	$15,103	$23,153

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	-
Due to Manager	366	367	367	367
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	-	-	-	-
TOTAL CURRENT LIABILITIES	-	-	-	-

MEMBERS’ EQUITY
Contributed Capital	242	240	240	240
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	27,230	31,686	18,814	23,765
Accumulated Deficit	(1,098)	(1,479)	(4,318)	(1,219)
TOTAL MEMBERS’ EQUITY	26,374	30,447	14,736	22,786

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$26,740	$30,814	$15,103	$23,153

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 025 Consol. Info	Series Gallery Drop 026 Consol. Info	Series Gallery Drop 027 Consol. Info	Series Gallery Drop 028 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$75,289	$715	$440	$119
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	75,289	715	440	119

OTHER ASSETS
Art and Other Collectible Assets	-	95,000	61,000	18,500
TOTAL OTHER ASSETS	-	95,000	61,000	18,500

TOTAL ASSETS	$75,289	$95,715	$61,440	$18,619

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	-
Due to Manager	367	367	367	367
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	367	367	367	367
TOTAL CURRENT LIABILITIES	367	367	367	367

MEMBERS’ EQUITY
Contributed Capital	5,047	239	239	239
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	69,314	99,020	61,888	19,804
Retained Earnings/(Accumulated Deficit)	561	(3,911)	(1,054)	(1,791)
TOTAL MEMBERS’ EQUITY	74,922	95,348	61,073	18,252

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$75,289	$95,715	$61,440	$18,619

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 029 Consol. Info	Series Gallery Drop 030 Consol. Info	Series Gallery Drop 031 Consol. Info	Series Gallery Drop 032 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$383	$169	$-	$4,927
Subscriptions Receivable	-	-	48,000	-
TOTAL CURRENT ASSETS	383	169	48,000	4,927

OTHER ASSETS
Art and Other Collectible Assets	53,309	24,000	43,750	4,844
TOTAL OTHER ASSETS	53,309	24,000	43,750	4,844

TOTAL ASSETS	$53,692	$24,169	$91,750	$9,771

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$793	$-
Notes Payable – related party	-	-	43,750	4,844
Due to Manager	367	367	-	438
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	367	367	44,543	5,282
TOTAL CURRENT LIABILITIES	367	367	44,543	5,282

MEMBERS’ EQUITY
Contributed Capital	239	239	-	239
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	54,461	27,726	48,000	4,951
Accumulated Deficit	(1,375)	(4,163)	(793)	(701)
TOTAL MEMBERS’ EQUITY	53,325	23,802	47,207	4,489

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$53,692	$24,169	$91,750	$9,771

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 033 Consol. Info	Series Gallery Drop 034 Consol. Info	Series Gallery Drop 035 Consol. Info	Series Gallery Drop 036 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$2,940	$506	$290
Subscriptions Receivable	23,790	-	-	-
TOTAL CURRENT ASSETS	23,790	2,940	506	290

OTHER ASSETS
Art and Other Collectible Assets	21,475	405,000	72,700	48,202
TOTAL OTHER ASSETS	21,475	405,000	72,700	48,202

TOTAL ASSETS	$45,265	$407,940	$73,206	$48,492

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$389	$-	$-	$-
Notes Payable – related party	21,475	-	-	-
Due to Manager	-	367	367	367
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	21,864	367	367	367
TOTAL CURRENT LIABILITIES	21,864	367	367	367

MEMBERS’ EQUITY
Contributed Capital	-	239	239	239
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	23,790	410,810	74,265	50,500
Accumulated Deficit	(389)	(3,476)	(1,665)	(2,614)
TOTAL MEMBERS’ EQUITY	23,401	407,573	72,839	48,125

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$45,265	$407,940	$73,206	$48,492

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 037 Consol. Info	Series Gallery Drop 038 Consol. Info	Series Gallery Drop 039 Consol. Info	Series Gallery Drop 040 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$143	$35	$62	$-
Subscriptions Receivable	-	-	-	35,490
TOTAL CURRENT ASSETS	143	35	62	35,490

OTHER ASSETS
Art and Other Collectible Assets	24,758	72,405	62,500	33,211
TOTAL OTHER ASSETS	24,758	72,405	62,500	33,211

TOTAL ASSETS	$24,901	$72,440	$62,562	$68,701

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	-	33,211
Due to Manager	367	367	367	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	367	367	367	33,211
TOTAL CURRENT LIABILITIES	367	367	367	33,211

MEMBERS’ EQUITY
Contributed Capital	240	239	239	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	26,240	72,765	66,800	35,490
Accumulated Deficit	(1,946)	(931)	(4,844)	-
TOTAL MEMBERS’ EQUITY	24,534	72,073	62,195	35,490

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$24,901	$72,440	$62,562	$68,701

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 041 Consol. Info	Series Gallery Drop 042 Consol. Info	Series Gallery Drop 043 Consol. Info	Series Gallery Drop 044 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$49	$71	$-	$-
Subscriptions Receivable	-	-	66,960	-
TOTAL CURRENT ASSETS	49	71	66,960	-

OTHER ASSETS
Art and Other Collectible Assets	4,969	20,000	63,000	650,000
TOTAL OTHER ASSETS	4,969	20,000	63,000	650,000

TOTAL ASSETS	$5,018	$20,071	$129,960	$650,000

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	-	63,000	416,700
Due to Manager	367	367	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	367	367	63,000	416,700
TOTAL CURRENT LIABILITIES	367	367	63,000	416,700

MEMBERS’ EQUITY
Contributed Capital	239	239	-	-
Equity Interest to Artist / Third party	-	-	-	233,300
Membership Contributions	5,445	20,790	66,960	-
Accumulated Deficit	(1,033)	(1,325)	-	-
TOTAL MEMBERS’ EQUITY	4,651	19,704	66,960	233,300

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$5,018	$20,071	$129,960	$650,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 045 Consol. Info	Series Gallery Drop 046 Consol. Info	Series Gallery Drop 047 Consol. Info	Series Gallery Drop 048 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	229,790	-	-	-
TOTAL CURRENT ASSETS	229,790	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	216,000	50,400	28,800	56,250
TOTAL OTHER ASSETS	216,000	50,400	28,800	56,250

TOTAL ASSETS	$445,790	$50,400	$28,800	$56,250

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	216,000	50,400	28,800	56,250
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	216,000	50,400	28,800	56,250
TOTAL CURRENT LIABILITIES	216,000	50,400	28,800	56,250

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	229,790	-	-	-
Accumulated Deficit	-	-	-	-
TOTAL MEMBERS’ EQUITY	229,790	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$445,790	$50,400	$28,800	$56,250

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 049 Consol. Info	Series Gallery Drop 050 Consol. Info	Series Gallery Drop 051 Consol. Info	Series Gallery Drop 052 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	-	-	-	10,000
TOTAL CURRENT ASSETS	-	-	-	10,000

OTHER ASSETS
Art and Other Collectible Assets	214,500	25,000	29,000	9,000
TOTAL OTHER ASSETS	214,500	25,000	29,000	9,000

TOTAL ASSETS	$214,500	$25,000	$29,000	$19,000

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	214,500	25,000	29,000	9,000
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	214,500	25,000	29,000	9,000
TOTAL CURRENT LIABILITIES	214,500	25,000	29,000	9,000

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	-	-	-	10,000
Accumulated Deficit	-	-	-	-
TOTAL MEMBERS’ EQUITY	-	-	-	10,000

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$214,500	$25,000	$29,000	$19,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 053 Consol. Info	Series Gallery Drop 054 Consol. Info	Series Gallery Drop 055 Consol. Info	Series Gallery Drop 056 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	78,000	18,000	45,100	20,100
TOTAL OTHER ASSETS	78,000	18,000	45,100	20,100

TOTAL ASSETS	$78,000	$18,000	$45,100	$20,100

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	78,000	18,000	45,100	20,100
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	78,000	18,000	45,100	20,100
TOTAL CURRENT LIABILITIES	78,000	18,000	45,100	20,100

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	-	-	-	-
Accumulated Deficit	-	-	-	-
TOTAL MEMBERS’ EQUITY	-	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$78,000	$18,000	$45,100	$20,100

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 057 Consol. Info	Series Gallery Drop 058 Consol. Info	Series Gallery Drop 059 Consol. Info	Series Gallery Drop 060 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	17,100	21,260	73,700	48,500
TOTAL OTHER ASSETS	17,100	21,260	73,700	48,500

TOTAL ASSETS	$17,100	$21,260	$73,700	$48,500

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	17,100	21,260	73,700	48,500
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	17,100	21,260	73,700	48,500
TOTAL CURRENT LIABILITIES	17,100	21,260	73,700	48,500

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	-	-	-	-
Accumulated Deficit	-	-	-	-
TOTAL MEMBERS’ EQUITY	-	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$17,100	$21,260	$73,700	$48,500

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 061 Consol. Info	Series Gallery Drop 062 Consol. Info	Series Gallery Drop 063 Consol. Info	Series Gallery Drop 064 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	21,990	15,400	20,000	32,000
TOTAL OTHER ASSETS	21,990	15,400	20,000	32,000

TOTAL ASSETS	$21,990	$15,400	$20,000	$32,000

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	21,990	15,400	20,000	32,000
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	21,990	15,400	20,000	32,000
TOTAL CURRENT LIABILITIES	21,990	15,400	20,000	32,000

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	-	-	-	-
Accumulated Deficit	-	-	-	-
TOTAL MEMBERS’ EQUITY	-	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$21,990	$15,400	$20,000	$32,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Unallocated	Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$98,333
Subscriptions Receivable	-	504,030
TOTAL CURRENT ASSETS	-	602,363

OTHER ASSETS
Art and Other Collectible Assets	-	4,253,511
TOTAL OTHER ASSETS	-	4,253,511

TOTAL ASSETS	$-	$4,855,874

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$2,760
Notes Payable – related party	-	1,707,230
Due to Manager	10,281	23,575
Equity Due to Artist	-	-
TOTAL OTHER CURRENT LIABILITIES	10,281	1,733,565
TOTAL CURRENT LIABILITIES	10,281	$1,733,565

MEMBERS’ EQUITY
Contributed Capital	7,282	21,313
Equity Interest to Artist / Third party	-	246,300
Membership Contributions	-	2,980,004
Accumulated Deficit	(17,563)	(125,308)
TOTAL MEMBERS’ EQUITY	(10,281)	3,122,309

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-	$4,855,874

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Drop 002 Consol. Info	Series Drop 003 Consol. Info	Series Drop 004 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$10,175	$-	$-	$-
Subscriptions Receivable	-	31,680	34,860	-
TOTAL CURRENT ASSETS	10,175	31,680	34,860	-

OTHER ASSETS
Art and Other Collectible Assets	237,500	30,000	34,000	44,341
TOTAL OTHER ASSETS	237,500	30,000	34,000	44,341

TOTAL ASSETS	$247,675	$61,680	$68,860	$44,341

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	-	30,000	34,000	44,341
Due to Manager	7,318	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	7,318	30,000	34,000	44,341
TOTAL CURRENT LIABILITIES	7,318	30,000	34,000	44,341

MEMBERS’ EQUITY
Contributed Capital	100	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	250,000	31,680	34,860	-
Accumulated Deficit	(9,743)	-	-	-
TOTAL MEMBERS’ EQUITY	240,357	31,680	34,860	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$247,675	$61,680	$68,860	$44,341

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 005 Consol. Info	Series Drop 006 Consol. Info	Series Drop 007 Consol. Info	Series Drop 008 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	93,404	-	-	31,800
TOTAL CURRENT ASSETS	93,404	-	-	31,800

OTHER ASSETS
Art and Other Collectible Assets	90,000	78,000	56,250	35,000
TOTAL OTHER ASSETS	90,000	78,000	56,250	35,000

TOTAL ASSETS	$183,404	$78,000	$56,250	$66,800

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$-	$-
Notes Payable – related party	90,000	78,000	56,250	27,000
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	8,000
TOTAL OTHER CURRENT LIABILITIES	90,000	78,000	56,250	35,000
TOTAL CURRENT LIABILITIES	90,000	78,000	56,250	35,000

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	93,404	-	-	31,800
Accumulated Deficit	-	-	-	-
TOTAL MEMBERS’ EQUITY	93,404	-	-	31,800

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$183,404	$78,000	$56,250	$66,800

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 009 Consol. Info	Series Drop 010 Consol. Info	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	-	24,975	-	-
TOTAL CURRENT ASSETS	-	24,975	-	-

OTHER ASSETS
Art and Other Collectible Assets	310,000	24,000	23,000	140,000
TOTAL OTHER ASSETS	310,000	24,000	23,000	140,000

TOTAL ASSETS	$310,000	$48,975	$23,000	$140,000

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$-	$-	$67	$524
Notes Payable – related party	310,000	24,000	18,000	140,000
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	5,000	-
TOTAL OTHER CURRENT LIABILITIES	310,000	24,000	23,067	140,524
TOTAL CURRENT LIABILITIES	310,000	24,000	23,067	140,524

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	-	24,975	-	-
Accumulated Deficit	-	-	(67)	(524)
TOTAL MEMBERS’ EQUITY	-	24,975	(67)	(524)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$310,000	$48,975	$23,000	$140,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 013 Consol. Info	Series Gallery Drop 014 Consol. Info	Series Gallery Drop 015 Consol. Info	Unallocated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Subscriptions Receivable	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	84,150	30,000	24,750	-
TOTAL OTHER ASSETS	84,150	30,000	24,750	-

TOTAL ASSETS	$84,150	$30,000	$24,750	$-

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$316	$88	$93	$-
Notes Payable – related party	84,150	30,000	24,750	-
Due to Manager	-	-	-	-
Equity Due to Artist	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	84,466	30,088	24,843	-
TOTAL CURRENT LIABILITIES	84,466	30,088	24,843	-

MEMBERS’ EQUITY
Contributed Capital	-	-	-	1,400
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions	-	-	-	-
Accumulated Deficit	(316)	(88)	(93)	(1,400)
TOTAL MEMBERS’ EQUITY	(316)	(88)	(93)	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$84,150	$30,000	$24,750	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$10,175
Subscriptions Receivable	216,719
TOTAL CURRENT ASSETS	226,894

OTHER ASSETS
Art and Other Collectible Assets	1,240,991
TOTAL OTHER ASSETS	1,240,991

TOTAL ASSETS	$1,467,885

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$1,088
Notes Payable – related party	990,491
Due to Manager	7,318
Equity Due to Artist	13,000
TOTAL OTHER CURRENT LIABILITIES	1,011,897
TOTAL CURRENT LIABILITIES	1,011,897

MEMBERS’ EQUITY
Contributed Capital	1,500
Equity Interest to Artist / Third party	-
Membership Contributions	466,719
Accumulated Deficit	(12,231)
TOTAL MEMBERS’ EQUITY	455,988

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,467,885

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Drop 002 Consol. Info	Series Drop 003 Consol. Info	Series Drop 004 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	607	721	732	729
Sourcing	-	1,234	284	-
Transportation, Storage and Insurance	1,070	554	187	1,366
Total Operating Expenses	1,677	2,509	1,203	2,095
Loss from Operations	(1,677)	(2,509)	(1,203)	(2,095)

Other Expenses
Interest Expense – related party	-	-	-	-
Total Other Expenses	-	-	-	-

Net Loss	$(1,677)	$(2,509)	$(1,203)	$(2,095)

Basic and Diluted Income/(Loss) per Membership Interest	$(0.17)	$(2.51)	$(1.20)	$(2.10)
Weighted Average Membership Interests	10,000	1,000	1,000	1,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 005 Consol. Info	Series Drop 008 Consol. Info	Series Drop 009 Consol. Info	Series Drop 010 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	755	732	657	831
Sourcing	2,018	1,120	5,293	385
Transportation, Storage and Insurance	1,553	2,695	4,799	135
Total Operating Expenses	4,326	4,547	10,749	1,351
Net Loss from Operations	(4,326)	(4,547)	(10,749)	(1,351)

Other Expenses
Interest Expense – related party	-	-	-	-
Total Other Expenses	-	-	-	-

Net Loss	$(4,326)	$(4,547)	$(10,749)	$(1,351)

Basic and Diluted Income/(Loss) per Membership Interest	$(3.46)	$(4.55)	$(3.31)	$(1.35)
Weighted Average Membership Interests	1,250	1,000	3,250	1,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info	Series Gallery Drop 013 Consol. Info	Series Gallery Drop 014 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	657	758	-	689
Sourcing	400	3,000	-	1,521
Transportation, Storage and Insurance	921	1,345	-	358
Total Operating Expenses	1,978	5,103	-	2,568
Net Loss from Operations	(1,978)	(5,103)	-	(2,568)

Other Expenses
Interest Expense – related party	270	2,100	1,262	474
Total Other Expenses	270	2,100	1,262	474

Net Loss	$(2,248)	$(7,203)	$(1,262)	$(3,042)

Basic and Diluted Income/(Loss) per Membership Interest	$(2.25)	$(3.60)	$(1,262)	$(3.04)
Weighted Average Membership Interests	1,000	2,000	1	1,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 015 Consol. Info	Series Gallery Drop 016 Consol. Info	Series Gallery Drop 017 Consol. Info	Series Gallery Drop 018 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	721	632	632	632
Sourcing	945	641	2,565	139
Transportation, Storage and Insurance	457	96	194	54
Total Operating Expenses	2,123	1,369	3,391	825
Net Loss from Operations	(2,123)	(1,369)	(3,391)	(825)

Other Expenses
Interest Expense – related party	371	366	928	-
Total Other Expenses	371	366	928	-

Net Loss	$(2,494)	$(1,735)	$(4,319)	$(825)

Basic and Diluted Income/(Loss) per Membership Interest	$(2.49)	$(1.74)	$(4.32)	$(1.72)
Weighted Average Membership Interests	1,000	1,000	1,000	480

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 019 Consol. Info	Series Gallery Drop 020 Consol. Info	Series Gallery Drop 021 Consol. Info	Series Gallery Drop 022 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	757	632	632	632
Sourcing	802	144	314	-
Transportation, Storage and Insurance	2,078	509	152	304
Total Operating Expenses	3,637	1,285	1,098	936
Net Loss from Operations	(3,637)	(1,285)	(1,098)	(936)

Other Expenses
Interest Expense – related party	343	-	-	543
Total Other Expenses	343	-	-	543

Net Loss	$(3,980)	$(1,285)	$(1,098)	$(1,479)

Basic and Diluted Income/(Loss) per Membership Interest	$(5.31)	$(0.71)	$(1.00)	$(1.48)
Weighted Average Membership Interests	750	1,820	1,100	1,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 023 Consol. Info	Series Gallery Drop 024 Consol. Info	Series Gallery Drop 025 Consol. Info	Series Gallery Drop 026 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$6,000	$-
Gross Profit	-	-	6,000	-

Operating Expense
Organizational Costs	632	632	631	631
Sourcing	350	81	1,006	2,910
Transportation, Storage and Insurance	3,064	89	2,642	370
Total Operating Expenses	4,046	802	4,279	3,911
Net Income/(Loss) from Operations	(4,046)	(802)	1,721	(3,911)

Other Expenses
Interest Expense – related party	272	417	1,160	-
Total Other Expenses	272	417	1,160	-

Net Income/(Loss)	$(4,318)	$(1,219)	$561	$(3,911)

Basic and Diluted Income/(Loss) per Membership Interest	$(4.32)	$(1.22)	$0.56	$(1.96)
Weighted Average Membership Interests	1,000	1,000	1,000	2,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 027 Consol. Info	Series Gallery Drop 028 Consol. Info	Series Gallery Drop 029 Consol. Info	Series Gallery Drop 030 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	631	631	631	631
Sourcing	191	701	470	1,000
Transportation, Storage and Insurance	232	124	274	2,097
Total Operating Expenses	1,054	1,456	1,375	3,728
Net Loss from Operations	(1,054)	(1,456)	(1,375)	(3,728)

Other Expenses
Interest Expense – related party	-	335	-	435
Total Other Expenses	-	335	-	435

Net Loss	$(1,054)	$(1,791)	$(1,375)	$(4,163)

Basic and Diluted Income/(Loss) per Membership Interest	$(0.21)	$(0.90)	$(0.28)	$(2.08)
Weighted Average Membership Interests	5,000	2,000	5,000	2,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 031 Consol. Info	Series Gallery Drop 032 Consol. Info	Series Gallery Drop 033 Consol. Info	Series Gallery Drop 034 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	-	630	-	631
Sourcing	-	-	-	1,301
Transportation, Storage and Insurance	-	71	-	1,544
Total Operating Expenses	-	701	-	3,476
Net Loss from Operations	-	(701)	-	(3,476)

Other Expenses
Interest Expense – related party	793	-	389	-
Total Other Expenses	793	-	389	-

Net Loss	$(793)	$(701)	$(389)	$(3,476)

Basic and Diluted Income/(Loss) per Membership Interest	$(793)	$(0.14)	$(389)	$(0.16)
Weighted Average Membership Interests	1	5,000	1	21,250

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 035 Consol. Info	Series Gallery Drop 036 Consol. Info	Series Gallery Drop 037 Consol. Info	Series Gallery Drop 038 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	656	688	656	656
Sourcing	-	811	745	-
Transportation, Storage and Insurance	1,009	241	96	275
Total Operating Expenses	1,665	1,740	1,497	931
Net Loss from Operations	(1,665)	(1,740)	(1,497)	(931)

Other Expenses
Interest Expense – related party	-	874	449	-
Total Other Expenses	-	874	449	-

Net Loss	$(1,665)	$(2,614)	$(1,946)	$(931)

Basic and Diluted Income/(Loss) per Membership Interest	$(0.44)	$(0.51)	$(0.73)	$(0.13)
Weighted Average Membership Interests	3,750	5,100	2,650	7,350

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 039 Consol. Info	Series Gallery Drop 041 Consol. Info	Series Gallery Drop 042 Consol. Info	Unallocated
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	606	656	631	16,663
Sourcing	3,364	245	617	-
Transportation, Storage and Insurance	874	132	77	-
Total Operating Expenses	4,844	1,033	1,325	16,663
Net Loss from Operations	(4,844)	(1,033)	(1,325)	(16,663)

Other Expenses
Interest Expense – related party	-	-	-	-
Total Other Expenses	-	-	-	-

Net Loss	$(4,844)	$(1,033)	$(1,325)	$(16,663)

Basic and Diluted Income/(Loss) per Membership Interest	$(0.72)	$(0.19)	$(0.63)	N/A
Weighted Average Membership Interests	6,750	5,500	2,100	N/A

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

Total Consolidated
Operating Income
Gain on Sale of Asset	$6,000
Gross Profit	6,000

Operating Expense
Organizational Costs	40,661
Sourcing	34,597
Transportation, Storage and Insurance	32,038
Total Operating Expenses	107,296
Net Loss from Operations	(101,296)

Other Expenses
Interest Expense – related party	11,781
Total Other Expenses	11,781

Net Loss	$(113,077)

Basic and Diluted Income/(Loss) per Membership Interest	N/A
Weighted Average Membership Interests	N/A

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info	Series Gallery Drop 013 Consol. Info
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	100	-	-	-
Sourcing	5,889	-	-	-
Brokerage	2,325	-	-	-
Transportation, Storage and Insurance	1,429	-	-	-
Total Operating Expenses	9,743	-	-	-
Net Loss from Operations	(9,743)	-	-	-

Other Expenses
Interest Expense – related party	-	67	524	316
Total Other Expenses	-	67	524	316

Net Loss	$(9,743)	$(67)	$(524)	$(316)

Basic and Diluted Income/(Loss) per Membership Interest	$(0.97)	$(67)	$(524)	$(316)
Weighted Average Membership Interests	10,000	1	1	1

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 014 Consol. Info	Series Gallery Drop 015 Consol. Info	Unallocated	Total Consolidated
Operating Income
Gain on Sale of Asset	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	-	-	1,400	1,500
Sourcing	-	-	-	5,889
Brokerage	-	-	-	2,325
Transportation, Storage and Insurance	-	-	-	1,429
Total Operating Expenses	-	-	1,400	11,143
Net Loss from Operations	-	-	(1,400)	(11,143)

Other Expenses
Interest Expense – related party	88	93	-	1,088
Total Other Expenses	88	93	-	1,088

Net Loss	$(88)	$(93)	$(1,400)	$(12,231)

Basic and Diluted Income/(Loss) per Membership Interest	$(88)	$(93)	N/A	N/A
Weighted Average Membership Interests	1	1	N/A	N/A

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Drop 002 Consol. Info	Series Drop 003 Consol. Info	Series Drop 004 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	250,000	31,680	34,860	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	100	-	-	-
Net Loss	(9,743)	-	-	-
Balance, December 31, 2019	$240,357	$31,680	$34,860	$-
Membership Contributions	-	1,320	140	47,000
Less Brokerage Fees	-	(323)	(343)	(461)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	239	238	240	239
Net Loss	(1,677)	(2,509)	(1,203)	(2,095)
Balance, December 31, 2020	$238,919	$30,406	$33,694	$44,683

	Series Drop 005 Consol. Info	Series Drop 008 Consol. Info	Series Drop 009 Consol. Info	Series Drop 010 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	93,404	31,800	-	24,975
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$93,404	$31,800	$-	$24,975
Membership Contributions	1,596	200	325,000	25
Less Brokerage Fees	(836)	(242)	(2,271)	(245)
Equity to Artist / Third Party	-	8,000	-	-
Capital Contributions	240	239	239	240
Net Loss	(4,326)	(4,547)	(10,749)	(1,351)
Balance, December 31, 2020	$90,078	$35,450	$312,219	$23,644

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info	Series Gallery Drop 013 Consol. Info	Series Gallery Drop 014 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	(67)	(524)	(316)	(88)
Balance, December 31, 2019	$(67)	$(524)	$(316)	$(88)
Membership Contributions	20,000	150,000	90,000	33,000
Less Brokerage Fees	(195)	(386)	-	(323)
Equity to Artist / Third Party	5,000	-	-	-
Capital Contributions	240	240	-	240
Net Loss	(2,248)	(7,203)	(1,262)	(3,042)
Balance, December 31, 2020	$22,730	$142,127	$88,422	$29,787

	Series Gallery Drop 015 Consol. Info	Series Gallery Drop 016 Consol. Info	Series Gallery Drop 017 Consol. Info	Series Gallery Drop 018 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	(93)	-	-	-
Balance, December 31, 2019	$(93)	$-	$-	$-
Membership Contributions	27,000	21,000	54,000	12,000
Less Brokerage Fees	(265)	(206)	(529)	(117)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	240	240	240	240
Net Loss	(2,494)	(1,735)	(4,319)	(825)
Balance, December 31, 2020	$24,388	$19,299	$49,392	$11,298

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 019 Consol. Info	Series Gallery Drop 020 Consol. Info	Series Gallery Drop 021 Consol. Info	Series Gallery Drop 022 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	22,500	136,500	27,500	32,000
Less Brokerage Fees	(221)	(1,337)	(270)	(314)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	241	240	242	240
Net Loss	(3,980)	(1,285)	(1,098)	(1,479)
Balance, December 31, 2020	$18,540	$134,118	$26,374	$30,447

	Series Gallery Drop 023 Consol. Info	Series Gallery Drop 024 Consol. Info	Series Gallery Drop 025 Consol. Info	Series Gallery Drop 026 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	19,000	24,000	70,000	100,000
Less Brokerage Fees	(186)	(235)	(686)	(980)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	240	240	5,047	239
Net Income/(Loss)	(4,318)	(1,219)	561	(3,911)
Balance, December 31, 2020	$14,736	$22,786	$74,922	$95,348

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 027 Consol. Info	Series Gallery Drop 028 Consol. Info	Series Gallery Drop 029 Consol. Info	Series Gallery Drop 030 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	62,500	20,000	55,000	28,000
Less Brokerage Fees	(612)	(196)	(539)	(274)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	239	239	239	239
Net Income / (Loss)	(1,054)	(1,791)	(1,375)	(4,163)
Balance, December 31, 2020	$61,073	$18,252	$53,325	$23,802

	Series Gallery Drop 031 Consol. Info	Series Gallery Drop 032 Consol. Info	Series Gallery Drop 033 Consol. Info	Series Gallery Drop 034 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	48,000	5,000	23,790	415,000
Less Brokerage Fees	-	(49)	-	(4,190)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	239	-	239
Net Loss	(793)	(701)	(389)	(3,476)
Balance, December 31, 2020	$47,207	$4,489	$23,401	$407,573

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

  OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 035 Consol. Info	Series Gallery Drop 036 Consol. Info	Series Gallery Drop 037 Consol. Info	Series Gallery Drop 038 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	75,000	51,000	26,500	73,500
Less Brokerage Fees	(735)	(500)	(260)	(735)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	239	239	240	239
Net Loss	(1,665)	(2,614)	(1,946)	(931)
Balance, December 31, 2020	$72,839	$48,125	$24,534	$72,073

	Series Gallery Drop 039 Consol. Info	Series Gallery Drop 040 Consol. Info	Series Gallery Drop 041 Consol. Info	Series Gallery Drop 042 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	67,500	35,490	5,500	21,000
Less Brokerage Fees	(700)	-	(55)	(210)
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	239	-	239	239
Net Loss	(4,844)	-	(1,033)	(1,325)
Balance, December 31, 2020	$62,195	$35,490	$4,651	$19,704

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 043 Consol. Info	Series Gallery Drop 044 Consol. Info	Series Gallery Drop 045 Consol. Info	Series Gallery Drop 052 Consol. Info
Balance, January 1, 2019	$-	$-	$-	$-
Membership Contributions	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2019	$-	$-	$-	$-
Membership Contributions	66,960	-	229,790	10,000
Less Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	233,300	-	-
Capital Contributions	-	-	-	-
Net Loss	-	-	-	-
Balance, December 31, 2020	$66,960	$233,300	$229,790	$10,000

	Unallocated	Total Consolidated
Balance, January 1, 2019	$-	$-
Membership Contributions	-	466,719
Equity to Artist / Third Party	-	-
Capital Contributions	1,400	1,500
Net Loss	(1,400)	(12,231)
Balance, December 31, 2019	$-	$455,988
Membership Contributions	-	2,533,311
Less Brokerage Fees	-	(20,026)
Equity to Artist / Third Party	-	246,300
Capital Contributions	6,382	19,813
Net Loss	(16,663)	(113,077)
Balance, December 31, 2020	$(10,281)	$3,122,309

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Drop 002 Consol. Info	Series Drop 003 Consol. Info	Series Drop 004 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,677)	$(2,509)	$(1,203)	$(2,095)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(1,677)	(2,509)	(1,203)	(2,095)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	(30,000)	(34,000)	(44,341)
Net Proceeds from/(Repayments to) Manager	(6,950)	368	367	368
Capital Contribution	239	238	240	239
Membership Contribution	-	32,677	34,657	46,539
Net Cash Flows Provided By/(Used In) Financing Activities	(6,711)	3,283	1,264	2,805

Cash at Beginning of Period	10,175	-	-	-
Net Increase (Decrease) In Cash	(8,388)	774	61	710
Cash at End of Period	$1,787	$774	$61	$710

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	-	-	-	-
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 005 Consol. Info	Series Drop 006 Consol. Info	Series Drop 007 Consol. Info	Series Drop 008 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(4,326)	$-	$-	$(4,547)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(4,326)	-	-	(4,547)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	(90,000)	-	-	(27,000)
Net Proceeds from/(Repayments to) Manager	367	-	-	368
Capital Contribution	240	-	-	239
Membership Contribution	94,164	-	-	31,758
Net Cash Flows Provided By/(Used In) Financing Activities	4,771	-	-	5,365

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	445	-	-	818
Cash at End of Period	$445	$-	$-	$818

Supplemental Disclosure of Non-Cash Financing Activities:				-
Cancellation of Note Payable in exchange for return of Assets	$-	$(78,000)	$(56,250)	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	-	-	-	-
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$8,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 009 Consol. Info	Series Drop 010 Consol. Info	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(10,749)	$(1,351)	$(2,248)	$(7,203)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	(67)	(524)
Total Adjustments	-	-	(67)	(524)
Net Cash Flows Used In Operating Activities	(10,749)	(1,351)	(2,315)	(7,727)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	(310,000)	(24,000)	(18,000)	(140,000)
Net Proceeds from/(Repayments to) Manager	368	367	366	367
Capital Contribution	239	240	241	240
Membership Contribution	322,729	24,755	19,805	149,614
Net Cash Flows Provided By/(Used In) Financing Activities	13,336	1,362	2,412	10,221

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	2,587	11	97	2,494
Cash at End of Period	$2,587	$11	$97	$2,494

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	-	-	-	-
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$5,000	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 013 Consol. Info	Series Gallery Drop 014 Consol. Info	Series Gallery Drop 015 Consol. Info	Series Gallery Drop 016 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,262)	$(3,042)	$(2,494)	$(1,735)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	1,262	(88)	(93)	-
Total Adjustments	1,262	(88)	(93)	-
Net Cash Flows Used In Operating Activities	-	(3,130)	(2,587)	(1,735)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	(30,000)	(24,750)	(19,539)
Net Proceeds from/(Repayments to) Manager	-	367	367	374
Capital Contribution	-	240	240	240
Membership Contribution	-	32,677	26,735	20,794
Net Cash Flows Provided By/(Used In) Financing Activities	-	3,283	2,592	1,869

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	154	5	134
Cash at End of Period	$-	$154	$5	$134

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	-	-	-	19,539
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 017 Consol. Info	Series Gallery Drop 018 Consol. Info	Series Gallery Drop 019 Consol. Info	Series Gallery Drop 020 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(4,319)	$(825)	$(3,980)	$(1,285)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(4,319)	(825)	(3,980)	(1,285)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	(49,500)	(11,600)	(18,900)	(134,000)
Net Proceeds from/(Repayments to) Manager	367	367	367	367
Capital Contribution	240	240	241	240
Membership Contribution	53,471	11,883	22,279	135,163
Net Cash Flows Provided By/(Used In) Financing Activities	4,578	890	3,987	1,770

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	259	65	7	485
Cash at End of Period	$259	$65	$7	$485

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	49,500	11,600	18,900	134,000
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 021 Consol. Info	Series Gallery Drop 022 Consol. Info	Series Gallery Drop 023 Consol. Info	Series Gallery Drop 024 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,098)	$(1,479)	$(4,318)	$(1,219)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(1,098)	(1,479)	(4,318)	(1,219)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	(26,560)	(29,948)	(15,000)	(23,000)
Net Proceeds from/(Repayments to) Manager	366	367	367	367
Capital Contribution	242	240	240	240
Membership Contribution	27,230	31,686	18,814	23,765
Net Cash Flows Provided By/(Used In) Financing Activities	1,278	2,345	4,421	1,372

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	180	866	103	153
Cash at End of Period	$180	$866	$103	$153

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	26,560	29,948	15,000	23,000
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 025 Consol. Info	Series Gallery Drop 026 Consol. Info	Series Gallery Drop 027 Consol. Info	Series Gallery Drop 028 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$561	$(3,911)	$(1,054)	$(1,791)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	(6,000)	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	(6000)	-	-	-
Net Cash Flows Used In Operating Activities	(5,439)	(3,911)	(1,054)	(1,791)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	70,000	-	-	-
Net Cash Flows Provided By Investing Activities	70,000	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	(64,000)	(95,000)	(61,000)	(18,500)
Net Proceeds from/(Repayments to) Manager	367	367	367	367
Capital Contribution	5,047	239	239	239
Membership Contribution	69,314	99,020	61,888	19,804
Net Cash Flows Provided By/(Used In) Financing Activities	10,728	4,626	1,494	1,910

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	75,289	715	440	119
Cash at End of Period	$75,289	$715	$440	$119

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	64,000	95,000	61,000	18,500
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 029 Consol. Info	Series Gallery Drop 030 Consol. Info	Series Gallery Drop 031 Consol. Info	Series Gallery Drop 032 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,375)	$(4,163)	$(793)	$(701)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	793	-
Total Adjustments	-	-	793	-
Net Cash Flows Used In Operating Activities	(1,375)	(4,163)	-	(701)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	(53,309)	(24,000)	-	-
Net Proceeds from/(Repayments to) Manager	367	367	-	438
Capital Contribution	239	239	-	239
Membership Contribution	54,461	27,726	-	4,951
Net Cash Flows Provided By/(Used In) Financing Activities	1,758	4,332	-	5,628

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	383	169	-	4,927
Cash at End of Period	$383	$169	$-	$4,927

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	53,309	24,000	43,750	4,844
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 033 Consol. Info	Series Gallery Drop 034 Consol. Info	Series Gallery Drop 035 Consol. Info	Series Gallery Drop 036 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(389)	$(3,476)	$(1,665)	$(2,614)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	389	-	-	-
Total Adjustments	389	-	-	-
Net Cash Flows Used In Operating Activities	-	(3,476)	(1,665)	(2,614)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	(405,000)	(72,700)	(48,202)
Net Proceeds from/(Repayments to) Manager	-	367	367	367
Capital Contribution	-	239	239	239
Membership Contribution	-	410,810	74,265	50,500
Net Cash Flows Provided By/(Used In) Financing Activities	-	6,416	2,171	2,904

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	2,940	506	290
Cash at End of Period	$-	$2,940	$506	$290

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	21,475	405,000	72,700	48,202
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 037 Consol. Info	Series Gallery Drop 038 Consol. Info	Series Gallery Drop 039 Consol. Info	Series Gallery Drop 040 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,946)	$(931)	$(4,844)	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(1,946)	(931)	(4,844)	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	(24,758)	(72,405)	(62,500)	-
Net Proceeds from/(Repayments to) Manager	367	367	367	-
Capital Contribution	240	239	239	-
Membership Contribution	26,240	72,765	66,800	-
Net Cash Flows Provided By/(Used In) Financing Activities	2,089	966	4,906	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	143	35	62	-
Cash at End of Period	$143	$35	$62	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	24,758	72,405	62,500	33,211
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 041 Consol. Info	Series Gallery Drop 042 Consol. Info	Series Gallery Drop 043 Consol. Info	Series Gallery Drop 044 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,033)	$(1,325)	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(1,033)	(1,325)	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	(4,969)	(20,000)	-	-
Net Proceeds from/(Repayments to) Manager	367	367	-	-
Capital Contribution	239	239	-	-
Membership Contribution	5,445	20,790	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	1,082	1,396	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	49	71	-	-
Cash at End of Period	$49	$71	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	4,969	20,000	63,000	416,700
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$233,300

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 045 Consol. Info	Series Gallery Drop 046 Consol. Info	Series Gallery Drop 047 Consol. Info	Series Gallery Drop 048 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	216,000	50,400	28,800	56,250
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 049 Consol. Info	Series Gallery Drop 050 Consol. Info	Series Gallery Drop 051 Consol. Info	Series Gallery Drop 052 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	214,500	25,000	29,000	9,000
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 053 Consol. Info	Series Gallery Drop 054 Consol. Info	Series Gallery Drop 055 Consol. Info	Series Gallery Drop 056 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	78,000	18,000	45,100	20,100
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 057 Consol. Info	Series Gallery Drop 058 Consol. Info	Series Gallery Drop 059 Consol. Info	Series Gallery Drop 060 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	17,100	21,260	73,700	48,500
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 061 Consol. Info	Series Gallery Drop 062 Consol. Info	Series Gallery Drop 063 Consol. Info	Series Gallery Drop 064 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	21,990	15,400	20,000	32,000
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Unallocated	Total Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(16,663)	$(113,077)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	(6,000)
Interest Payable	-	1,672
Total Adjustments	-	(4,328)
Net Cash Flows Used In Operating Activities	(16,663)	(117,405)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	70,000
Net Cash Flows Provided By Investing Activities	-	70,000

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	(2,126,481)
Net Proceeds from/(Repayments to) Manager	10,281	16,256
Capital Contribution	6,382	19,814
Membership Contribution	-	2,225,974
Net Cash Flows Provided By/(Used In) Financing Activities	14,844	135,563

Cash at Beginning of Period	-	10,175
Net Increase (Decrease) In Cash	-	88,158
Cash at End of Period	$-	$98,333

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$(134,250)
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	-	2,977,470
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	(13,000)
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$246,300

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series #KW Consol. Info	Series Drop 002 Consol. Info	Series Drop 003 Consol. Info	Series Drop 004 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(9,743)	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	(9,743)	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	(237,500)	-	-	-
Net Proceeds from/(Repayments to) Manager	7,318	-	-	-
Capital Contribution	100	-	-	-
Membership Contribution	250,000	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	19,918	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	10,175	-	-	-
Cash at End of Period	$10,175	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	237,500	30,000	34,000	44,341
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$31,680	$34,680	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 005 Consol. Info	Series Drop 006 Consol. Info	Series Drop 007 Consol. Info	Series Drop 008 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	90,000	78,000	56,250	27,000
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$93,404	$-	$-	$31,800

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Drop 009 Consol. Info	Series Drop 010 Consol. Info	Series Gallery Drop 011 Consol. Info	Series Gallery Drop 012 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$(67)	$(524)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	-	-	67	524
Total Adjustments	-	-	67	524
Net Cash Flows Used In Operating Activities	-	-	-	-

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Proceeds from loans – related party	-	-	-	-
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	-
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	310,000	24,000	18,000	140,000
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$24,975	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Gallery Drop 013 Consol. Info	Series Gallery Drop 014 Consol. Info	Series Gallery Drop 015 Consol. Info	Unallocated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(316)	$(88)	$(93)	$(1,400)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-	-	-	-
Interest Payable	316	88	93	-
Total Adjustments	316	88	93	-
Net Cash Flows Used In Operating Activities	-	-	-	(1,400)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	-	-	-
Capital Contribution	-	-	-	1,400
Membership Contribution	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	1,400

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-	$-	$-	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	84,150	30,000	24,750	-
Purchase of Art and Other Collectibles by equity committed to artist / third party	-	-	-	-
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-	$-	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019, WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

Total Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(12,231)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Gain on Sale of Asset	-
Interest Payable	1,088
Total Adjustments	1,088
Net Cash Flows Used In Operating Activities	(11,143)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-
Net Cash Flows Provided By Investing Activities	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	(237,500)
Net Proceeds from/(Repayments to) Manager	7,318
Capital Contribution	1,500
Membership Contribution	250,000
Net Cash Flows Provided By/(Used In) Financing Activities	21,318

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	10,175
Cash at End of Period	$10,175

Supplemental Disclosure of Non-Cash Financing Activities:
Cancellation of Note Payable in exchange for return of Assets	$-
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	1,227,991
Purchase of Art and Other Collectibles by equity committed to artist / third party	13,000
Purchase of Art and Other Collectibles by equity issued to artist / third party	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
NOTE 1: NATURE OF OPERATIONS
Otis Gallery LLC (the “Company”) is a series limited liability company formed on December 18, 2018 pursuant to Section 18-215 of the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade art and collectibles (such assets or group of assets, the “Underlying Assets”). The Company has created, and it is expected that the Company will continue to create, separate series of the Company (each, a “Series”), and that each Underlying Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.
Otis Wealth, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for each Series (the “Asset Manager”) to manage the Underlying Assets related to each Series. The Series acquire the Underlying Assets from the Manager financed through either non-interest-bearing or interest-bearing promissory notes issued to the Manager, and the Manager develops the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Otis (the “Otis Platform”).
The Company sells and intends to continue selling Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are an Underlying Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, dated February 1, 2019, as amended and restated from time to time (the “Operating Agreement”).
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Voting Rights
The Manager has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:
●
the removal of the Manager;
●
the dissolution of the Company upon the for-cause removal of the Managing Member; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
o
change the situations in which the Company and any Series can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.
When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Distributions Upon Liquidation
Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation); and thereafter, (iii) first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.
Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:
●
repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
●
thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and
●
thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Manager’s Interest
At the closing of each offering, and unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 2% and up to a maximum of 19.99% of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors, although such minimum and maximum thresholds may be waived or modified by the Manager in its sole discretion.
NOTE 2: GOING CONCERN
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Neither the Company nor any Series has generated substantial revenues or profits since inception.
On a total consolidated basis, the Company sustained net losses of $113,077 and $12,231 for the years ended December 31, 2020 and December 31, 2019, respectively. On a total consolidated basis, the Company had an accumulated deficit of $125,308 and $12,231 as of December 31, 2020 and December 31, 2019, respectively. Additionally, with the exception of Series Gallery Drop 025, each Series sustained net losses since inception and have accumulated deficits as of December 31, 2020 and December 31, 2019. On a total consolidated basis, the Company’s current liabilities exceed current assets by $1,131,202 as of December 31, 2020.
The Company’s ability to continue as a going concern for the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
The accompanying consolidated financial statements include the accounts of Otis Gallery LLC as well as its Series required to be consolidated under GAAP. Significant intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020 and December 31, 2019, the Company had no cash on hand, respectively. However, Series’ checking accounts hold funds, as presented in the consolidating supplemental information.
Subscriptions Receivable
The Company records membership contributions at the effective date. If subscriptions are not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under the Financial Accounting Standards Board (“FASB”) ASC 505-10-45-2, the subscription receivables are reclassified as a contra account to members’ equity on the balance sheet. Each Series has a minimum offering size that, once met, will result in the eventual successful subscription to and closing of the Series. Subscriptions Receivable consists of membership subscriptions sold prior to year ended date for which the minimum subscription requirement was met. As of December 31, 2020 and December 31, 2019, the Company had $504,030 and $216,719 in Subscriptions Receivable, respectively.
Art and Other Collectible Assets
The Underlying Assets, including art and other collectible assets, are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to above), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The Underlying Assets are purchased by the Series from the Manager in exchange for either a non-interest-bearing or an interest-bearing promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.
Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.
To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.
As of December 31, 2020 and December 31, 2019, the Company’s total investment in the Underlying Assets across all Series was $4,253,511 and $1,240,991, respectively, as detailed in the table below. The Company does not believe any of its Underlying Assets are impaired as of December 31, 2020 and December 31, 2019.

Series	Series Description	As of December 31, 2020	As of December 31, 2019
Series #KW	2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley	$237,500	$237,500
Series Drop 002	Nike MAG Back to the Future (2016) Sneakers	30,000	30,000
Series Drop 003	The Incredible Hulk 181 Comic	34,000	34,000

Series Drop 004	Collection of Supreme Skate Decks (Select Limited Edition Artist Collaborations)	44,341	44,341

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Drop 005	2018 DOB and Arrows: Patchworks Skulls painting by Takashi Murakami and Virgil Abloh	90,000	90,000
Series Drop 006	1978 Rolex Daytona Ref. 6265 Big Red watch	-	78,000
Series Drop 007	2011 Hermes Birkin 35cm So Black handbag	-	56,250
Series Drop 008	2019 Series of Commissioned Paintings by fnnch	35,000	35,000
Series Drop 009	2012 Gone and Beyond painting by Kaws	310,000	310,000
Series Drop 010	Collection of Nike SB Dunks sneakers	24,000	24,000
Series Gallery Drop 011	2019 commissioned painting by Shelby and Sandy “Basketball”	23,000	23,000
Series Gallery Drop 012	2011 Love Is What You Want neon sculpture by Tracey Emin	140,000	140,000
Series Gallery Drop 013	2019 Grey Selenite Newspaper Machine sculpture by Daniel Arsham	84,150	84,150
Series Gallery Drop 014	Collection of 1985 Jordan 1 OG Sneakers	30,000	30,000
Series Gallery Drop 015	Collection of Supreme Skate Decks – Bundle II	24,750	24,750
Series Gallery Drop 016	Collection of Nike and Adidas Yeezy sneakers	19,539	-
Series Gallery Drop 017	2017 Colorbar Constellation 6 Painting by Derrick Adams	49,500	-
Series Gallery Drop 018	Tomb of Dracula 10 comic	11,600	-
Series Gallery Drop 019	2020 CHROMADYNAMICA MSS painting by Felipe Pantone	18,900	-
Series Gallery Drop 020	X-Men 1 comic	134,000	-
Series Gallery Drop 021	Collection of artist collaboration Nike sneakers	26,560	-
Series Gallery Drop 022	Collection of Nike Air Jordan 1 sneakers	29,948	-
Series Gallery Drop 023	2019 Cape Woman painting by Katherine Bradford	15,000	-
Series Gallery Drop 024	Fantastic Four 52 comic	23,000	-
Series Gallery Drop 025	2018 No. 90 painting by Derek Fordjour	-	-
Series Gallery Drop 026	Avengers 1 comic	95,000	-

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Gallery Drop 027	Teenage Mutant Ninja Turtles 1 comic	61,000	-
Series Gallery Drop 028	Nike SB Dunk Low “Freddy Krueger” sneakers	18,500	-
Series Gallery Drop 029	Collection of Travis Scott collaboration Nike sneakers	53,309	-
Series Gallery Drop 030	2020 A Perfect Trade painting by Cleon Peterson	24,000	-
Series Gallery Drop 031	2020 Sneakers, Computers, Capri Sun painting by Katherine Bernhardt	43,750	-
Series Gallery Drop 032	Super Mario Bros. 3 “Right” NES game	4,844	-
Series Gallery Drop 033	Collection of 1985 Nike Air Jordan I sneakers	21,475	-
Series Gallery Drop 034	2003 Police Car painting by Banksy	405,000	-
Series Gallery Drop 035	2020 Triptych: Medical Bill paintings by MSCHF	72,700	-
Series Gallery Drop 036	Collection of streetwear collaboration Nike sneakers	48,202	-
Series Gallery Drop 037	Collection of sample and player-exclusive Nike Air Jordan sneakers	24,758	-
Series Gallery Drop 038	2003 LeBron James Topps Chrome 111 Refractor trading card	72,405	-
Series Gallery Drop 039	1985 Nike Air Jordan 1 TYPS PE sneakers	62,500	-
Series Gallery Drop 040	Collection of Nike Air Max sneakers	33,211	-
Series Gallery Drop 041	Dior collaboration Nike Air Jordan 1 Low sneakers	4,969	-
Series Gallery Drop 042	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	20,000	-
Series Gallery Drop 043	Futura collaboration Nike SB Dunk High “FLOM” sneakers	63,000	-
Series Gallery Drop 044	Nike Air Jordan 1 High “‘Shattered Backboard’ Origin Story” sneakers	650,000	-
Series Gallery Drop 045	Complete set of 1986 Fleer basketball trading cards	216,000	-
Series Gallery Drop 046	2000 SP Authentic 118 Tom Brady rookie trading card	50,400	-
Series Gallery Drop 047	1981 Topps 216 Joe Montana rookie trading card	28,800	-
Series Gallery Drop 048	2011 Hermès 35cm So Black Birkin handbag	56,250	-

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Gallery Drop 049	2003 SP Authentic Limited LeBron James 148 trading card	214,500	-
Series Gallery Drop 050	Zelda II: The Adventure of Link NES game	25,000	-
Series Gallery Drop 051	2009 Topps Chrome Stephen Curry 101 trading card	29,000	-
Series Gallery Drop 052	Pokémon Blue Game Boy game	9,000	-
Series Gallery Drop 053	Pokémon Yellow Game Boy game	78,000	-
Series Gallery Drop 054	Golf NES game	18,000	-
Series Gallery Drop 055	1999 Pokémon 1st Edition Shadowless Holo Blastoise 2 trading card	45,100	-
Series Gallery Drop 056	1999 Pokémon 1st Edition Shadowless Holo Mewtwo 10 trading card	20,100	-
Series Gallery Drop 057	1999 Pokémon 1st Edition Shadowless Holo Raichu 14 trading card	17,100	-
Series Gallery Drop 058	2012-13 National Treasures Anthony Davis RPA trading card	21,260	-
Series Gallery Drop 059	Super Mario Bros. NES game	73,700	-
Series Gallery Drop 060	Daredevil 1 comic	48,500	-
Series Gallery Drop 061	1999 Pokémon 1st Edition Shadowless Holo Venusaur 15 trading card	21,990	-
Series Gallery Drop 062	Tetris and Tetris II NES games	15,400	-
Series Gallery Drop 063	2002-03 Panini Futebol Portugal Cristiano Ronaldo 137 trading card	20,000	-
Series Gallery Drop 064	2004-05 Panini Megacracks La Liga Lionel Messi 71 trading card	32,000	-
Totals		$4,253,511	$1,240,991

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019.
The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;
●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
Revenues are expected to be derived from the sale of each Underlying Asset in the associated Series. As of December 31, 2020, the Company had recognized $6,000 in revenue from gain upon sale of the Series Gallery Drop 025 Underlying Asset. As of December 31, 2019, the Company had recognized no revenue as there had been no sales of Underlying Assets in any Series.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Operating Expenses
After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission (the “Commission”); any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
If the operating expenses exceed the amount of revenues generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”); and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.
Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
Income Taxes
The Company is a series limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its sole member, the Manager. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on its individual tax return. However, the Company has elected, in accordance with the IRC, to treat each individual Series as separate subchapter C corporation for tax purposes. No tax provision has been recorded for any Series through the balance sheet date as each is in a taxable loss position and no further tax benefits can be reasonably anticipated.

Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized. The Company’s net operating loss carryforwards as of December 31, 2020 and 2019 were approximately $125,308 and $12,231, respectively, which produced net deferred tax assets of $32,706 and $3,192, respectively, using the Company’s estimated future effective tax rate of 26.1%. Based on consideration of the available evidence, including historical losses, the Company’s net deferred tax assets from its net operating loss carryforwards as of December 31, 2020 and 2019 are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series for the years ended December 31, 2020 and 2019 has been recognized. The net losses do not expire for federal income tax purposes.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Earnings (Loss) / Income per Interest
Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) / income per Interest (“EPI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the year.
As of December 31, 2020 and December 31, 2019, 36 and one Series, respectively, had closed offerings, and the (losses) / income per Interest for each Series were as follows (the following table excludes each Series that had only one Interest outstanding, held by the Manager, as of December 31, 2020 and December 31, 2019):

		12/31/2020		12/31/2019
Series	Interests	Net (Loss) / Income	EPI	Net (Loss) / Income	EPI
Series #KW	10,000	$(1,677)	$(0.17)	$(9,743)	$(0.97)
Series Drop 002	1,000	(2,509)	(2.51)	-	-
Series Drop 003	1,000	(1,203)	(1.20)	-	-
Series Drop 004	1,000	(2,095)	(2.10)	-	-
Series Drop 005	1,250	(4,326)	(3.46)	-	-
Series Drop 008	1,000	(4,547)	(4.55)	-	-
Series Drop 009	3,250	(10,749)	(3.31)	-	-
Series Drop 010	1,000	(1,351)	(1.35)	-	-
Series Gallery Drop 011	1,000	(2,248)	(2.25)	-	-
Series Gallery Drop 012	2,000	(7,203)	(3.60)	-	-

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Gallery Drop 014	1,000	(3,042)	(3.04)	-	-
Series Gallery Drop 015	1,000	(2,494)	(2.49)	-	-
Series Gallery Drop 016	1,000	(1,735)	(1.74)	-	-
Series Gallery Drop 017	1,000	(4,319)	(4.32)	-	-
Series Gallery Drop 018	480	(825)	(1.72)	-	-
Series Gallery Drop 019	750	(3,980)	(5.31)	-	-
Series Gallery Drop 020	1,820	(1,285)	(0.71)	-	-
Series Gallery Drop 021	1,100	(1,098)	(1.00)	-	-
Series Gallery Drop 022	1,000	(1,479)	(1.48)	-	-
Series Gallery Drop 023	1,000	(4,318)	(4.32)	-	-
Series Gallery Drop 024	1,000	(1,219)	(1.22)	-	-
Series Gallery Drop 025	1,000	561	0.56	-	-
Series Gallery Drop 026	2,000	(3,911)	(1.96)	-	-
Series Gallery Drop 027	5,000	(1,054)	(0.21)	-	-
Series Gallery Drop 028	2,000	(1,791)	(0.90)	-	-
Series Gallery Drop 029	5,000	(1,375)	(0.28)	-	-
Series Gallery Drop 030	2,000	(4,163)	(2.08)	-	-
Series Gallery Drop 032	5,000	(701)	(0.14)	-	-
Series Gallery Drop 034	21,250	(3,476)	(0.16)	-	-
Series Gallery Drop 035	3,750	(1,665)	(0.44)	-	-
Series Gallery Drop 036	5,100	(2,614)	(0.51)	-	-
Series Gallery Drop 037	2,650	(1,946)	(0.73)	-	-
Series Gallery Drop 038	7,350	(931)	(0.13)	-	-
Series Gallery Drop 039	6,750	(4,844)	(0.72)	-	-
Series Gallery Drop 041	5,500	(1,033)	(0.19)	-	-
Series Gallery Drop 042	2,100	$(1,325)	$(0.63)	$-	$-

Allocation Methodology
To the extent relevant, offering expenses, acquisition expenses, operating expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Interests in accordance with the Manager’s allocation policy. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to, as applicable, the applicable Series. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Interests, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, it is anticipated that revenues and expenses will be allocated as follows:

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Underlying Asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each Underlying Asset
	Asset sponsorship models	Allocable pro rata to the value of each Underlying Asset

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of Underlying Assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of Underlying Assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of Underlying Assets
	Compliance work, including diligence related to the preparation of a series	Allocable pro rata to the number of Underlying Assets

Acquisition Expense	Transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the number of Underlying Assets
	Insurance of Underlying Asset as at time of acquisition	Allocable pro rata to the value of each Underlying Asset
	Preparation of marketing materials	Allocable pro rata to the number of Underlying Assets
	Pre-purchase inspection	Allocable pro rata to the number of Underlying Assets
	Interest expense in the case an Underlying Asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable Underlying Asset
	Storage	Allocable pro rata to the number of Underlying Assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of Underlying Assets

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Custodial fees	Allocable pro rata to the number of Underlying Assets

Operating	Appraisal and valuation fees	Allocable pro rata to the number of Underlying Assets
Expense	Marketing expenses in connection with any revenue-generating event	Allocable pro rata to the value of each Underlying Asset
	Insurance	Allocable pro rata to the value of each Underlying Asset
	Maintenance	Allocable directly to the applicable Underlying Asset
	Transportation to any revenue-generating event	Allocable pro rata to the number of Underlying Assets
	Ongoing reporting requirements (e.g., Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of Underlying Assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of Underlying Assets
	Other revenue-generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each Underlying Asset

Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each Underlying Asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice.
NOTE 4: RELATED PARTY TRANSACTIONS
In the normal course of business, the Series have and will acquire Underlying Assets from the Manager in exchange for promissory notes, which may or may not be interest bearing. Each note matures, and principal and accrued interest for each is due, within fourteen days of the closing of the offering for the associated Series. The principal balance due to the Manager as of December 31, 2020 was $1,707,230, with interest payable to Manager of $2,760 as detailed in the table below:

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

Series	Interest Rate(1)	Note Principal Payable	Note Interest Payable	Total Due to Manager
Series Gallery Drop 013	7.50%	$84,150	$1,578	$85,728
Series Gallery Drop 031	7.25%	43,750	793	44,543
Series Gallery Drop 032	0%	4,844	-	4,844
Series Gallery Drop 033	7.25%	21,475	389	21,864
Series Gallery Drop 040	0%	33,211	-	33,211
Series Gallery Drop 043	0%	63,000	-	63,000
Series Gallery Drop 044	0%	416,700	-	416,700
Series Gallery Drop 045	0%	216,000	-	216,000
Series Gallery Drop 046	0%	50,400	-	50,400
Series Gallery Drop 047	0%	28,800	-	28,800
Series Gallery Drop 048	0%	56,250	-	56,250
Series Gallery Drop 049	0%	214,500	-	214,500
Series Gallery Drop 050	0%	25,000	-	25,000
Series Gallery Drop 051	0%	29,000	-	29,000
Series Gallery Drop 052	0%	9,000	-	9,000
Series Gallery Drop 053	0%	78,000	-	78,000
Series Gallery Drop 054	0%	18,000	-	18,000
Series Gallery Drop 055	0%	45,100	-	45,100
Series Gallery Drop 056	0%	20,100	-	20,100
Series Gallery Drop 057	0%	17,100	-	17,100
Series Gallery Drop 058	0%	21,260	-	21,260
Series Gallery Drop 059	0%	73,700	-	73,700
Series Gallery Drop 060	0%	48,500	-	48,500
Series Gallery Drop 061	0%	21,990	-	21,990
Series Gallery Drop 062	0%	15,400	-	15,400
Series Gallery Drop 063	0%	20,000	-	20,000
Series Gallery Drop 064	0%	32,000	-	32,000
Total		$1,707,230	$2,760	$1,709,990

As of December 31, 2019, the principal balance due to was $990,491 with interest payable to Manager of $1,088 as detailed in the table below:

Series	Interest Rate(1)	Note Principal Payable	Note Interest Payable	Total Due to Manager
Series Drop 002	0%	$30,000	$-	$30,000
Series Drop 003	0%	34,000	-	34,000
Series Drop 004	0%	44,341	-	44,341
Series Drop 005	0%	90,000	-	90,000

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Drop 006(2)	0%	78,000	-	78,000
Series Drop 007(2)	0%	56,250	-	56,250
Series Drop 008	0%	27,000	-	27,000
Series Drop 009	0%	310,000	-	310,000
Series Drop 010	0%	24,000	-	24,000
Series Gallery Drop 011	7.5%	18,000	67	18,067
Series Gallery Drop 012	7.5%	140,000	524	140,524
Series Gallery Drop 013	7.5%	84,150	316	84,466
Series Gallery Drop 014	7.5%	30,000	88	30,088
Series Gallery Drop 015	7.5%	24,750	93	24,843
Total		$990,491	$1,088	$991,579

(1)
Notes with a 0% interest rate are non-interest bearing. The remaining notes bear interest at an annualized rate as stated over a three-month period.
(2)
On March 4, 2020, the Manager repurchased the Underlying Assets related to these Series, and the applicable promissory notes were cancelled in consideration of the repurchases.
Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.
NOTE 5: DUE TO MANAGER
To fund its organizational costs and start-up activities as well as to advance funds on behalf of a Series to purchase assets, the Manager has covered the expenses and costs of the Company and its Series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire assets from the Series subscription proceeds (less the applicable management fees), as they are received. As of December 31, 2020, the Company had $23,575 due to the Manager for accounting, storage, transportation, insurance and sourcing fees associated with and incurred on behalf of the Series as detailed in the table below:

Series	Accounting Fees	Storage	Transportation	Insurance
Series #KW	$368	$-	$-	$-
Series Drop 002	368	-	-	-
Series Drop 003	367	-	-	-
Series Drop 004	368	-	-	-

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Drop 005	367	-	-	-
Series Drop 008	368	-	-	-
Series Drop 009	368	-	-	-
Series Drop 010	367	-	-	-
Series Gallery Drop 011	367	-	-	-
Series Gallery Drop 012	367	-	-	-
Series Gallery Drop 014	367	-	-	-
Series Gallery Drop 015	367	-	-	-
Series Gallery Drop 016	367	-	-	7
Series Gallery Drop 017	367	-	-	-
Series Gallery Drop 018	367	-	-	-
Series Gallery Drop 019	367	-	-	-
Series Gallery Drop 020	367	-	-	-
Series Gallery Drop 021	366	-	-	-
Series Gallery Drop 022	367	-	-	-
Series Gallery Drop 023	367	-	-	-
Series Gallery Drop 024	367	-	-	-
Series Gallery Drop 025	367	-	-	-
Series Gallery Drop 026	367	-	-	-
Series Gallery Drop 027	367	-	-	-
Series Gallery Drop 028	367	-	-	-
Series Gallery Drop 029	367	-	-	-
Series Gallery Drop 030	367	-	-	-
Series Gallery Drop 032	367	10	53	8
Series Gallery Drop 034	367	-	-	-
Series Gallery Drop 035	367	-	-	-
Series Gallery Drop 036	367	-	-	-
Series Gallery Drop 037	367	-	-	-
Series Gallery Drop 038	367	-	-	-
Series Gallery Drop 039	367	-	-	-
Series Gallery Drop 041	367	-	-	-
Series Gallery Drop 042	367	-	-	-
Unallocated	10,281	-	-	-
Total	$23,497	$10	$53	$15

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
As of December 31, 2019, the Company had $7,318 due to the Manager for storage, transportation, insurance and sourcing fees associated with and incurred on behalf of the Series as detailed in the table below:

Series	Accounting Fees	Storage	Transportation	Insurance
Series #KW	$163	$1,180	$86	$5,889
Total	$163	$1,180	$86	$5,889

NOTE 6: MEMBERS’ LIABILITY
The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
NOTE 7: MEMBERS’ EQUITY
The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Underlying Asset held in that series after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests in that Series.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
Series Subscriptions
During the year ended December 31, 2020, the Company received and closed cash subscriptions of $2,246,000 for the following Series:

Series	Interests Sold as of 12/31/2020	Subscription Amount	Closed Date
Series Drop 002	1,000	$33,000	4/13/2020
Series Drop 003	1,000	35,000	3/18/2020
Series Drop 004	1,000	47,000	3/11/2020
Series Drop 005	1,250	95,000	3/6/2020
Series Drop 008	800	32,000	3/17/2020
Series Drop 009	3,250	325,000	10/2/2020

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Drop 010	1,000	25,000	3/6/2020
Series Gallery Drop 011	800	20,000	5/21/2020
Series Gallery Drop 012	2,000	150,000	8/24/2020
Series Gallery Drop 014	1,000	33,000	4/21/2020
Series Gallery Drop 015	1,000	27,000	4/3/2020
Series Gallery Drop 016	1,000	21,000	5/29/2020
Series Gallery Drop 017	1,000	54,000	10/16/2020
Series Gallery Drop 018	480	12,000	8/14/2020
Series Gallery Drop 019	750	22,500	8/18/2020
Series Gallery Drop 020	1,820	136,500	9/30/2020
Series Gallery Drop 021	1,100	27,500	11/4/2020
Series Gallery Drop 022	1,000	32,000	8/14/2020
Series Gallery Drop 023	1,000	19,000	10/23/2020
Series Gallery Drop 024	1,000	24,000	8/17/2020
Series Gallery Drop 025	1,000	70,000	12/04/2020
Series Gallery Drop 026	2,000	100,000	9/11/2020
Series Gallery Drop 027	5,000	62,500	9/11/2020
Series Gallery Drop 028	2,000	20,000	11/20/2020
Series Gallery Drop 029	5,000	55,000	11/6/2020
Series Gallery Drop 030	2,000	28,000	12/1/2020
Series Gallery Drop 032	5,000	5,000	12/31/2020
Series Gallery Drop 034	20,750	415,000	11/2/2020
Series Gallery Drop 035	3,750	75,000	12/22/2020
Series Gallery Drop 036	5,100	51,000	12/16/2020
Series Gallery Drop 037	2,650	26,500	11/5/2020
Series Gallery Drop 038	7,350	73,500	11/5/2020
Series Gallery Drop 039	6,750	67,500	12/14/2020
Series Gallery Drop 041	5,500	5,500	12/16/2020
Series Gallery Drop 042	2,100	21,000	12/1/2020
Total	99,200	$2,246,000

As of December 31, 2020, the Company received cash subscriptions of $504,030 for the following Series, which have been recorded as Subscriptions Receivable pending closings of the Offerings below.

Series	Subscription Amount
Series Gallery Drop 013	$90,000
Series Gallery Drop 031	48,000
Series Gallery Drop 033	23,790
Series Gallery Drop 040	35,490

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Series Gallery Drop 043	66,960
Series Gallery Drop 045	229,790
Series Gallery Drop 052	10,000
Total	$504,030

During the year ended December 31, 2019, the Company received and closed cash subscriptions for the following Series:

Series	Interests Sold as of 12/31/2019	Subscription Amount	Closed Date
Series #KW	10,000	$250,000	11/27/2019
Total	10,000	$250,000

As of December 31, 2019, the Company received cash subscriptions of $216,719 for the following Series, which have been recorded as Subscriptions Receivable pending closings of the Offerings below.

Series	Subscription Amount
Series Drop 002	$31,680
Series Drop 003	34,860
Series Drop 005	93,404
Series Drop 008	31,800
Series Drop 010	24,975
Total	$216,719

Interest Issuances Related to Underlying Asset Acquisitions
In certain instances, Interests in a particular Series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the Underlying Asset of such Series (for example, Interests issued as partial consideration or to an advisor through which the Company acquired the Underlying Asset), in each case as described in the respective offering statement filed with the Commission on Form 1-A, as amended and supplemented from time to time. As of December 31, 2020, the Company issued the following such Interests:
Series	Interests Issued as of 12/31/2020
Series Drop 008	200
Series Gallery Drop 011	200
Series Gallery Drop 034	500
Series Gallery Drop 044	23,330

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
As of December 31, 2019, the Company had issued no Interests to third parties as described above.
NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019. The adoption of this standard did not have a material impact on the Company’s financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 9: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company, its member or its Manager.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and most states and localities in the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate. The impacts of the outbreak are unknown and rapidly evolving. The Manager’s principal office in New York State is closed, and the Company currently has limited access to its storage facility.
The Manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. The Manager has also taken precautions with regard to employee, facility and office hygiene and implemented significant travel restrictions. The Manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and the Manager will continue to monitor and mitigate developments affecting its workforce. The Manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.
The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.
If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. The Company expects that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. The Manager may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of the Manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. The Company expects the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although the Company intends to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
NOTE 10: SUBSEQUENT EVENTS
The Company has evaluated subsequent events through April 27, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.
Subsequent to December 31, 2020, the Company offered Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064 Interests, Series Gallery Drop 065 Interests, Series Gallery Drop 066 Interests, Series Gallery Drop 067 Interests, Series Gallery Drop 068 Interests, Series Gallery Drop 069 Interests, Series Gallery Drop 070 Interests, Series Gallery Drop 071 Interests, Series Gallery Drop 072 Interests, Series Gallery Drop 073 Interests, Series Gallery Drop 074 Interests, Series Gallery Drop 075 Interests, Series Gallery Drop 076 Interests, Series Gallery Drop 077 Interests, Series Gallery Drop 078 Interests, Series Gallery Drop 079 Interests, Series Gallery Drop 080 Interests, Series Gallery Drop 081 Interests, Series Gallery Drop 082 Interests, Series Gallery Drop 083 Interests, Series Gallery Drop 084 Interests, Series Gallery Drop 086 Interests, Series Gallery Drop 089 Interests, Series Gallery Drop 090 Interests, Series Gallery Drop 093 Interests, Series Gallery Drop 096 Interests, Series Gallery Drop 097 Interests, Series Gallery Drop 098 Interests, Series Gallery Drop 100 Interests and Series Gallery Drop 101 Interests to the general public.
Subsequent to December 31, 2020, the Company acquired the following Underlying Assets from the Manager as follows:

Date	Series	Note Principal Amount(1)	Additional Terms
01/11/21	Series Gallery Drop 065	$20,080	Company’s agreement to issue 502 Series Gallery Drop 065 Interests to the asset seller upon completion of the offering

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
01/11/21	Series Gallery Drop 066	90,000
01/11/21	Series Gallery Drop 067	60,000
01/11/21	Series Gallery Drop 068	24,000
01/11/21	Series Gallery Drop 069	35,128
02/05/21	Series Gallery Drop 070	31,200
02/05/21	Series Gallery Drop 071	75,000	Company’s agreement to issue 2,500 Series Gallery Drop 071 Interests to the asset seller upon completion of the offering
02/05/21	Series Gallery Drop 072	280,000	Company’s agreement to issue 5,250 Series Gallery Drop 072 Interests to the asset seller upon completion of the offering
02/05/21	Series Gallery Drop 073	44,280
02/05/21	Series Gallery Drop 074	20,910
02/05/21	Series Gallery Drop 075	55,350
02/05/21	Series Gallery Drop 076	55,350
02/05/21	Series Gallery Drop 077	36,900
02/05/21	Series Gallery Drop 078	20,910
02/05/21	Series Gallery Drop 079	20,098
02/05/21	Series Gallery Drop 080	15,000
02/09/21	Series Gallery Drop 081	480,000
02/09/21	Series Gallery Drop 082	80,000
02/09/21	Series Gallery Drop 083	45,000
02/09/21	Series Gallery Drop 084	52,000
02/09/21	Series Gallery Drop 085	60,000
02/09/21	Series Gallery Drop 086	90,000
02/09/21	Series Gallery Drop 087	231,009
02/09/21	Series Gallery Drop 088	55,250
02/09/21	Series Gallery Drop 089	23,904
02/09/21	Series Gallery Drop 090	98,850
02/09/21	Series Gallery Drop 091	37,473
02/09/21	Series Gallery Drop 092	217,356
02/09/21	Series Gallery Drop 093	43,471
02/09/21	Series Gallery Drop 094	21,631
02/09/21	Series Gallery Drop 095	45,200
02/09/21	Series Gallery Drop 096	28,981
03/10/21	Series Gallery Drop 097	30,000
03/10/21	Series Gallery Drop 098	14,000
03/10/21	Series Gallery Drop 099	130,000

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
03/10/21	Series Gallery Drop 100	18,520
03/10/21	Series Gallery Drop 101	200,750
04/23/21	Series Gallery Drop 102	14,060
04/23/21	Series Gallery Drop 103	17,500
04/23/21	Series Gallery Drop 104	12,489
04/23/21	Series Gallery Drop 105	61,780
04/23/21	Series Gallery Drop 106	26,650
04/24/21	Series Gallery Drop 107	$22,606

(1)
Each note does not bear interest, must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded) and may be prepaid at any time.
Subsequent to December 31, 2020, the following offerings of Interests closed, and such Series raised the following amounts net of brokerage fees and offering expenses:

Date	Series	Amount Raised
01/12/21	Series Gallery Drop 052	$9,850
01/19/21	Series Gallery Drop 045	227,650
01/21/21	Series Gallery Drop 031	47,480
01/22/21	Series Gallery Drop 043	66,280
01/26/21	Series Gallery Drop 051	30,640
01/28/21	Series Gallery Drop 033	23,715
01/29/21	Series Gallery Drop 040	35,095
02/01/21	Series Gallery Drop 049	222,700
02/02/21	Series Gallery Drop 054	18,760
02/09/21	Series Gallery Drop 056	20,938
02/09/21	Series Gallery Drop 057	17,770
02/09/21	Series Gallery Drop 061	22,819
02/12/21	Series Gallery Drop 046	52,420
02/12/21	Series Gallery Drop 047	29,650
02/19/21	Series Gallery Drop 062	15,988
02/22/21	Series Gallery Drop 013	89,043
03/01/21	Series Gallery Drop 050	29,155
03/01/21	Series Gallery Drop 064	33,313
03/02/21	Series Gallery Drop 063	20,839
03/05/21	Series Gallery Drop 060	50,539
03/05/21	Series Gallery Drop 066	93,703
03/05/21	Series Gallery Drop 068	24,997
03/05/21	Series Gallery Drop 069	36,580

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
03/09/21	Series Gallery Drop 059	76,774
03/12/21	Series Gallery Drop 058	22,126
03/19/21	Series Gallery Drop 079	20,938
03/19/21	Series Gallery Drop 080	15,592
03/23/19	Series Gallery Drop 065	20,839
03/25/21	Series Gallery Drop 071	78,061
03/25/21	Series Gallery Drop 074	21,730
04/05/21	Series Gallery Drop 055	46,975
04/05/21	Series Gallery Drop 070	32,422
04/05/21	Series Gallery Drop 077	38,362
04/08/21	Series Gallery Drop 071	78,655
04/15/21	Series Gallery Drop 072	294,475
04/15/21	Series Gallery Drop 078	21,730
04/19/21	Series Gallery Drop 089	24,989
04/22/21	Series Gallery Drop 044	461,833
04/27/21	Series Gallery Drop 076	57,667
04/27/21	Series Gallery Drop 093	45,292
04/27/21	Series Gallery Drop 096	30,145
04/27/21	Series Gallery Drop 098	$14,503

Subsequent to December 31, 2020, the following Series repaid the promissory notes issued by each such Series to the Manager and outstanding prior to December 31, 2020 as follows:

Repayment Date	Series	Note Issuance Date	Note Principal Amount	Interest Rate(1)
01/04/21	Series Gallery Drop 032	08/03/20	$4,844	0%
01/12/21	Series Gallery Drop 052	12/23/20	9,000	0%
01/19/21	Series Gallery Drop 045	10/06/20	216,000	0%
01/22/21	Series Gallery Drop 031	07/31/20	43,750	0%
01/22/21	Series Gallery Drop 043	10/06/20	63,000	0%
02/11/21	Series Gallery Drop 033	07/31/20	21,475	7.5%
02/11/21	Series Gallery Drop 049	11/23/20	214,500	0%
02/11/21	Series Gallery Drop 051	11/23/20	28,999	0%
02/11/21	Series Gallery Drop 054	11/23/20	18,000	0%
02/11/21	Series Gallery Drop 056	12/17/20	20,100	0%
02/11/21	Series Gallery Drop 057	11/23/20	17,100	0%
02/11/21	Series Gallery Drop 061	12/18/20	21,989	0%
02/17/21	Series Gallery Drop 040	09/15/20	33,211	0%

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
02/17/21	Series Gallery Drop 046	11/11/20	50,400	0%
02/17/21	Series Gallery Drop 047	11/11/20	28,800	0%
02/23/21	Series Gallery Drop 013	12/13/19	84,150	7.5%
02/23/21	Series Gallery Drop 062	12/18/20	73,700	0%
03/02/21	Series Gallery Drop 050	10/06/20	25,000	0%
03/02/21	Series Gallery Drop 063	12/18/20	20,000	0%
03/02/21	Series Gallery Drop 064	12/18/20	32,000	0%
03/08/21	Series Gallery Drop 060	12/18/20	48,500	0%
03/08/21	Series Gallery Drop 066	01/11/21	90,000	0%
03/08/21	Series Gallery Drop 068	01/11/21	24,000	0%
03/08/21	Series Gallery Drop 069	01/11/21	35,128	0%
03/09/21	Series Gallery Drop 059	12/18/20	73,700	0%
03/15/21	Series Gallery Drop 044	10/06/20	416,700	0%
03/15/21	Series Gallery Drop 058	12/18/20	21,260	0%
03/22/21	Series Gallery Drop 079	02/05/21	20,098	0%
03/22/21	Series Gallery Drop 080	02/05/21	15,000	0%
03/23/21	Series Gallery Drop 065	01/11/21	20,080	0%
04/01/21	Series Gallery Drop 071	02/05/21	75,000	0%
04/01/21	Series Gallery Drop 074	02/05/21	20,910	0%
04/06/21	Series Gallery Drop 055	12/18/20	45,100	0%
04/06/21	Series Gallery Drop 070	02/05/21	31,200	0%
04/06/21	Series Gallery Drop 077	02/05/21	36,900	0%
04/08/21	Series Gallery Drop 053	11/23/20	78,000	0%
04/16/21	Series Gallery Drop 072	02/05/21	280,000	0%
04/16/21	Series Gallery Drop 078	02/05/21	20,910	0%
04/21/21	Series Gallery Drop 089	03/09/21	$23,904	0%

(1)
Notes with a 0% interest rate were non-interest bearing. The remaining notes bore interest at an annualized rate as stated over a three-month period.
On January 4, 2021, Series Gallery Drop 032 paid $71 due to the Manager for accounting, storage, transportation, insurance and sourcing fees.
On January 19, 2021, Series Gallery Drop 016 paid $7 due to the Manager for shipping fees.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
On December 4, 2020, Series Gallery Drop 025 sold the Underlying Asset for such series, one painting by Derek Fordjour, No. 90, for $70,000 versus the Series Gallery Drop 025 offering amount of $70,000. In connection with the sale, the Manager assumed all Series Gallery Drop 025 acquisition expenses and offering expenses and waived any and all rights to receive any sourcing fee, accrued but unpaid interest on the promissory note issued in connection with the acquisition of the Series Gallery Drop 025 Underlying Asset and the 10% distribution pursuant to Section 7.02 of the Operating Agreement, resulting in a realized gain of $6,000 from sale of Series Gallery Drop 025. The Manager, as Asset Manager of Series Gallery Drop 025, was appointed as liquidator and will distribute to holders of Series Gallery Drop 025 Interests all of the remaining assets (which consist only of cash) of Series Gallery Drop 025, after making provision for taxes and any other liabilities of Series Gallery Drop 025. In February 2021, the Manager began distributing such assets to holders of Series Gallery Drop 025 Interests.
On April 2, 2021, Series Gallery Drop 031 repaid the outstanding interest of $793 on the promissory note issued to the Manager on July 31, 2020 in the original principal amount of $43,750, which note bore interest at an annualized rate of 7.5% over a three-month period.

OTIS GALLERY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
On April 15, 2021, Series Gallery Drop 044 entered into a Purchase and Sale Agreement Addendum with the Manager, in its capacity as seller of the Series Gallery Drop 044 Underlying Asset. The Manager originally acquired the Series Gallery Drop 044 Underlying Asset from the prior owner of the Asset for a total cost of $650,000, of which $500,000 was paid in cash by the Manager and the remainder of which was paid in the form of in-kind consideration consisting of another asset then owned by the Manager, which was transferred to the prior Series Gallery Drop 044 Underlying Asset owner. The Manager acquired the in-kind consideration from an advisor to the Manager for a total cost of $150,000, all of which was paid on behalf of the Manager by Series Gallery Drop 044 in the form of the Series Gallery Drop 044 Interests to the advisor. In addition, the advisor invested $83,300 in cash in Series Gallery Drop 044 in a private placement transaction, with $50,800 paid in cash by the advisor and $32,500 paid by the advisor’s agreement to waive and not be paid the commission fee of the same amount owed to the advisor with respect to the acquisition of the Series Gallery Drop 044 Underlying Asset. Thus, the advisor received 23,330 Series Gallery Drop 044 Interests in the aggregate from the private placement transaction and the in-kind consideration. As the result of a mutual mistake, Series Gallery Drop 044 issued to the Manager, in its capacity as seller of the Series Gallery Drop 044 Underlying Asset, a promissory note in the original principal amount of $416,700 instead of $467,500, being the actual cash amount spent by the Manager to acquire the Asset ($500,000) less the $32,500 commission, for which the Manager was reimbursed by Series Gallery Drop 044 on April 22, 2021 from the proceeds of the offering of Series Gallery Drop 044 Interests, as detailed in the use of proceeds in the respective offering statement filed with the Commission on Form 1-A, as amended and supplemented from time to time. Since the Manager will receive $50,800 less in cash than was paid to acquire the Series Gallery Drop 044 Underlying Asset from the prior Series Gallery Drop 044 Underlying Asset owner, Series Gallery Drop 044 agreed to satisfy such shortfall by paying to the Manager, in its capacity as seller of the Series Gallery Drop 044 Underlying Asset, $50,800 in cash pursuant to the addendum. Series Gallery Drop 044 is utilizing the cash proceeds from the sale of Series Gallery Drop 044 Interests to the advisor referred to above to satisfy such shortfall.